5/14


03050586

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME MolQT

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
MAY 20 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4224 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DATE : 5/19/03

82-4224

MOL Annual Report



03 MAY 11 AM 7:21

AR/S
12-31 02

2002

www.mol.hu

MOL

MOL – A Leading Integrated Oil and Gas Group in Central and Eastern Europe

MOL Hungarian Oil and Gas Company is a leading integrated oil and gas group in Central and Eastern Europe and the largest company in Hungary by sales revenues.

The core activities of our group include:

- exploration and production of crude oil, natural gas and gas products
- refining, transportation, storage and distribution of crude oil products in both retail and wholesale markets
- importation, transportation, storage and wholesale trading of natural gas and other gas products

We are market leaders in each of our core activities in Hungary. Our main objective is to provide superior levels of shareholder return by fully exploiting our market potential, by implementing a dynamic development and expansion strategy and by realizing where possible the potential for further internal efficiency improvements. MOL shares are listed on the Budapest and Luxembourg Stock Exchanges and traded on London's SEAQ International system.

Key financial data, IFRS (HUF bn)	*2001*	*2002*	*'02/'01%*
Net sales revenues	1,174.8	1,159.7	(1)
EBITDA	72.1	128.8	78
Operating profit excluding redundancy provisions	(3.2)	72.3	n.a.
Operating profit	(3.2)	57.2	n.a.
Profit before taxation	1.2	66.9	5,649
Net income	1.2	65.3	5,159
Operating cash flow	71.4	167.8	135
Capital expenditures and investments	72.3	89.6	24
EPS, HUF	13	675	5,092
Return On Equity (ROE) %	0.3	16.1	4,661
Return On Average Capital Employed (ROACE), % excluding redundancy provisions	(0.5)	11.7	n.a.
Return On Average Capital Employed (ROACE), %	(0.5)	9.3	n.a.

Key operating data	*2001*	*2002*	*'02/'01%*
Net proved reserves			
— crude oil (million bbl)	80.6	74.1	(8.1)
— natural gas (million boe)	227.2	200.8	(11.6)
Total hydrocarbons (million boe)	**307.8**	**274.9**	**(10.7)**
Daily average net production			
— crude oil (thousand bbl/day)	31.2	30.5	(2.2)
— natural gas (thousand boe/day)	60.3	58.0	(7.9)
Total hydrocarbons (thousand boe/day)	**91.5**	**88.5**	**(3.3)**
Natural gas sales (million cubic meters)	12,853	12,882	0.2
LPG sales (kt)*	308	335	8.8
Crude oil products sales*			
— domestic sales (kt)	4,472	4,061	(9.2)
— export sales (kt)	2,258	2,544	12.7
Total crude oil product sales (kt)	6,730	6,605	(1.9)
*without chemical raw materials			
Number of filling stations			
— Hungary	377	377	-
— region	66	54	(18.2)
Total number of filling stations	**443**	**431**	**(2.7)**

Contents



Shareholder Value



Zsolt Hernádi,
xecutive Chairman

Letter from the Executive Chairman and the Group Chief Executive Officer



György Mosonyi,
Group Chief Executive Officer

Dear Shareholders,

The year 2002 was of great importance for MOL, as alongside record profitability we paused to review the past three years in order to evaluate the results of the 3-year strategic plan we set in 1999, which was based on focus, excellence and dynamism. We are pleased to be able to say that developments in the region during the period have confirmed the vision we formulated in 1999: that the region would demonstrate robust economic and fuel consumption growth and that the consolidation process in our sector would commence.

We have achieved our strategic targets in our core businesses

We would also like to take the opportunity to briefly highlight our most significant achievements. In the period 2000-2002 we focused on our core activities through both the divestiture of non-core businesses and the restructuring of our core businesses themselves. We restructured our international exploration business, divesting most of our international exploration projects while we refocused our operation on participation in Russian reserve development. We made significant headway in our divestiture programme and the value of these transactions reached the targeted USD 150 mn, releasing a considerable amount of capital. Taking the first initiative in regional consolidation we established a successful partnership with the leading Slovakian oil company, Slovnaft and the leading Hungarian petrochemical company TVK. In a drive to achieve operational excellence we reduced controllable costs in line with our strategic target, primarily through a successful streamlining of our organisation and related reductions in headcount. At corporate level, unfortunately, we were not able to meet the 19% ROACE target, primarily due to inappropriate returns on the regulated gas business and the provision created for redundancy charges. In spite of the losses in the regulated gas business, MOL was able, by the application of strict capital discipline, to maintain its financial flexibility and reduce its gearing to the lower area of the targeted range, whilst still investing in the development of the core businesses.

Mixed business environment

Turning back to the business environment in 2002, not all trends were unfavourable. Consumption growth double that of Western Europe continued in our region and domestic fuel demand grew by 4-5%. On the international markets the average crude oil price remained largely unchanged year on year, with the Brent dated oil price rising from 24.4 to 25 USD/bbl. However, during the course of the year, primarily as a result of the Iraqi crisis, oil prices rose from approximately 20 dollars in January to 30 dollars at the year-end. Unfavourable changes in the global market environment in 2002 were reflected in weak refining margins. Economic recession was felt following September 11th, 2001 as consumption stagnated or rose only slightly in the major petroleum product consumer regions, and stock levels remained relatively high throughout the year. This led to depressed product prices, particularly in the first half of the year, in spite of rising crude prices. As a result, crack spreads, which fundamentally determine the profitability of the refining industry, fell significantly.

Robust business performance

We are pleased to report to our shareholders that MOL reached a record HUF 65.3 bn net income in 2002, in a difficult operating environment and in spite of the creation of a HUF 15.1 bn provision to cover anticipated costs related to headcount reductions planned for the period from 2003 to 2005. This robust performance demonstrates the

strong competitive position of the Group and the efficient operation of our core businesses. Nevertheless, we should underline that one of the key drivers of our strong result was the reduction in the gas business loss, which fell to just HUF 81 million in 2002. Let us summarise the key segmental achievements of the 2002 business year.

Joint production with Yukos has begun

In our domestic exploration and production activities we continued to focus on efficiency and cost control while we made successful efforts to slow down the natural decline in domestic production. Our success in the replacement of production by new domestic reserves is demonstrated by our three-year average reserve replacement ratio of 97%, which will help secure future production levels. In the international arena, we continued to work on the reserve acquisition project with Yukos in Russia. In December we signed a joint venture agreement for the joint development and production of the Zapadno-Maloblyk field and the transaction was finally closed in March 2003. As a result of the agreement MOL expects to double its crude production by 2005. This is a pioneering project for both MOL and Yukos, as this is the first project to be operated under the standard Russian licensing regime with a foreign investor. In our international exploration activities we participated in a new discovery of gas in Northern Pakistan as the operator of a consortium. The scale and potential economic viability of the reserves will be evaluated fully in 2003, but based on preliminary results MOL's 10% share of the total proved reserves could reach nearly 3 billion m^3.

Further optimisation with Slovnaft in the refining and marketing segment

In our downstream business, alongside strong sales volume growth, we benefited from efficient and flexible supply chain management, reduced inventory levels and the coordination of MOL and Slovnaft sales channels. In addition, this was the first full year of operation of the delayed coker. As a result MOL's product slate improved significantly by the conversion of heavy fuel oil into lighter white products. This change in product slate resulted in a HUF 10 bn profit contribution. In order to comply with the EU 2005 fuel quality standards, MOL has decided to develop further its refining facilities both in diesel and gasoline product lines. As part of the project, a new gas oil desulphurisation unit and a new hydrogen plant will be built and the gas oil blending and storage units will be refurbished. In 2002 the basic engineering of these units was completed and we chose the main contractors through a tender process. The total value of the investments will reach approximately HUF 55 billion.

Further efficiency improvements in the retail business

In the retail business in Hungary our sales volumes increased by over 2% compared to 2001. We closed 4 filling stations and opened 3 green-field stations in Hungary while we opened five new filling stations elsewhere in the region. We also sold the 17 stations of MOL Slovensko to Slovnaft. We increased fuel throughput per site in our domestic network by 3%, which demonstrates the positive results of our efficiency measures. In 2002 we successfully changed our retail operational scheme, whereby we tendered the operation of company-owned stations to partners who are paid on a commission basis. Under this scheme we are able to harness the entrepreneurial spirit of station operators while costs are kept under even tighter control. In 2002 we already felt the positive effect of a HUF 1.2 bn saving. Our card systems continued to be very popular with customers. By the end of 2002, the number of loyalty cards grew by a further 7% compared to the end of 2001, while fuel card sales increased by 5.2%.

Difficult market environment in the petrochemical segment

In the petrochemical segment we faced a difficult market environment as the industry did not experience the expected cyclical upturn and pricing power remained weak. At Group level, this negative environment was in part compensated by the higher market margins on feedstock sales. However, the market price of polymers did not follow the rise of raw material prices and consequently segmental margins shrank considerably in spite of sales volume growth. These market factors depressed the segment's underlying operating result to breakeven level. In 2002 we launched the implementation of a strategic development program to reinforce TVK's leading regional position in the petrochemical business. The project includes four subprojects and the key element is the

increase in ethylene production capacity to 620 kt/year by the construction of a new olefin plant. Completion of the program is scheduled for the second half of 2004 and the total cost will be EURO 430 million.

Preparation for the introduction of a new gas regulatory regime

In 2002 the natural gas business recorded an operating loss of only HUF 81 million, following a HUF 122 bn loss in 2001. The main reasons behind the improvement were the positive effect of the strength of the Forint and a reduction in USD denominated market-based import gas prices and were sadly not due to an improvement in the regulatory environment. However, we expect that the new Gas Act will create a transparent gas market and implement a partial market opening in line with EU requirements and Hungary's planned entry in 2004. We also believe that only the introduction of an appropriate new Gas Act and gas-pricing regime will provide a reliable solution for the future of this business. During the year MOL was proactive by its participation in the regulators' work on the new regulatory system. Our objective is to prepare MOL's gas business for market liberalisation and for a new market-based pricing regime that will enable our gas business to operate efficiently and for the long-term. In the meantime we continue to evaluate the strategic alternatives for the gas business and we are ready to make the appropriate decision when the shape of the future regulatory environment is clear.

MOL signs agreement to take a majority position in Slovnaft

While we have focused on the organic growth of our businesses, we continued to play an active role in regional downstream consolidation. In November 2002 we signed an agreement to acquire an absolute majority position in Slovnaft and at the same time to execute a capital increase at MOL through a private placement. The transaction is a logical step in furthering the integration of MOL's and Slovnaft's refining and marketing and petrochemical activities, permitting the realisation of new synergies and thereby increasing shareholder value. While Slovnaft's activities were also subject to the weaker industry environment in 2002, leading to a fall in operating profitability to SKK 3.2 bn, the success of the partnership is demonstrated by the achievement of USD 45 million in joint synergy benefits. This sum is more than three times the level of synergies realised in 2001 and exceeds our original targets. In 2002, MOL continued to play an active role in the wider regional privatisation process, where it was possible to participate subject to strict investment criteria. MOL's policy remains unchanged, we will only become involved in potential transactions where we see a clear strategic fit and the generation of significant added value for our shareholders.

Internal efficiency improvement is still in focus

The improvement of internal efficiency was one of our key priorities in 2002. In July we successfully implemented upgraded and new elements to our enterprise resource planning system, which represents one of the key results of our Business Process Re-engineering project. As part of our efficiency program we reduced headcount to fewer than 11,000 which is well below our strategic target of 12,000. The further improvement of internal efficiency is also a key element of our updated strategy for 2003 to 2005, which we announced in November. We would now like to highlight the main objectives of our updated strategy.

We set new strategic targets in 2002 for the period 2003-2005

The Board of Directors of MOL believes that the best way to secure superior shareholder value creation is to maintain the Group's strategic focus on regional growth, efficiency improvement and stability by the maintenance of a balanced business portfolio and the proper management of risk. While we intend to maintain a proactive role in the regional consolidation process, we will continue to focus very strongly on factors which are fully under the control of management. These factors include capturing organic growth potential, integration benefits and improving efficiency to the fullest possible extent. Our objective is to reach Group ROACE of 17% and Group EBITDA of more than USD 1.0 bn by 2005, under normal industry conditions. We intend to further improve our operating efficiency by achieving a total efficiency improvement of USD 175 mn by 2005. This includes a headcount reduction of 2,500 at the parent company, to reach international benchmarks in headcount efficiency.

MOL aims to increase upstream integration by doubling crude production and to grow the refineries' captive market by a focused expansion of the retail and petrochemical businesses. Organic CAPEX of USD 2.0 bn for the 2003-2005 period has been planned in order to achieve growth targets. Given its additional financial flexibility, MOL remains prepared to take advantage of appropriate opportunities for inorganic growth. While privatisation and consolidation may help to reach critical mass, the Company is also ready to develop its asset portfolio through asset swaps and disposals as opportunities arise during the regional development. We would like to take this opportunity to underline that since the Board continues to see opportunities for value-creating investment in growth, it will suggest a conservative dividend policy to the 2003 General Meeting in order to maintain a stable capital structure.

In line with this policy and continued regulatory uncertainty in the gas business, the Board is proposing a dividend of HUF 55 per share on 2002 earnings.

We can assure you that the Board of Directors will continue to do its best in the next three years to achieve these ambitious goals with the aim of creating the maximum possible value for its shareholders. Finally we would like to take the opportunity to thank the members of the Board of Directors, who left during 2002, for their valuable contribution to MOL's success and all our employees for their hard work and commitment as well as to our customers for their dedication during 2002.





Zsolt Hernádi
Executive Chairman

György Mosonyi
Group Chief Executive Officer

MAIN STRATEGIC OBJECTIVES FOR 2003-2005

Efficiency	*Growth*	*Risk Control*	*Capabilities*
Corporate			
Control of MOL's future	Exploit organic growth and regional consolidation opportunities to create leading CEE oil company	Balance the corporate portfolio	Optimise operations across the entire Group
• 2005 ROACE target of 17% • Efficiency improvement of USD 175 mn by 2005	• 2005 Group EBITDA target exceeding USD 1.0 bn • Exploit leading regional petrochemical position • Capture additional growth opportunities from potential acquisitions	• Maintain gearing target of 40% • Continue capital discipline • Maintain portfolio balance	• Maintain financial flexibility • Optimise business model regionally
Exploration & Production			
• 2005 ROACE target of 30% • Efficiency improvement of USD 20 mn by 2005	• Double crude production to 50,000 bbl/day • Production intensification in Hungary • Focus on portfolio-building in core areas	• Exploration spending in line with group risk profile • International production growth based on reserve acquisition to reduce exploration risk	• Widespread use of partnerships • Capitalise on special niche skills
Refining and Marketing			
• 2005 ROACE target of 18% • Efficiency improvement of USD 70 mn by 2005	• Provide new transit route for Russian crude • 1000 stations in eight countries by 2005 – 200 new retail stations in region • Quality-driven product development to enhance export opportunities	• Develop captive market to represent over 50% of refining output • Comply with environmental regulations • Focus growth on selected markets	• Develop integrated regional logistics and sales • Optimise operations of refineries
Gas business			
• 2005 ROACE target of 12% • Efficiency improvement of USD 25 mn by 2005	• Shape future regulatory regime with regulator • Exploit transit and storage growth opportunities	• Partnership to share regulatory and market risk and required future investments • Prepare for market opening • Minimise impact of eventual market share losses	• Restructure the organisation to prepare for deregulated market
Petrochemicals			
• 2005 ROACE target 20% • Efficiency improvement of USD 10 mn by 2005	• Major capacity growth at TVK • PP investment in Slovnaft • Capture regional polymer sales growth	• Size/scope of petrochemical business in line with refining capabilities	• Consider alliances and partnerships with various industry players • Fully exploit MOL-SN-TVK synergies • Optimise sales channels

Exploration and Production

Business description

This segment is responsible for the exploration and production of oil and gas both in Hungary and internationally. The goal of domestic exploration and production is to maintain value creation by focusing on efficiency and cost control, as well as by maximising recovery through the utilisation of modern technology and methodology. International activities are focused on the acquisition of proven reserves.

Key achievements in 2002

• In 1999, MOL set key strategic objectives for domestic exploration and production activities focusing on efficiency and cost control. We are able to report that in 2002 we met or exceeded our targets. By the end of 2002 we had reduced the three-year-average domestic finding cost to 1.5 USD/boe, and the three-year average development cost to 2.39 USD/boe compared to a combined target of 4.5 USD/boe. The division also remained within the targeted production cost level of 4.5 USD/boe set in its strategy, in spite of decreasing domestic production levels and Forint strength against the USD.



• In December 2002 MOL signed a joint venture agreement with YUKOS, one of the largest Russian oil companies, for the development and production of the Zapadno-Malobalyk (ZMB) field, located in Western Siberia, the main oil-producing region of Russia. Following the fulfilment of conditions precedent and the receipt of all necessary approvals the deal was closed in March 2003. Through this agreement MOL will double its current crude oil production within a few years and will also significantly increase its crude oil reserves.

• Following a rationalisation of its foreign portfolio MOL remains the operator of 3 exploration blocks in the international arena. In 2002, MOL as operator and as member of a consortium discovered promising gas reserves in the Tal block in Pakistan. Based on preliminary results the total proved reserve is estimated at 26 billion cubic meters. In 2003 the consortium will carry out further appraisal work and initiate development of the gas field. In addition, the consortium has decided to invest in further exploration in other promising areas of the Tal block.

Domestic exploration and production

In 2002 MOL operated 36 exploration blocks in Hungary with a total area of 34,374 km², representing 65% of total Hungarian exploration acreage. MOL holds almost 100% of proved domestic reserves. Exploration projects carried out during the year resulted in the completion of 9 seismic surveys and the drilling of seven wells. Of the seven wells drilled, four wells proved dry, two were qualified as non-commercial discoveries and one proved to be productive.

Average Brent Crude Oil Price (USD/bbl)


25
20
15
10
5
0
98
99
00
01
02

In Hungary the exploration activity is focused on three core regions. The Derecske Trough, in Eastern Hungary, represents an important domestic exploration area. Following the discovery of a gas field there in 2001, a well drilled in 2002 added an additional 0.8 bcm of commercial gas reserves. In 2002, 3-D seismics were conducted to the north-east of the field to identify further promising accumulations. In the Paleogene Basin of Central Hungary, our second core area, we extended the 3D model covering the Tóalmás-D condensate-oil fields with a 250 km² seismic survey. One wildcat detected promising oil shows and will be tested in 2003. The deepening of an appraisal well in Nagykáta with an estimated proven oil reserve of 8.3 million barrels is in progress. A further 4 discovery wells were prepared for drilling in 2003. In the third core region, Western Transdanubia, promising hydrocarbon shows were detected and the work initiated will be finished during 2003.

Net Proven Reserves (mn boe)


0
98
99
00
01
02
Crude Oil
Natural Gas



As a result of our exploration activities in 2002 we recorded the addition of 0.9 million toe (6.7 million boe) of net proven reserves from new discoveries and extensions. A further small increase in reserves (0.3 million boe) was due to improved recovery. The revision of the previous estimates resulted in a decline of 1.8 million toe (13.9 million boe) in reserves. As a result of changes of reserves and net production of 3.4 million toe during the year, domestic net proven hydrocarbon reserves amounted to 36.4 million toe (274.9 million boe) as at 31 December 2002. Natural gas reserves of 30.2 bcm represent 73.0% of the total reserves. In the most important measure of exploration success, the key three-year average reserve replacement ratio, MOL has achieved an excellent 97% ratio.

In 2002 MOL produced 1.05 million tons of crude oil and 3.1 bcm of natural gas. Approximately 19% of crude oil production in 2002 was realized by the use of enhanced oil recovery (EOR) techniques, in which MOL has considerable experience. Currently MOL employs EOR techniques in nine reservoirs, primarily by the injection of CO_2 and hydrocarbon gas. Divisional production activities are carried out within 13 operational units on 59 oil and 71



gas fields. Alongside its production activity the division operates five underground gas storage facilities and two gas processing plants.

International exploration and production

In 2002, international activities were focused on reserve acquisition and the remaining exploration projects. The main results of our efforts came after many months of negotiations. On December 19th, 2002 MOL and Yukos signed the joint venture agreement providing for the joint development and production of the Zapadno-Malobalyk oil field in Western Siberia, the first such project to be closed under the standard Russian licensing regime with a foreign partner.

YUKOS and MOL started negotiations aiming to jointly exploit the field in 1999. At first the partners intended to conclude a production sharing agreement, then in mid-2001 due to the lengthy negotiation process required for conclusion of a production sharing agreement in Russia, they decided to proceed with development of the field under the present license regime.

The transaction opens the way for MOL to participate in the development and production of an oil field with 145 million barrels of reserves and current production of approximately 19,000 bbl/day.

Net Crude Oil Production (kt) (Including Condensates)


98
99
00
01
02

The development plan of the ZMB field, with total planned development expenditure of around USD 300 m, envisages reaching the 2.5 m ton per year (18 mm bbl/year) peak production rate by 2005. MOL's share of this production will compare favourably in magnitude with MOL's current total domestic oil production. The cooperation between MOL and YUKOS allows both parties to pool their knowledge and experience of the most sophisticated techniques and up-to-date technologies that are applied in the optimal development and production of oil fields.

ZMB Ltd. will be directed and supervised by a Board of Directors, consisting of three representatives from MOL and three from YUKOS. A permanent MOL/Yukos work team will advise the Board and external experts will also be engaged if necessary. Yukos as the local operator of the project will manage day-to-day operations. Due to certain administrative requirements concerning the registration of MOL's participation in Russia, the transaction was not finally completed until March 2003. Consequently, the reserve and production figures, as well as the financial impact of the transaction, will appear in MOL's accounts for 2003.



The other key advance in international activities was MOL's participation in a new discovery of gas in Northern Pakistan. As the operator of a consortium with three Pakistani companies, OGDCL, PPL, POL and the Pakistani Government, MOL has been exploring for hydrocarbons in the Tal Block since 1999. MOL has a 10% interest in the consortium.

Following the completion of the seismic acquisition in 2000 and its interpretation resulting in an attractive geological prospect, the

consortium resolved to drill an exploratory well in 2002. This produced significant gas inflow and it was decided to test three promising horizons. The well test results have proved the commerciality of the gas discovery. The discovered reserves are estimated to amount to 65 bcm of probable reserves (26 bcm of proved reserves). A decision to invest in the appraisal of the discovery and in further exploration work was made by the consortium in 2003.

In Yemen MOL continued to fulfil its commitments. During the year an exploration well was drilled in Block 48, which did not result in a hydrocarbon discovery. The outstanding commitment well is being drilled in 2003. In Block 49 MOL prepared the detailed work program for the second exploration phase and the subcontractor for seismic acquisition was chosen by tender. The seismic acquisition will commence in early 2003.

Other progress

Since 1999, MOL's exploration and production activities have been radically restructured in order to meet the strategic targets set in 1999. As part of this change the production organisation was reorganised, the domestic and international divisions were merged and the maintenance activities were restructured into a single service company model.


RUSSIA
ZMB BLOCK
Moscow
Budapest
Islamabad
PAKISTAN
Sana'a
YEMEN

The three-year program has produced a leaner and more efficient organisation, which is demonstrated in the unit efficiency measures discussed earlier in this chapter. In 2002, in order to prepare for new strategic challenges, the division carried out an in depth audit, which established the foundations for a new efficiency program, to be implemented over the next three years. The new program will, amongst other things, include a further radical modernisation of the production operations, where special attention will be devoted to the exploitation of potential synergies arising from the transfer of certain maintenence tasks to newly trained operations staff. Planned efficiency measures will result in a further significant reduction in segmental headcount.

Refining and Marketing

Business description

This business segment is responsible for the supply, refining, logistics, commercial and retail sales of crude oil and oil products. The segment's aim is to increase efficiency by the utilisation of an integrated supply chain management system. Further, it aims to develop sales by the provision of top quality products, based on its excellent asset base and geographical positioning. The retail services unit is responsible for the development of retail sales of products and services through the domestic and international filling station network. The unit aims to improve network efficiency, increase customer focus and loyalty, and selectively expand the branded network in the region.

Key achievements in 2002

• Since 2001 all activities across the downstream value chain have been operated within an integrated supply chain management system. This restructuring was further improved in 2002, enabling us to respond more quickly to changing market and customer needs, and increasing the efficiency of our downstream activity.

• As a result, in spite of the unfavourable effects of a strong Forint and weak global refining margins the segment performed strongly in comparison with its peers. Wholesale volumes, excluding fuel oil, petroleum coke and chemical feedstock, grew by approximately 12%, while we were able to reduce inventory volumes.



• In 2002, MOL initiated the implementation of the EU 2005 project, whereby the company will be investing approximately HUF 55bn in its refining processes in order to ensure that it can meet stringent EU product standards in 2005. This investment will reinforce the Group's competitive position in the region. We had entered into all the key contracts for the project by the end of 2002.

• 2002 was a year of success for our retail activities. Alongside the continued improvement of network efficiency demonstrated by 3% year-on-year growth in fuel throughput per site, we increased non-fuel sales by over 30%. Furthermore, the implementation of the restructuring of the operational scheme of our retail network, to a company-owned, commission-agent operated system resulted in a significant improvement in cost efficiency. 2002 also marked the launch of our first premium quality gasoline, Tempo 99 Evo. The new gasoline product has a high octane number, contains no sulphur and already meets the strict requirements of both the International Association of Vehicle Manufacturers and the EU specifications for 2008.

Business environment

In 2002, the average crude oil price remained largely unchanged year on year, with the average dated Brent price rising from 24.4 to 25 USD/bbl. However, the trends during the year were very different. In 2001, oil prices trended down, particularly after the September 11th tragedy; however, in 2002, primarily as a result of the Iraq crisis, oil prices rose through the year from approximately 20 dollars in January to 30 dollars at the year-end.

Unfavourable changes in the global market environment in 2002 were reflected in global crack spreads. Economic recession was experienced following September 11th, 2001 as consumption stagnated or rose very slightly in the major petroleum product consumer regions, and stock levels remained relatively high throughout the year. This led to depressed product prices, particularly in the first half of the year, in spite of rising crude prices. As a result, crack spreads, which fundamentally determine the profitability of the refining industry, fell significantly. The crack spread on gasoline fell by 24% (Premium Unleaded., FOB Med) and on gas oil by 36% (EN 590, FOB Med) compared to 2001.

Refining and Logistics

In 2002, more than 80% of the crude processed in MOL's refineries was imported and the imports were exclusively of Russian crude oil. MOL purchases crude from a variety of Russian producers and exporters. MOL imported 4.9 million tonnes of crude oil in 2002, compared to 5.8 million tonnes in 2001. The reduction in import volumes was facilitated by the operation of the residue upgrading units, primarily the delayed coking plant, which enabled the production of unchanged levels of more valuable white products from 12.5% less crude oil, via the further processing of heavy fuel oil.



As a result of the delayed coking plant which started up at the end of 2001 the product slate of the refinery improved significantly: the percentage of motor gasoline output increased from 22% to 25%, that of gas oils from 38% to 41%, while that of heavy fuel oil decreased to 2% from 15%. This change in product slate resulted in a significant increase in MOL's refinery margins. Petcoke produced during the residue upgrading process has been sold profitably.

In order to maintain competitiveness MOL intends to fully comply with the EU 2005 fuel quality standards. As a result we will invest further in the development of both our diesel and our gasoline production lines. The development of the diesel production process will include the commissioning of a new gasoil desulphurisation unit and a new hydrogen plant, alongside the refurbishment of gasoil blending and storage units. The development of the gasoline production line will involve the commissioning of a new gasoline desulphurisation plant. In 2002 the basic engineering of the gasoil desulphurisation unit and the new hydrogen plant was finished and EPC partners were contracted following a tender process. As a result of this investment program, which is budgeted at HUF 55 billion, MOL's total production of gasoline and diesel will meet the stringent EU 2005 requirements.

In order to further improve Group efficiency, during 2002 a feasibility study was initiated to review the potential for the joint and integrated outsourcing of the industrial services of MOL, TVK and Slovnaft, including maintenance, energy and utility supply. The drive to focus on only core businesses continued with the initiation of a bidding

procedure for the provision of waste water treatment and waste incineration services.

MOL continued to focus on improving the efficiency of its logistics system in 2002 in order to maintain the significant advantage it enjoys from an excellent physical asset base. Daily logistics activities are performed with the help of modern information technology systems that enable process optimisation and rapid on-line intervention where necessary. In 2002, we continued to streamline our logistics system, and the treatment of logistics as part of the supply chain enabled us to achieve a further reduction in inventories.

A strong focus on continued efficiency improvement helped the Refining and Marketing segment to compensate to some extent for the negative external environment. MOL was able to achieve this by mobilising some of its remaining technological and operational reserves. A significant element of this program was the further reduction of inventory. The segment was able to reduce its inventory by 360 kt, which resulted in a HUF 13 bn reduction in average working capital.

Crude Oil Product sales (kt)



98
99
00
01
02
Gasolines
Gas and Heating Oils
Fuel Oils
Lubricants
Bitumen
Other Products

As part of our drive to maximise the utilisation of assets and to better secure crude oil supplies, an inter-company agreement was signed in June and an inter-state agreement in December, relating to the integration of the Friendship & Adriatic crude oil pipeline systems. Following the installation of the necessary technical facilities, the transit of 5 million tonnes per annum of Russian crude oil to the Mediterranean area will be possible. The realisation of the project would represent an opportunity for MOL to earn additional revenue from its existing pipeline asset base whilst increasing the security of crude supplies.

Commercial

In 2002, our attention to improving customer focus was successful and we maintained a market share of above 80% in the domestic motor fuel market. Furthermore, excluding fuel oil, petroleum coke and petrochemical feedstock, we grew total product sales volumes by 12%. We remain the supplier of choice for the largest end-users, e.g. MÁV Hungarian Railways, Volan Companies (road & public transport), MALEV Hungarian Airways, the Hungarian Armed Forces.



On the basis of contracts renewed with certain international oil companies, these partners continued to supply the majority of their Hungarian market demand through purchases from MOL, as they did in 2001.

In 2002, demand for fuel was strong, with domestic motor fuel consumption growing by 4-5% and regional motor fuel consumption growing by 3-4%. As in previous years the growth in demand for diesel outstripped the growth in demand for motor gasoline. A focus on optimising the balance between unit wholesale margins and market share led to stable domestic motor fuel volume sales combined with an increase in average unit margins. Cooperation with Slovnaft in regional markets enabled us to improve unit margins while increasing regional motor fuel volumes by 38%. MOL was able to fully exploit growing regional demand for gasoil by supplementing its own production with gas oil purchased for resale following necessary desulphurisation in MOL facilities.

In the bitumen market MOL was able to take advantage of the opportunities that arose from an intensified domestic highway construction program. MOL was able to increase total volumes sold by 12%, while the volume of high quality modified bitumen grades sold grew by 60%. MOL also improved the efficiency of this product group by reducing the number of bitumen products.

In the retail automotive LPG market we continued to grow dynamically, with sales of our branded autogas, MOL ECO+ growing by 50%. By the year-end we reached a market share of 30% with 128 retail outlets.

In order to ensure that we maximise the value created from our market positions, from April 1st 2002, a single Commercial organisation was established which spans all our activities from raw material purchases to the sale of our products. In this way the organisation is able to satisfy customer requirements with a flexible "make and/or buy" approach.

In order to increase efficiency and customer management, MOLCHEM, a petrochemical product marketing subsidiary, was integrated into MOL from the beginning of the year. In 2002, MOL decided to restructure its lubricant business. From July 1st the production and marketing of finished lubricants was transferred into a 100% owned subsidiary, MOL-LUB Ltd., which is charged with the development of both domestic and regional sales.

Retail Services

2002 was a year of great progress and innovation for the Retail Services division in terms of network efficiency, service provision, network appearance and commercial activity.



PL
CZ
SK
UA
A
3
377
48
H
RO
HR
YU
1
BIH
▽ MOL's filling station

In 2002 MOL's domestic retail fuel sales volumes increased by 2.3% in spite of the unfavourable effect of the excise duty increase, effective from 1st July. Our domestic market share among the members of the Hungarian Petroleum Product Association (MÁSZ) remained broadly stable at 43.6%. Also, as a result of an increase in the number of autogas sales points, our autogas sales doubled during the year. Network efficiency, as shown by average fuel throughput per site, grew by a further 3% as a result of sales volume growth and network rationalisation. MOL continued to achieve dynamic growth in non-fuel sales, and shop sales grew over 30% in 2002. In addition, programs were implemented in 2002 to provide the foundation for continued double-digit growth in the coming year.

Price structure of grade 95 gasoline



250
200
150
100
50
0
98
99
00
01
Production Cost and Margin
KKKSZ F
Excise Tax and Vat

In 2002, we successfully implemented the alteration to the network operational scheme, transferring virtually all company-owned company-operated (CoCo) sites into a company-owned commissioned agent (CoCa) operating system where independent entrepreneurs operate the stations for a commission based on fuel and non-fuel sales. The remaining 12 CoCo sites will be changed to the new system in the first half of 2003. The scheme enables us to exploit the entrepreneurial spirit of station operators while keeping costs under even tighter control. We can also report progress on the Romanian market where we achieved fuel sales growth of over 50% and an increase in throughput per site of 41% as a result of the sales growth and the expansion of our network. The introduction of a fleet card and premium Tempo Diesel also contributed to above average gas oil sales growth. Shop sales also grew by 42% in dollar terms.

Development of the MOL's Filling Station Network



450
400
350
300
250
200
150
100
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0
98
99
00
01
Total Domestic
Total Foreign

During the year MOL took many steps in order to further build the MOL brand through a number of marketing and communication campaigns. The activities included in this program included product launches, design changes, and new service innovations, all of which helped contribute to the positive development of MOL's brand image. We would highlight the launch of the new premium fuel, Tempo 99 EVO, the new corporate design, the implementation of the new shop 24 design, and the increasing number of services in the card and loyalty systems as having played a significant role in the building of our image in 2002.

In 2002 we made significant progress in our card business. Following a recent development, both MOL and Slovnaft fuel card holders are now able to pay with their fuel cards at Group stations across the region (including Slovakia and Romania) at both Slovnaft and MOL filling stations. As a result of this innovation, the number of fuel sales points accessible to cardholders of both brands has practically doubled. With 5.2% growth in MOL fuel card sales the ratio of fleet card transactions also continued to grow in 2002.

The Multipont Program is a bank card-based application of the popular MOL Loyalty Program, which has become a great success on the domestic card-based market. At the end of 2002, the number of card owners exceeded 100,000. The novelty of the Multipont Card is that it has a dual-function, having both paying and loyalty card functions. Partners of the Multipont Program reward customer loyalty with loyalty points that can be exchanged for any product, service or gift in the whole MOL network.

At the end of 2002 MOL operated 431 stations, of which 377 stations were in Hungary and 54 elsewhere in the region. In Hungary the focus continues to be on the improvement of the existing network in order to increase revenue per site and network efficiency. Our aim is to improve the appearance of our stations and broaden the range of products and services on offer. In 2002, we opened three new stations, completed one full station reconstruction and rebuilt the shop facilities based on the new Shop 24 concept at an additional fifteen sites. In our international network we continued the extensive network development program in Romania with the opening of five new sites.

The modernisation and renovation of the filling station shops and the extension of our new standard (Shop 24) gathered speed in 2002. The Shop 24 concept enables MOL to introduce new services with a youthful design. The modernised shops enable MOL to maximise non-fuel sales by use of a logical and carefully considered commercial concept.



THE MOL-SLOVNAFT PARTNERSHIP IN 2002

In November 2002, MOL signed an agreement to take majority control of Slovnaft, following the purchase of a 36.2% stake two years earlier. The Slovnaft deal represents the first cross-border acquisition in the oil industry in Central Europe. The acquisition of a majority stake will enable the Group to exploit further synergy potential and realise the benefits from closer cooperation between the two companies. MOL's acquisition of majority control was accomplished through the purchase of a 31.6% share from the two main Slovak owners of Slovnaft, Slovintegra and Slovbena (SISB). Pursuant to the transaction SISB become the owners of a 9.99% stake in MOL. Through its majority control MOL will gain enhanced flexibility in restructuring, increased potential for synergy realisation and corporate governance issues will also be simplified. This in turn will enable management to place more focus on strategic projects such as retail network development, the clean diesel project and state-of-the-art polypropylene production.


Slovnaft

2002 highlights

In 2002, the Slovnaft Group realised an operating profit of SKK 3.2 billion, 47% lower than in 2001. The key factors leading to weaker operating performance were the worldwide fall in refining margins in 2002 and the creation of a significant provision for redundancy charges to be incurred between 2003-2005 as part of the BRAVO efficiency program (see below). However, the strong Slovak currency also negatively affected results, especially as the importance of export markets is gradually increasing as a result of the growth of import-based competition on the domestic market. In response to this challenge, Slovnaft developed a new market-driven commercial policy and was successful in reversing the trend of market share loss that was experienced early in 2002. The application of the new commercial policy enabled Slovnaft to stabilise its domestic market share by the third quarter.

In spite of unfavourable developments in the international market in 2002, Slovnaft achieved profit after tax of SKK 3.03 billion, almost repeating the historical record level achieved in 2001. This achievement was made possible principally by a strong improvement in financial operations, which in turn was largely the result of local currency strength, a restructured debt portfolio and a reduction in gearing from over 16% in 2001 to a net cash position in 2002. Slovnaft's results were also supported by the achievement of USD 35 million in synergy benefits, more than triple the level achieved in the previous year.

Divestment and restructuring

Business portfolio re-structuring continued in 2002 with the focus on core business activities. Group assets of more than SKK 165 million were divested during the year. The merger of Slovnaft's wholesale and retail subsidiaries in the Czech Republic, Slovnaft Moravia and Slovnaft CS, was completed in early 2002 and the export subsidiary Slovnaft Trade was integrated into the parent company. The day-to-day routine accounting activities are now outsourced to a professional service supplier, Accenture, which is providing similar accounting services to MOL. In a company-wide effort to reduce controllable costs to a sustainable level, a project was initiated during 2002 to reshape the organisational structure to fit the newly developed streamlined business processes. In line with the planned restructuring,


4
PL
CZ
2
318
SK
UA
H
RO
HR
YU
Slovnaft's filling station

Slovnaft created a provision of SKK 492 million to cover future redundancy costs related to this project, which is known by its acronym, BRAVO (Business Restructuring and Value Oriented Organisation).

Operations and developments

The reconstruction of Slovnaft's current retail network of 364 filling stations is underway, alongside the building of new stations in accordance with the new retail development strategy. MOL's former retail subsidiary in Slovakia is now fully owned by Slovnaft and the 17 modern filling stations were converted to operate under the Slovnaft logo during the year. The reconstruction and building work carried out on Slovnaft's network is being executed on the basis of unified standard plans, technologies and equipment, in order to realise procurement benefits. Furthermore, Slovnaft is adopting the MOL model for non-fuel sales and its fuel card system.

In order to improve operational reliability, Slovnaft reviewed its maintenance policy and the provision of maintenance services. To improve efficiency, the three main maintenance providers were merged into a single service maintenance company and Slovnaft utilised the support of an experienced consulting firm to help develop a maintenance policy which better supports the target of improved operational reliability.

MOL and Slovnaft are jointly addressing the issue of meeting EU 2005 fuel quality standards, with a view to optimising the synergy potential of joint project implementation. Benefits have already been achieved in the licence procurement phase. In 2002 the implementation of the clean diesel project proceeded to the engineering phase.

Slovnaft also commenced construction of a polypropylene plant with a 255 kt/year nominal capacity as the first stage in the modernisation of its petrochemical business. At the same time this project is an important step towards the realisation of a Group level petrochemical strategy, which will optimise developments across the Group, as the investment program has been harmonised with the development plans of TVK, the other petrochemical producer in the MOL Group. Within corporate services, significant synergy benefits were realised through the joint procurement of chemicals, catalysts and additives, as well as through common tendering and common materials procurement by e-commerce tools.

2002 summary

In summary, 2002 was a year of great progress in the MOL-Slovnaft partnership and the parties continued to successfully implement the steps necessary to create a strong and efficient regional player. We believe that MOL's acquisition of a majority shareholding in Slovnaft will enable the partners to extract even more synergies from closer cooperation in 2003.

NATURAL GAS

Business description

This division is responsible for the importation, transportation, storage and wholesaling of natural gas. It is also responsible for the transit of natural gas to key external markets. The division's goal is to provide a reliable supply of natural gas, to operate the division's assets efficiently and to earn a fair return on the assets invested in the business. It is also the aim of the division to contribute to the regulatory debate in order to position the business for future liberalisation.

Key achievements in 2002

• During 2002 MOL participated actively in negotiations with government representatives and the authorities over new gas legislation, the pricing regime and plans for the prospective liberalisation of the market.

• In spite of the extremely cold weather MOL was able to satisfy the unexpectedly high gas demand by using gas stored in underground storage facilities in an earlier period.



• As a result of the adverse regulatory conditions and the inadequate returns made on the business we were obliged to focus capital expenditure on necessary projects. Nevertheless in 2002 HUF 9 bn was invested in projects necessary to maintain the safety and security of operations.

• In 2002, MOL focused on developing its international transit business. During the year MOL transmitted 1.69 bcm of gas to NIS in Serbia and 158 mcm to BH-Gas in Bosnia, in total an increase of 8% in volume terms.

Business environment

In 2002 the Gas Act of 1994 and the Gas Price Decree, which contains implementation measures, regulated domestic natural gas activities and defined the general principles of price regulation. The Gas Price Decree which was due to expire at the end of 2001, was extended without modification. However, it should be noted that the pricing system was not applied by the government in 2002, as was the case in recent years.

Natural Gas Sources (mn m³)


00
00
00
00
00
0
98
99
00
01
02
Domestic Production
Import Sources

In order to satisfy the terms of EU entry and to replace the existing regulation, the authorities, in collaboration with the industry, prepared a draft new Gas Act. The Act, which aims to create a transparent and partially liberalised natural gas market, is expected to come into force from the beginning of 2004. MOL's aim is to prepare the gas business for the establishment of a partial liberalisation of the market and to reach an agreement on a new tariff system which reflects market conditions and makes the efficient operation of the gas business possible. MOL fully supports a swift transition to a totally liberalised gas market.

MOL's gas business was, and still is, influenced by the impact of changes in world market prices of crude oil and crude oil products. In 2002 the average cost of imported natural gas fell by 28% in Forint terms, compared to 2001. The average wholesale price rose by 8% due to favourable changes in the structure of consumption as well as to the 5.4% price increase from July 1, 2002, implemented for certain non-residential consumers supplied by gas distribution companies (GDCs). As a result of the differential between the regulated selling price and the import price of gas as well as of the positive effect of the strength of the Forint, the division's underlying operating profit, excluding redundancy provisions, reached HUF 1.7 billion, showing a dramatic improvement compared to the previous year. Nevertheless the business was still not able to achieve the regulated return guaranteed in current legislation. Only the enactment of a suitable new Gas Act and gas pricing regime will provide a level of return necessary for the investments required to guarantee a secure gas supply in the future.



Average Import Price (HUF/m
Average Sales Price (HUF/m³


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30
20
10
0
98
99
00
01
Average import Price
Average Sales Pric

Supply and Trading

MOL is the only company in Hungary with a wholesale license to market natural gas. In conjunction with the licence MOL also has an obligation to supply natural gas. MOL is the sole supplier of natural gas to the domestic regional gas distribution companies (GDCs), and to certain industrial consumers and power plants directly connected to the high pressure network. While MOL is the sole wholesaler, it also has minority stakes in the GDCs. As the retail gas business is not considered to be among the core activities of the Group, MOL sold its own retail gas subsidiaries in February 2003. In 2002 MOL sold a total 12.9 bcm of natural gas, almost the same amount as in 2001. In order to meet domestic demand, MOL sold 2.9 bcm of domestically produced gas, while the remaining 10.0 bcm was procured from import sources. As

domestic gas production matures, Hungary increasingly relies on imported gas. In 2002 nearly 78% of the total gas sold was from imports, up from 65% 5 years ago. The majority of imported gas was supplied from Russia, through Panrusgáz, while the remainder comes from the Ukraine, as well as from Gaz de France (France) and Ruhrgas (Germany). In order to maintain the security of gas supply, MOL purchases gas under long term take-or-pay agreements.

In order to prepare for the anticipated liberalisation and to maximise market share in a competitive environment, MOL has initiated a number of measures. In order to strengthen our relationship with our key direct customers we are introducing long-term contracts with flexible, market based conditions. We are also focused on signing up potential green-field customers with direct supply contracts. We are trying to utilise our knowledge of the domestic gas market to develop higher quality services for a greater percentage of gas consumers in the market. We are also focusing on the development of marketing skills for our staff, risk management instruments and new sales constructions for our customers.

Transmission and Transit

MOL owns and operates a 5,226 km long high-pressure gas transmission pipeline system. While in 2002 MOL continued to impose strict controls on capital expenditure, some projects were undertaken to ensure a secure supply. Notable projects included the completion of the upgrade project at Beregdaróc compressor station and the reconstruction of the control system at Nemesbikk compressor station. Several gas transfer stations were also reconstructed and selected sections of pipeline were checked and reconstructed in order to ensure that MOL complies with the relevant environmental regulations. However, MOL's ability to undertake such projects will remain limited until the regulatory environment allows the provision of a fair return on the gas business. It should be noted that the current draft Gas Act envisages the implementation of a suitable regulated return on these assets. In order to maximise returns to its domestic business, MOL is developing transit opportunities by exploiting Hungary's favourable geographic location. In 2002 NIS of Serbia and BH-Gas of Bosnia proposed the prolongation of the original long-term gas transportation agreements concluded in 1998. MOL delivered 1.69 bcm gas to Serbia in 2002 under the amended terms of the agreement which is in effect until December 31, 2003.

Natural Gas Sales by Consumer Segments (mn m


13500
12000
10500
9000
7500
6000
4500
3000
1500
0
98
99
00
01
02
Gas Distribution Companies
Power Sectc
Industry and Other

With regard to BH-Gas, the capacities contained in the original agreement were amended and MOL transited 158 mcm gas into Bosnia in 2002. In the medium term MOL sees significant opportunities for increasing transit volumes both into Bosnia and Serbia. Furthermore, MOL is currently examining the opportunities that exist to initiate transit activities to other neighbouring markets such as Slovenia and Romania.

In Vienna, in October 2002, OMV Erdgas GmbH (Austria), BOTAS (Turkey), TRANSGAZ (Romania), BULGARGAZ (Bulgaria) and MOL signed a preliminary Cooperation Agreement on the construction of a gas transportation pipeline to transit gas from Turkmenistan, Azerbaijan and Iran through Turkey, Bulgaria, Romania, Hungary and Austria into Western Europe.



Storage

In 2002 MOL had mobile gas storage capacity in underground storage (UGS) facilities of 3.34 bcm and relevant peak capacity of 44.2 mcm/day. Storage capacity plays a key and growing role in ensuring adequate supply in winter months.

The relationship between peak/mobile gas capacity of 1.3% compares favourably to other seasonal UGS providers in Europe, with an average peak/mobile ratio of only 0.9-1%. While MOL's UGS facilities are seasonal, we were able to satisfy significant fluctuations in gas demand triggered by sudden and severe temperature changes in the second half of 2002.

In 2002, within our limited investment program, we commenced the reconstruction of the surface technology at Hajdúszoboszló and we started the complex reconstruction of the underground and surface technology at Pusztaederics. During the year we also continued the rehabilitation program at the Kardoskút UGS.

As a result of forecast industrial development, continued re-structuring of the economy and further residential gas demand growth, annual domestic gas consumption over the next 10 years will clearly increase. Moreover, much more importantly, peak daily gas demand during the winter period will rise significantly. In order to meet this demand safely UGS capacity must be expanded.

PETROCHEMICALS

Business description

TVK, the petrochemical affiliate of MOL, is the sole olefin and polyolefin producer in Hungary and one of the most important players in the fast growing Central European polyethylene and polypropylene market. The petrochemical plant's main feedstock requirements (predominantly naphtha and chemical gasoil) are satisfied by the Group's refineries and the Group is also the largest buyer of various steam cracking by-products, such as hydrogen and pygas fractions produced by the petrochemical operations. In the MOL Group's IFRS reporting, TVK is fully consolidated and TVK's operating results are reported as the petrochemical segment.

Key achievements in 2002

• In spite of very weak petrochemical industry margins, excluding environmental provisions, the segment recorded an operating profit in 2002 and outperformed many of its peers. Furthermore, in a weak market, the segment increased polyethylene and polypropylene sales volumes by 5% and 10% respectively, leading to an improvement in capacity utilisation of key plants.



• Following TVK Board approval and the signing of credit agreements, the implementation of the petrochemical development program commenced in the first half of 2002. The budgeted cost of the capital expenditure programme is EURO 430 million, of which approximately 35% will be financed from TVK funds and the remainder by the utilisation of long-term bank finance.

• In 2002 the petrochemical segment utilised 795 kt of naphtha, 119 kt of chemical gasoil via pipeline and 85 kt of light hydrocarbons produced by the Group, and sold 198 kt of steam cracking by-products back to other members of the Group.

Business environment

In 2002 the profitability of integrated olefin-polyolefin producers decreased further compared to 2001, which was already a very unfavourable year, and hit the bottom of the cycle. 2002 was the year with the lowest industry margins and profitablility since 1997. In line with crude oil prices, petrochemical feedstock prices increased sharply during the year and averaged higher than in 2001. On the other hand, revenues were negatively influenced by lower average quoted product prices than in the previous year and a stronger Forint. According to industry forecasts, petrochemical margins are expected to improve from 2003 onwards and the next peak of the petrochemical cycle is forecast for the years 2004-2005.

Partnership between MOL and TVK

MOL acquired a significant shareholding in TVK in order to realise its strategy of providing a secure petrochemical feedstock market for a significant proportion of its refinery output whilst exploiting the potential to create synergies from further integration of the value chain and closer cooperation within the Group. Potential synergies are growing, as increasingly severe environmental quality requirements increase the proportion of refinery product streams which are unsuitable for blending into motor fuels but which can be utilised as petrochemical feedstock. Following a number of transactions, including a successful public offer in 2001, MOL Rt. has become TVK's largest shareholder with a holding of 34.48% of the ordinary shares. Furthermore, MOL has call options to buy an additional 17.85% stake from two financial investors. At the current time, of the nine members of TVK's Board of Directors, six including the Chairman are MOL employees. MOL also has one employee in the five member Supervisory Board of TVK (currently Chairman of the Supervisory Board).

Polymer Export and Domestic Sales in 2001-2002


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01
02
Polymer domestic sales
Polymer export sales

The MOL Group sees considerable potential for the achievement of synergies by closer coordination of the refining and steam-cracking operations, harmonisation of petrochemical operations across the whole Group (both at TVK's operations in Tiszaújváros and Slovnaft's operations in Bratislava), optimisation of Group sales channels and also by the harmonisation of support services.

Olefins

The olefin plant, which began operations in 1975, processes naphtha and chemical gasoil into ethylene and propylene. Following several refurbishments and intensification investments over the years, the actual nameplate capacity of the unit reached 370 kt/year. In addition to the production of ethylene and propylene for use in polyolefin production, the segment also supplies ethylene to BorsodChem, the sole Hungarian PVC producer, both from its own production and from imports. In 2002, TVK purchased 38 kt of ethylene from Oriana (Ukraine) via pipeline, a 31% increase compared to the previous year. Olefin production was approximately 3% higher in 2002 than in 2001.



Polyolefins

The polymer business unit is a producer of various grades of high and low density polyethylene and polypropylene for both the domestic and international markets. The segment has one high density polyethylene unit with 200 kt/year actual nameplate capacity (constructed in 1986) and operates two low density polyethylene plants with total actual nameplate capacity of 120 kt/year. The segment also produces various grades of polypropylene in three polypropylene plants. At the beginning of 2002 the actual nameplate capacities of the three polypropylene units were: 50, 100 and 140 kt/year. The newest 140 kt/year capacity PP-4 plant was commissioned in the spring of 2000 and its nameplate capacity was increased to 180 kt/year by the end of 2002. The PP 4 plant is the most advanced and cost efficient polypropy-

lene unit in the region. As a consequence of this capacity expansion, the smallest (50kt/year) unit was shut down at the end of 2002. In line with higher sales, total polymer production increased by approximately 6% in 2002. The segment achieved a domestic polymer market share of more than 57% in 2002, while its main export markets, in order of size, were Germany, Italy, Poland, UK, France and Austria.

Petrochemical Development Program

In line with the strategy developed in 1999 and based on the favourable outlook for market demand growth, the Group decided to strengthen its petrochemical business to reach European scale by implementing a far-reaching strategic development plan. With the implementation of the project, TVK will remain the leading and most cost efficient polymer producer in the region. The strategic project comprises four sub-projects, which together will not only increase capacity but also upgrade the product line and increase cost competitiveness. The first sub-project is to increase ethylene production capacity to 620 kt/year by constructing a new 250 kt/year capacity olefin plant with LINDE technology. The second element is the construction of a new high-density polyethylene plant based on Mitsui technology with 200 kt/year capacity, which will diversify and thereby increase the competitiveness of the product portfolio. With this plant TVK will be the first regional producer of high value bimodal HDPE. The third sub-project, which was completed in Q4 2002, encompassed the expansion of the newest polypropylene plant from 140 kt/year to 180 kt/year and the subsequent closure of the old 50 kt/year PP-2 plant. The fourth sub-project represents the commissioning of a variety of supplementary facilities necessary to operate the new units. The Petrochemical Development Program started in the first half of 2002 and completion is scheduled for the second half of 2004. The implementation of the whole project is on schedule and within budget.

Other key developments

In line with the strategy to focus on core petrochemical activities TVK successfully completed the sale of all its non-core subsidiaries in 2002, including the plastic producer companies. Non-core divestment, the outsourcing of non-core subsidiaries and other rationalisation programs led to a 14% reduction in headcount. Furthermore, during 2002 the marketing and sales organisation was restructured and an efficiency improvement program was carried out in order to improve the organisation's ability to generate value for the Group. The first signs of success were visible by the sales volume growth in 2002. TVK was awarded an environmental protection prize for its successful efforts and excellent results in promoting the enhancement of the environmental performance of the sector and in minimising the environmental impact of its activities. Inno-Comp Kft., in which TVK is the majority shareholder, was also awarded an innovation prize by the Ministry of Education for the development of a new type of polypropylene in 2002. In 2002, in line with earlier management forecasts, and based on specialist assessment, TVK increased its provisions for future environmental liabilities relating to decontamination of the inherited soil pollution dating back to the seventies but not discovered until the early nineties.

Capacity Utilisation of Units in 2001-2002


100
95
90
85
80
01
02
Olefin plant
HDPE plant
LDPE plant
PP plant

Production of TVK in 2001-2002


400
300
200
100
0
01
02
Ethylene
HDPE
Propylene
LDPE
PI

Corporate Values

Our aim is to become the leading integrated oil company in the Central European region. To achieve this end, we need to establish an organisation, and a structure, as well as capabilities that will facilitate dynamic growth; we have to implement human resource policies and practices that are among the best in the industry; moreover we must develop a relationship with our customers, our business partners, the communities in the region, and also our environment in the broader sense which is characterised by value generating, ethical, and responsible behaviour.

Year-End Headcount of the MOL Group



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00
00
00
00
0
98
99
00
01
02
MOL Plc.
Subsidaries

Our Company's management and employees jointly discussed and approved this strategic target and laid down the operational requirements in our Corporate Vision workshop in May, 2000; and it was for the purpose of achieving this mutual goal that a comprehensive process of change was launched. During the course of the last three years we have significantly transformed our Company's organisation and operational processes, as well as its culture.



Development of the organisation and its operations

We have transformed our organisation so that it has become simple and flat, therefore possessing quick decision-making capabilities, furthermore we have implemented matrix-type governance structure. During the past year we improved operational control further, and made decision-making and control mechanisms even more transparent. We began the establishment of an organisational structure that promotes regional growth.

Last year we also continued the consistent rationalisation of our activities and the concentration of our resources. We applied the results of the Business Process Re-engineering (BPR) project, which allowed us to significantly standardise and simplify our processes, while making them IT-based. We launched a programme based on process management to further simplify our processes, as well as to strengthen their control mechanisms. Additional improvement of operational efficiency will also entail the subsequent reduction of the Company's headcount by 2500 over the course of the next three years, which will allow us to achieve international level headcount efficiency, in conjunction with a significant reduction of structural costs.

Our commitment and responsibility to our staff

The achievement of regional growth, and the continuous improvement of efficiency is only possible with highly trained, committed, performance-orientated staff members. We consider the ongoing development of the know-how, and capabilities of our staff, as well as the acknowledgement of their performance with competitive remuneration to be of key importance. For this reason we developed HR systems during recent years that put the employees' know-how, capabilities, and performance in focus. In 2002 we improved our competency-management system, and also placed it on an IT-basis, so we can base our staff selection, performance evaluation, and training-related decisions on the know-how, skills, and capabilities that are required by the positions employees hold, as well as those they already possess. Our performance management system is being rolled out to an ever increasing number of employees, along with

the incentive system to which it is linked. We have launched special training for the second generation of young talented colleagues, which offers them assistance in becoming managers, and which will provide our company with a new line of highly trained managers to succeed outgoing ones. We have commenced the standardisation of our key HR systems at our portfolio companies.

We have discussed and approved MOL Group's Code of Conduct in the interests of strengthening correct and ethical behaviour in the workplace and in business during recent years, the Code's guidelines express our commitment and responsibility towards our colleagues, business partners, customers, as well as towards society as a whole.

Our responsibility towards our environment

MOL intends to be among the top-ranked oil industry companies on the basis of its achievements in the fields of health, safety technology, and the protection of the environment (HSE); therefore it pays particular attention to the continuous improvement, and disclosure of performance in this field. This is the commitment that motivates all MOL Group operations to be implemented along the lines of MOL Group's HSE policy, which provides a set of targets in which corporate management expresses its need to strive for continuous improvement. We lay down performance expectation statistics in objectives that are updated every year, in the form of HSE performance indicators, providing the opportunity for objective analysis of time proportional results achieved during the year, and the identification of weaknesses, so that these can ultimately be improved.

In 2002 there were two tragic events to remind us that the oil industry is a dangerous sector: two of our colleagues lost their lives when a pipe-furnace exploded at the Danube Refinery, while a third colleague died in a traffic accident; it is the first time since 1986 that we have to report fatal accidents involving employees. MOL Rt. has provided for the families concerned in a due and proper manner.

We consider the implementation of necessary preventive measures to be of special importance after drawing the appropriate conclusions from the accidents. The number of workplace injuries resulting in more than three days' absence from work went up by 24% over the previous year. However, about a half of the 62 injuries that occurred were related to vehicle or pedestrian transit, rather than to operational processes. Since the headcount of employees dropped significantly during the year the indicator that shows how often such events occurred, namely the Lost Workday Injury Frequency (LWIF) – which gives the number of workplace injuries per 1,000,000 workhours completed – went up more than the actual number of injuries, and reached a value of 4.16.

As for the number of fires that have occurred at the company, the decrease that has been observed for several years now continued. There were 22% less than in 2001, a total of 14 incidents in 2002, which constitutes a considerable achievement, considering the extreme fire and explosion hazards inherent in this industry.



In the field of environmental protection we spent almost HUF 4.2 billion on the fulfilment of our obligations arising out of our past activities, which was covered by specific provisions set aside for this purpose and which was more than double the amount spent in 2001. The management of acidic tar merits separate mention and we provided for the disposal of 44,000 tonnes in 2002, as well as spending significant amounts on the elimination of soil and ground water pollution. MOL spent approximately HUF 5.5 billion on the implementation of additional HSE projects in other areas, of which HUF 2.8 billion went on technological upgrades and refurbishing in the interests of meeting health, safety technology, and environment protection regulations, and HUF 2.7 billion on investment projects expressly related to environmental protection. The large-scale project that

we launched in 2001 targeted the development of workplaces that are both safe and non-hazardous to health, as well as complying with legislative regulations, and this continued into 2002. We identified and assessed the health, safety and environmental risks arising out of MOL's activities within the framework of this project.

In addition to reducing the environmental burden arising from the operation of the company's processes, the Company also focuses on reducing the environmental impact of the use of its products. In line with this in 2002 we introduced Tempo Evo 99, an outstanding product even when compared to the standards of other premium grade fuels marketed in Hungary, which minimises vehicle pollutant emissions, improves consumption, and already conforms to regulations which will become mandatory in the European Union in 2008.

In 2002 our Company's Chairman presented the Chairman's HSE Award for the first time, rewarding performances that made outstanding contributions to the improvement of our results in 2001. The establishment of this award in itself expresses our management's commitment to the further improvement of achievements in the HSE field. The award was made to individual, organisational unit, and MOL Group member company categories.

In 2002, while we achieved some success in the field of HSE, it is clear that we still have some way to go before we will be able to meet our target of industry excellence in this field. It is our intention to learn from the experiences of 2002 and take the necessary steps to achieve our targets in this area.

Our commitment to quality

In 2002 MOL Rt.'s quality management activity was characterised by the continued execution of actions and programmes aimed at the implementation of the MOL Group's Quality Policy. The programme, which is focused primarily on business units with certification, adapts current operational processes and regulations to conform with the new ISO 9001:2000 standard and with management expectations.

Apart from operating quality assurance, and environmental management systems that conform to the appropriate standards issued by the International Organisation for Standardisation (ISO) we have begun the change-over to the ISO 9001:2000 standard. Each of MOL's domestic production and product marketing areas functions within the framework of a standard-based system. Of the Company's organisations R&D, along with natural gas supply already saw its quality management system certified in 2002; thus we now have 3 units that possess ISO 9001:2000, and an additional 8 units with ISO 9002:1996 certification, while there are 3 units that have an environment management system according to the ISO 14001 standard. Four of our laboratories possess accreditation according to the MSZ EN ISO/IEC 17025:2001 standard. The development of the Occupational Health and Safety Management System is being carried out in the field of hydrocarbon exploration and production.

Our standard management systems continued to take into account the key concepts of customer focus, environmentally conscious operation, as well as health and safety aspects, in the regulation of work processes.

MOL has developed considerable experience in the three management systems described above, which regulate work processes in order to assure quality, environmental focus and health and safety. In 2002, MOL selected a new performance management system, which not only incorporates the quality, environmental and health and safety aspects, but also adds a number of other important business criteria, including customer and staff satisfaction, social consciousness and financial performance. In 2002, this new performance management system, known as the EFQM Model

for Business Excellence, was applied experimentally in one business unit and two subsidiaries. In 2003, MOL will consider whether to apply this model to all units across the Company.

In 2002, the company established the Chairman's Quality Award, which is judged based on the EFQM model. With the introduction of this award, senior management aim to promote the broad use of this model within the organisation and the consequent establishment of a quality-based culture throughout the Group.


MOL

Our commitment to Society

We believe in Corporate Social Responsibility. In line with this, MOL has incorporated social values into its corporate values system and seeks to promote these through its charitable and sponsorship activities. As part of its charitable activities, MOL devotes particular attention to the support of children, the socially disadvantaged and to healthcare. Furthermore, through its sponsorship activities MOL plays an important part in supporting culture and sports.



MOL is a significant supporter of children's causes in Hungary, particularly by its donations to orphanages and children's hospitals, but also through various educational support programs and other related activities. Notable beneficiaries of these programs include the Heim Pál Children's Hospital, the Bethesda Children's Hospital and the Children's Town in Fót, on the outskirts of Budapest.

MOL believes that as the largest company in Hungary it has a responsibility to support culture and sport through its sponsorship activities. MOL is a key supporter of national cultural institutions, notably by its patronage of museums, music and the opera. Further, through its sponsorship activities, MOL is one of the most significant supporters of sport. Amongst the many sports in which the Company has taken a role, MOL is perhaps best known for its support of kayaking, a sport in which Hungary is extremely successful, as well as for its support of various local motor sports.

MOL strongly advocates the protection of the environment and in this capacity the Company not only invests considerable sums in the prevention or remediation of pollution, but also in special environmental projects. MOL supports a number of conservation projects and is a key supporter of the Hortobágy National Park, a World Heritage site.

Last year MOL spent more than HUF 600 million on its charitable and sponsorship activities, with allocation taking place according to strict policies. MOL's policy does not permit donations to individuals, political, or governmental organisations, or to any organisation which applies or supports racial, sexual, religious or any other form of discrimination.



US	[illegible]
EUR	[illegible]
GBP	2.0017
CHF	1.1212
JPY	0.0128
AUD	[illegible]
NZD	0.7854
HKD	[illegible]





Focus

Management Discussion and Analysis

Financial highlights

• Exploration and Production operating profit in 2002 was HUF 55.0 bn, excluding the one-off effect of a provision for future headcount reductions. This represents an 18% decline in profits compared to 2001 due primarily to a combination of a lower Forint-based crude oil price and a slight decline in production.

• Refining and Marketing contributed an operating profit of HUF 42.7 bn, excluding the one-off effect of a provision for future headcount reductions, a 39% decrease over 2001, primarily reflecting lower international refining margins and a strong Forint but partially compensated by 12% sales volume increase (excluding fuel oil and chemical feedstock) and by the positive effect of the delayed coker. Reported total operating profit fell by 46% to HUF 37.8 bn from HUF 70.1 bn.

• The Natural Gas segment operating result, excluding redundancy provisions, was a HUF 1.7 bn profit in contrast to a HUF 122.2 bn loss in 2001, primarily as the difference between the cost of imported gas and the regulated selling price contracted, due to lower world market prices and Forint strength.

• The Petrochemical segment suffered an operating loss of HUF 1.5 bn compared to HUF 5.0 bn profit in 2001. Strong polymer sales volumes growth of 7.2% partially compensated for the unfavourable international petrochemical environment and the recognition of a HUF 2.1 bn provision for environmental liabilities.

• Group operating cash flow was HUF 167.8 bn, representing an increase of 135%, primarily as a result of a significant improvement in the gas business. Changes in working capital contributed HUF 18.6 bn to the increase in operating cash flow.

• Earnings Per Share (EPS) increased to HUF 675 from HUF 13 in 2001.

Overview of the Business Environment

International, regional and domestic economic trends influenced MOL's operational and financial performance significantly. In particular, results were negatively influenced by a sharp fall in refining margins. Average consumer-price inflation was 5.3% in 2002 as opposed to 9.2% in 2001. The Hungarian Forint strengthened against the US Dollar: the average exchange rate in 2002 was 1 USD = 258.0 HUF, while in 2001 1 USD = 286.5 HUF. The Forint strengthened against the Euro by 5.3% in 2002 continuing the rise of 1.3% in 2001. The rate of Hungarian GDP growth in 2002, according to preliminary figures, was 3.3%, compared to 3.7% in 2001.

MOL's main inputs, crude oil and natural gas, are denominated in USD while a substantial proportion of its sales of refined petroleum products, although denominated in HUF, are determined in relation to USD market prices. Consequently, fluctuations in the value of the HUF against the USD have a considerable impact on MOL's operations. Their actual impact depends on the extent to which MOL is able to reflect such currency fluctuations in its selling prices.

In 2002 the average Brent price did not change significantly, despite the uncertain political situation in the Middle East. At the same time the main oil products' quoted prices fell against the level that we experienced in 2001. As a result of this, crack spreads, which basically influence the profitability of crude oil processing, decreased significantly compared to 2001. In 2002 the average Brent quoted crude oil price was 25.0 USD/bbl, up 2.5% compared to the average price of 24.4 USD/bbl in 2001. The average Med quoted price of Ural Blend, which makes up the bulk of MOL's crude oil purchases, was 23.7 USD/bbl, up by 3.0% compared to 2001 (23.0 USD/bbl).

Average FOB Med gasoline prices fell by 4.1%, gas oil prices were down by 3.8%, high sulphur fuel oil prices increased by 18.7% and FOB Med naphtha prices were up by 4.6%. Crack spreads (difference between quoted price of a given oil product and that of crude oil) of MOL main products changed unfavourably in 2002. Average crack spread of FOB Med gasoline and gas oil decreased by 24% and 36% respectively.

Whereas the market for petroleum products is fully liberalised, MOL's natural gas business is regulated. Natural gas sales prices are set each 1 July (at the beginning of the regulatory year). In 2002 the imported natural gas purchase price decreased by 27.9% to an average of 28.3 HUF/m^3, while the annual average selling price increased by 8.0% (+2.1 HUF/m^3) compared to 2001, to an average of 28.0 HUF/m^3.

Variations in weather conditions cause fluctuations in demand for natural gas and certain petroleum products. Also, the results of the Group's operations are subject to seasonality. However, the integrated nature of MOL's business mitigates the seasonal volatility of the individual businesses.

Demand for natural gas and heating fuels is typically lowest in the third quarter and highest between October and March, while demand for transportation fuels is generally highest in the second and third quarters and lowest in the first quarter. All of these effects influence the operating results of the different segments. The Group is also subject to royalties payable to the Hungarian State on most of the natural gas and crude oil production in Hungary. The rate was 12% in both 2002 and 2001.

Key financial data by business segments

CONSOLIDATED NET SALES REVENUES (in HUF million)	**2002**	**2001**
Exploration and Production	4,486	6,169
Refining and Marketing	652,886	671,311
Natural Gas	359,639	329,029
Petrochemicals	123,510	139,141
Corporate and other	19,136	29,119
TOTAL	**1,159,657**	**1,174,769**

CONSOLIDATED OPERATING PROFIT (in HUF million)	**2002**	**2001**
Exploration and Production	51,303	67,164
Refining and Marketing	37,835	70,136
Natural Gas	(81)	(122,170)
Petrochemicals	(1,459)	4,985
Corporate and other	(30,774)	(24,857)
Intersegment transfers	345	1,565
TOTAL	**57,169**	**(3,177)**

Net sales revenues include only sales to third parties outside MOL Group; operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to Natural Gas. The internal transfer prices used are based on prevailing market prices. However, in respect of transfers of domestically produced natural gas, the transfer price is limited to the regulated wholesale selling price, adjusted to exclude storage, transport and inventory holding fees, where this is below the prevailing market price as was the case in both 2002 and 2001.

The intersegment transfers item shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale does not take place until a subsequent period. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals.

Sales, Operating Expenses and Operating Profit

In 2002, Group net sales revenues increased by 10% in USD terms, while in Forint terms, at HUF 1,159.7 bn, sales fell by 1%. Sales to customers outside Hungary reached HUF 334.0 bn, up by 5%, and represented 29% of total sales. Other operating income in 2002 of HUF 7.3 bn was approximately half the level of 2001, as the 2001 figure was boosted by the realisation of a HUF 6.3 bn gain on the sale of Kőolajtároló Rt.

The value of raw materials and consumables used decreased by 10%. Within this, raw material costs fell by 17%, principally due to a reduction in the volume of processed crude oil and a lower HUF-denominated import purchase price. The cost of goods purchased for resale decreased by 5%, reflecting the combined effects of the lower cost of imported gas and increased regional trading activity of finished products. The value of material-type services and the cost of subcontractors increased by 6%, primarily as a result of higher maintenance costs.

Personnel expenses for the year fell by 2%, reflecting headcount reduction measures and in spite of a contractual average salary rise of 11%. Group closing headcount, excluding TVK, decreased from 14,253 to 10,808 over the year. MOL Rt.'s closing headcount – excluding the consolidated subsidiaries – was 7,296 in 2002 against 9,390 in 2001.

The amount of depreciation, depletion, amortisation and impairment fell by 5%, mainly due to impairment losses of HUF 3.8 bn recognised on tangible fixed assets of certain oil and gas producing fields in 2001, while there was only a HUF 1.0 bn write-down in 2002.

Excluding the one-off effect of the HUF 15.1 bn provision recognised for future redundancy payments the other operating expenses fell by 11% to HUF 80.3 bn.

The reduction in inventories of finished goods and work in progress was HUF 15.4 bn in 2002 (against HUF 9.2 bn in 2001), reflecting our measures to lower inventory levels. The value of work performed by the Group and capitalised was HUF 18.6 bn and HUF 14.9 bn, in 2001 and 2002, respectively.

Exploration and Production Overview

The Exploration and Production segment's operating profit of HUF 51.3 bn (HUF 67.2 bn in 2001) is 23.7% lower than in 2001. The decrease is mainly attributable to lower HUF-denominated crude oil prices, a HUF 3.7 bn redundancy provision and lower crude oil and gas production volumes.

At the end of 2002, the Group held 36 domestic exploration blocks with a total area of 34,374 km^2. In 2002, 17 territorial permits for exploration expired, 7 of these were extended and we started exploration programmes in 4 blocks. One of the key domestic exploration successes was the discovery of additional reserves of 839 Mm^3 at the Hosszúpályi field.

According to our reserve review, total Hungarian net proved developed and undeveloped reserves of MOL at December 31, 2002 was 36.4 Mtoe or 274.9 Mboe in 2002 (against 40.8 Mtoe or 307.8 Mboe in 2001), consisting of 30.2 billion m^3 (200.8 Mboe) of natural gas (including condensate and gas liquids) and 9.8 Mt (74.1 Mboe) of crude oil. The reserves in December 31 2001 consisted of 34.3 billion m^3 natural gas and 10.7 Mt of crude oil. The fall in reserves is the result of a reserve re-evaluation (a reduction of 13.9 Mboe) and 2002 production (of 26 Mboe). New discoveries and field extensions (6.7 Mboe) and an enhanced oil recovery method (0.3 Mboe) partially compensated for the above effects.

In 2002 the withdrawal from international exploration territories continued, with the completion of the last part of the working program in Greece, and the deepening of the exploration well in Ioanina block in the first half of 2002. However, we kept our reduced presence in Pakistan and Yemen, where continuation of the work program is economically more appropriate than withdrawal.

The Yemen project continued in 2002 after a successful farm-out of part of our interest in 2001. As a result, MOL's share was reduced to 70 percent, though MOL remained the operator. The first phase of the work program (infrastructure building, preparations for seismic measuring) is in progress for block 49. Under the present contract, the second exploration phase will last until June 2004.

MOL as operator and member of a consortium discovered a new gas field in Pakistan. The size and the commercial value of the gas reserve will be appraised in 2003; however, preliminary tests estimate a reserve of 26 billion m^3 (MOL has a 10% interest in the consortium).

As a major milestone in our Zapadno Malobalyk (ZMB) project, MOL and Yukos signed a joint venture agreement on December 19, 2002. Following the satisfaction of certain conditions precedent, joint production started in March 2003.

Crude oil production was 1.1 Mt in 2002, a decline of 1.3% due to the natural depletion of domestic producing crude oil fields. Natural gas production was 3.1 billion m^3, 3.9% (125 Mm^3) less than in 2001. In 2002, average daily net domestic oil and natural gas production was 11,192 toe (11,615 toe in 2001). Gas production was 72.8% of the total production calculated on a crude oil equivalent basis (73.2% in 2001). Condensate volumes decreased by 8.9% from 270 kt to 245 kt. We have applied Enhanced Oil Recovery (EOR) procedures in six fields, representing 19% of total production (0.2 M tonne).

The average production cost of crude oil was 3.9 USD/bbl in 2002 against 3.2 USD/bbl in 2001. The average production cost of natural gas rose from 6.9 USD/thousand m^3 to 9.0 USD/ thousand m^3. The increase in unit costs was caused mainly by the strengthening of the Hungarian Forint (as it increased the costs in USD) and the fall in production volumes.

Refining and Marketing Overview

The profit of the Refining and Marketing segment in 2002 was significantly influenced by the negative effects of both a fall in international refining margins and the strength of the Forint against the USD. These negative influences were only partially mitigated by the positive effect of the delayed coker on product yield. The Retail operations' efficiency showed further improvement and MOL retained its leading position on the domestic retail market.

Segmental operating profit of HUF 37.8 bn fell by 46% compared to 2001. Operating profit excluding the one-off effect of both a provision created for redundancy charges (HUF 4.9 bn) and divestitures fell by 37%. The average Ural Crack refining margin as quoted on Reuters fell by 32% in 2002, though MOL's refining margin fell to a lesser extent. We estimate that the strength of the Forint reduced annual operating profit by HUF 13.1 bn compared to 2001.

In 2002 we processed 6.0 Mt of crude oil, 0.8 Mt less than in the previous year. As a result of the delayed coker, which came on line in November 2001, MOL was able to reduce the amount of crude processed whilst still producing the same volume of more valuable white products. The ratio of domestic crude oil processed rose by 2.1% to 16.7%.

Aggregate refinery product sales volumes of 6.9 Mt (including sales of LPG and gas products but excluding the chemical raw materials sold to TVK), were almost stable compared to the 7.0 Mt achieved in 2001. Domestic sales fell by 0.4 Mt (-9%), while export sales went up by 0.3 Mt (+14%) compared with 2001. Refinery product sales excluding petrochemical feedstock, fuel oil and petroleum coke grew by 12% year on year.

In 2002 we focused on optimising the balance between unit margins and market share. As a result, while the domestic motor fuel market grew by more than 4%, we maintained our gasoline and gas oil sales at the same level as in 2001, but with improved unit sales margins. Regional motor fuel demand grew by 3-4%, while MOL increased its regional motor fuel sales by 38%.

Domestic fuel oil sales declined by 51% and export sales by 77% giving a total decrease of 764 kt in volume terms. We were able to satisfy demand in spite of lower fuel oil production by increasing import volumes. In 2002, we increased our bitumen sales by 16% and maintained our 87% market share.

In a market which increased by 3% our domestic wholesale turnover of LPG and gas product grew by 5.4% compared with 2001. Export sales were 33% higher year on year as a result of successful marketing initiatives and growth in the regional autogas market. Our domestic wholesale market share rose by 2% to 83%.

LPG retail sales increased by 6.7% while domestic demand grew by only 1.8%. In 2002, we continued to develop our autogas network and the number of filling stations selling autogas rose from 89 to 128, of which 82 are owned by MOL. Our total LPG retail market share increased to 22%.

According to data from the Hungarian Petroleum Product Association (MÁSZ) in 2002 our retail market share in gasoline was 41.3%, and in motor gas oil 46.9%. We grew our gasoline retail sales by 1.5% and our gas oil sales by 3.5% compared to 2001.

The average turnover of MOL's filling stations showed further improvement and was 3% higher than in the previous year and 11% higher than the average turnover of MÁSZ filling stations. Our lubricants' retail market share increased by 12% to above 70%. We continued to record an increase in non-fuel sales, with shop sales growing by 31.6% in 2002. In addition, we increased the number of loyalty cards in circulation by 7.4% year on year, and fuel card sales grew by 5.2%.

To improve the efficiency of our domestic filling station network, we closed four low-turnover filling stations and opened three new stations in 2002. Following the sale of our Slovak retail network to Slovnaft and further development of our Romanian network, we had 431 filling stations at the end of the year, of which 377 were in Hungary and 54 elsewhere in the region.

Petrochemicals Overview

This segment posted a HUF 1.5 bn loss in 2002, after a HUF 5.0 bn profit in 2001. The main reason for this was the significant deterioration in market conditions in 2002. In addition, the creation of a HUF 2.1 bn environmental provision in 2002 further reduced the segment's profit. The provision was made primarily to cover planned decontamination costs relating to environmental damage dating back to the 1970's and 1980's.

Profitability in the petrochemical industry declined significantly year on year, as the price of polymers did not follow the rise of raw material prices. Quoted prices for naphtha rose by 4.3% and for chemical gas oil decreased by 3.6%. At the same time quoted product prices dropped year on year: the average LDPE price fell by 6% and the average HDPE price fell by 13.2%. Quoted prices for propylenes remained largely unchanged compared with the previous year. Due to these factors, the integrated margin decreased in 2002 by 14.7%, the ethylene margin by 27%, the LDPE margin by 9.3%, the HDPE margin by 20.4%, which were only partially mitigated by an increase in the average margin on polypropylenes, of 8.5%. The strong HUF had an unfavourable effect on Euro-based sales, but this was exceeded by the positive effect on USD-based raw material purchases.

Increasing sales volumes partially compensated for the negative effect of shrinking margins. In 2002 total product sales volume grew 5.2% to reach 818.1 kt; of this export sales increased by 6.2%. Polymer sales grew by 7.2% to 596.5kt while olefin sales remained stable year on year at 221.6 kt. Polymer sales volumes on the domestic market increased by 10.3%. In 2002, while we increased sales volumes, we were also able to reduce inventories.

Capital expenditures rose to HUF 21.9 bn in 2002, mainly due to the capacity expansion project. The preparations and planning as well as the related procurement are progressing, and in some areas the implementation has already started.

Natural Gas Overview

The Natural Gas segment reported an operating loss of HUF 0.1 billion compared to a loss of HUF 122.2 billion in 2001. The main reason for the improvement was the lower HUF-denominated price of imported gas. The operating loss includes a HUF 0.8 billion depreciation of the year-end gas inventories (HUF 14.2 billion in 2001) and recognition of a HUF 1.8 billion provision for future redundancy payments.

Revenue from wholesale natural gas increased from HUF 333.5 billion to HUF 361.1 billion, as a result of an increase of 8% in the average selling price and a 0.2% higher sales volume (29.4 Mm^3). Natural gas transit revenue was HUF 6.9 billion, dropping from HUF 7.2 billion in 2001. The fall in transit revenue was mainly caused by the strengthening Forint. Transit volume was 1.8 billion m^3 against 1.7 billion m^3 in 2001.

Total natural gas sales volume in 2002 was 12.9 billion m^3, almost the same as in 2001. The lower demand of the gas distribution company (GDC) sector compared with 2001, when the extreme weather conditions caused very high demand, was compensated by the higher consumption of the power sector. The consumption of industry customers fell slightly by 0.1 billion m^3.

Sales from import sources were 10.0 billion m^3, 77.8% of total sales (76.2% in 2001). The peak demand was satisfied by gas from storage, basically with gas imported earlier. Sales from domestic production were 2.9 billion m^3 against 3.1 billion m^3 in 2001.

The considerable year-on-year reduction in the operating loss of the Gas business was mainly a result of favourable import prices. In 2002 the import price in Forint terms fell by 27.9% due both to a lower USD-based price and Forint strength. The average sales price in 2002 rose to 28.0 HUF/m^3 (25.9 HUF/m^3 in 2001) due to favourable changes in consumption structure and the 5.4% price rise from July 1, 2002 related to certain non-residential consumers supplied by GDCs.

Corporate and other segment overview

The corporate and other segment, which encompasses the corporate overhead structure and the corporate service organisation, posted a HUF 30.8 bn loss in 2002. The HUF 5.9 bn weakening in the segment result is mainly caused by the HUF 4.6 bn provision created for headcount reduction charges. In 2002, with the help of an international consulting firm, we reviewed our operational processes and drew up a strategic action plan to enable MOL to improve its efficiency to an international level. The resulting headcount reduction will be carried out in 2003-2005 period.

As a key result of the Business Process Reengineering project (BPR), SAP R3 core modules were implemented in July 1, 2002. As a result of adapting online accounting and recording systems, we will be able to increase the efficiency of decision-making and performance management and assure the integrated operation of the company.

The year-end closing headcount of the Corporate and other segment decreased from 2,662 to 1,125 mainly as a result of the sale of Nitrogénművek, whose headcount was recorded in the Corporate segment headcount.

Controllable costs

In the 2000-2002 strategy, communicated in 1999, the MOL Group targeted a USD 100 million reduction in controllable costs by the end of 2002.

By the end of 2002, in real value terms, the Group achieved a USD 94.6 million cost saving compared to the USD 100 million target which was announced. We reduced our controllable costs from USD 704 million in 1999 to USD 609.4 million in 2002 (in 1999 real value terms). The cost reduction was obtained through a rationalisation of work processes, headcount reduction, outsourcing and divestiture of non-core businesses and through a tightening of general cost-controls.

MOL Group's 2002 controllable costs without one-off costs showed a HUF 2.1 bn increase compared with 2001. The main reason for the minor increase was the increase of insurance fees in line with the international market trends. The cost reduction in real terms was 4%.

Net Financial Result

Total financial income in 2002 was HUF 30.3 bn, 29% higher than in the previous year, primarily due to a foreign exchange gain on borrowings of HUF 24.2 bn in 2002, compared with an exchange gain of HUF 17.5 bn in 2001. Total financial expenses for the same period amounted to HUF 28.4 bn, of which interest payable was HUF 17.4 bn, down by 14% mainly due to the lower average outstanding debt during 2002. The reduction was partially offset by the increase of other financial expenses from HUF 2.0 bn to HUF 6.0 bn. The major part of the other financial expenses item is the increased cost of foreign exchange hedging of import gas purchases payable in USD.

Income from associates

The Group's share of the profits of associated companies was HUF 7.9 bn in 2002, of which HUF 5.6 bn relates to Slovnaft. Panrusgáz, ÉGÁZ and DÉGÁZ also made strong contributions.

Profit before Taxation

As a result of the above-mentioned factors, the Group's profit before taxation in 2002 was HUF 66.9 bn against a profit of HUF 1.2 bn in 2001.

Taxation

In 2002 actual tax payable reduced Group results by HUF 1.0 bn compared with HUF 2.2 bn in 2001. Between 1999 and 2001 MOL enjoyed a 70% tax holiday, giving an effective tax rate of 5.4%, because in two consecutive years it spent more than HUF 1.0 bn on manufacturing assets. Based on investments made in 2001, MOL enjoyed a 100% tax holiday in 2002 and expects the same in 2003 based on 2002 investments.

In 2002, deferred taxation further increased the income tax expense by HUF 0.9 bn, due to the combined effect of a lower deferred tax base and the change in effective tax rate estimates for periods when those differences are expected to reverse. Deferred taxation had a considerable positive effect of HUF 8.4 bn on tax expense in 2001, mainly due to the recognition of a deferred tax asset in respect of MOL Rt.'s loss for the period. A detailed breakdown of the deferred tax balance can be found in note 24 to the financial statements.

Net Income

In 2002 a loss of HUF 0.3 bn was allocated to minority interests, increasing consolidated net income. The comparative figure for 2001 had the opposite effect, as a gain of HUF 6.1 bn was allocated to minority interests decreasing net income on a consolidated basis. The allocation to minority interests reflects the reduced profitability of the two main contributors, TVK Rt. and Nitrogénművek Rt.

Cash flow

CONSOLIDATED CASH FLOW (HUF millions)	***2002***	***2001***
Net cash provided by operating activities	167,845	71,412
of which movements in working capital	18,624	(9,908)
Net cash used in investing activities	(65,213)	(45,343)
Net cash provided by/(used in) financing activities	(118,292)	(6,292)
Net increase/(decrease) in cash equivalents	(15,660)	19,777

Operating cash flow was HUF 167.8 bn, representing an increase of 135% compared to 2001, mainly reflecting the less significant losses of the gas business. Operating cash flow before movements in working capital increased by 83%. A reduction in working capital needs contributed HUF 18.6 bn to operating cash flow, arising from the positive effect of the fall in inventories and trade receivables, of HUF 1.8 bn and HUF 14.3 bn respectively, and the increase in trade payables (HUF 2.5 bn) and in other payables (HUF 6.1 bn). The increase in other receivables had a HUF 6.2 bn negative impact on working capital. Corporate tax paid amounted to HUF 1.4 bn.

Net cash used in investing activities was HUF 65.2 bn compared with HUF 45.3 bn in 2001. Capital expenditures and exploration costs increased significantly from HUF 68.6 bn in 2001 to HUF 90.3 bn in 2002 mainly as a result of TVK's strategic petrochemical development programme, which commenced in 2002. Cash inflows from the sale of subsidiaries and of other investments decreased partly because some of the proceeds from selling MOL Slovakia to Slovnaft were received in advance in 2001. Also, the one-off positive cash effect of receiving the consideration in 2001 for the assets of MOL Nile, sold in 2000, was not matched in 2002.

Net financing cash outflows amounted to HUF 118.3 bn, mainly as a result of the repayment of long-term debt and the major increase in treasury shares. Corporate bonds were used more extensively as a source of finance than in 2001, while net cash flows related to short-term debt were not significant compared to the 2001 figure.

Cash totalled HUF 42.3 bn at the end of 2002, a decrease from the HUF 57.9 bn closing balance in 2001.

Financing Sources

In 2002, MOL was able to reduce the amount of its debt significantly, due to strong operating cash flow, a moderate level of capital expenditure, and the strong Hungarian Forint. Operating cash flow was further enhanced by an improvement in the efficiency of the receivables collection process throughout the MOL Group. Seasonal changes in working capital requirements were financed by short-term bank loans and revolving credit lines, while capital investments were financed primarily by facilities raised for general corporate purposes, and to some extent by project-based long-term bank loans.

In 2002, the Group's overall level of gearing fell substantially below the medium-term limit set by the Company (40%). The Group's total debt as at 31 December 2002 was HUF 260.8 bn, consisting of short-term debt (including the current portion of long-term debt) of HUF 116.1 bn and long-term debt of HUF 144.7 bn. At 31 December 2002 the gearing ratio (calculated as net debt to net debt plus shareholders' equity plus minority interest) was 31%.

The currency composition of the Group's total long-term debt as at 31 December 2002 was 50.2% EUR, 32.7% USD and 17.1% HUF. HUF 161.7 bn, (62.0 percent of the total indebtedness of the Group) of the long-term debt is repayable within five years. The composition of the long-term debt was determined on a portfolio basis taking into account the actual currency exposure of the Group's activities. Short-term debt fell from HUF 128.9 bn at 31 December 2001 to HUF116.1 bn at 31 December 2002. The currency composition of total debt as at 31 December 2002 was 35.0% EUR, 37.8% USD and 27.2% HUF.

In February 2002, MOL established a HUF 100 billion debt-issue program and issued bonds thereunder with an aggregate face value of HUF 48 bn. The debt issue program offers MOL flexible access to the domestic debt capital market and allows for a diversification of financing sources.

In 2002, MOL's average cost of borrowing for its long- and short-term debt was 7.1% (including interest received on deposits and short-term investments) before accounting for foreign exchange gains and losses, while after accounting for foreign exchange gains and losses the average cost of borrowing fell to minus 3.4%.

In 2003, the Company expects to finance its capital expenditure and the repayment of certain long-term loans from internal cash generation and additional borrowings, the latter also with a view to further diversifying sources of funding and to securing the finance by maintaining available credit lines.

Risk management

MOL as an integrated oil and gas company takes into account the considerable portfolio effects that exist between its businesses when determining risk management strategy. In 2002, we further developed our risk measurement methodology and we currently use a Profit Before Tax @ Risk method, based on a Monte Carlo simulation. In 2002 risk management was focusing on managing the main risk drivers and in particular, the import gas prices through the relevant commodities of reference and the short USD long HUF exposure through EUR/USD option strategies. The currency mix of the debt was kept broadly the same as in 2001 and the following transactions were carried out:

- The import gas prices were hedged in 2002 for a crisis scenario. The hedge takes into account the import gas formula and has been extended for 2003 as well.
- The net short USD cash flows were hedged throughout the year with EUR/USD options.
- The currency mix of the long-term debt was determined by taking into account the short USD cash-flow position. The value of MOL's debt portfolio had substantially benefited from the appreciation of the HUF against EUR and EUR appreciation against USD. The currency mix of the debt at year-end is detailed in the "Financing Sources" section above.
- Prepaid refining margin swap transactions were carried out in 2001 and served a dual purpose. They managed the refining margin risk and mitigated its volatility while, because of the prepaid feature, they also provided an interesting diversification to liquidity management. The transactions expired in 2002 and had a significant positive effect on the profit and loss account due to the fact that refining margins were under pressure throughout the year.
- Fix/Floating limits have been kept at low level, enabling the Company to benefit from the fall in international and domestic interest rates, thus reducing funding cost substantially.

The Company has not engaged and does not intend to engage in speculative transactions.

Capital expenditure program

MOL GROUP CAPEX[1] (HUF million)	*2002*	*2001*
Exploration and Production	26,362	23,573
Refining and Marketing	22,007	22,240
Natural Gas	8,974	5,615
Petrochemicals	21,941	6,742
Corporate and other	10,342	14,088
Total	**89,626**	**72,258**

[1] The consolidated CAPEX figures include the technical performance of facility projects (excluding capitalised interest), the financial investment and both capitalised and expensed exploration costs.

Following a severely reduced capital expenditure program in 2001, coupled with strict resource allocation criteria, an increase in expenditure was permitted in 2002. The main elements of our investment program included investment to maintain current operations, investment to meet the requirements for European Union entry and, in the case of TVK, investment to increase production capacity. MOL Group capital expenditure was HUF 89.6 bn in 2002, compared to HUF 72.3 bn in 2001.

In 2002 the Exploration and Production Division spent HUF 10.8 bn on domestic exploration activities, HUF 1.6 bn more than in the previous year. In 2002 HUF 12.5 bn was spent on production projects compared to HUF 9.1 bn in 2001. Within the framework of these projects we implemented a hydrocarbon production intensification program, and we carried out investments necessary to maintain the technical level of our production project facilities.

Our withdrawal from international exploration resulted in a HUF 3.0 bn reduction in spending in 2002 on these projects, from a base of HUF 4.9 bn in 2001. While we reached an agreement with our partner, Yukos, on the development of the ZMB field in December 2002, the financial closing, and the related expenditure, took place in 2003.

Capital expenditure in the Refining and Marketing segment was HUF 0.8 bn lower than in the previous year. After the successful completion of the Residue Upgrading project in 2001, we started the EU-2005 diesel and gasoline quality improvement program at the Duna Refinery, where the total expected capital expenditure is planned to amount to HUF 55 bn in the period to year-end 2004. In order to meet the legal and environmental requirements related to the operation of our logistics infrastructure, we invested HUF 3.9bn in 2002, compared to HUF 3.1bn in 2001. Following the signing of the necessary inter-state and inter-company agreements, MOL began the preparation of the necessary investments to reverse the Adria pipeline, in order to integrate it with the Friendship pipeline system.

Capital expenditure in the Retail Division of HUF 3.9bn in 2002 increased slightly compared to the HUF 3.3 bn spent in 2001. Spending on domestic retail development projects grew to HUF 2.4 bn, which is 15.3% higher than in 2001. The main areas of expenditure included station reconstruction, real estate acquisition and investment to meet environmental standards. The acceleration of the international network development program resulted in 55% growth in investment in new stations and a 9.3% increase in spending on real estate.

In 2002 TVK launched the implementation of the strategic development project. As a result of the 430 million EURO investment, olefin cracker and polyethylene production capacities will increase significantly and polypropylene production capacity has already been extended. The design, procurement and site construction work for the project are progressing. Furthermore, the extension of the Polypropylene-4 plant was completed at the end of 2002. As a result of the project, Petrochemical segment capital expenditures were HUF 21.9 bn in 2002, significantly higher than the HUF 6.7 bn spending in the previous year.

In spite of the continued lack of clarity in the regulatory environment of the gas business, we increased capital expenditure in this segment by HUF 3.3 bn compared to 2001. Capital expenditure was focused on maintaining the security of gas supply. We implemented necessary reconstruction projects and completed gas transport and transit related projects. Notably, we completed the gas pipeline and compressor station project at Hajdúszoboszló-Endrőd at a cost of HUF 1.4 bn. We also invested HUF 2.7bn in maintenance-type reconstruction work on the underground gas storage system in order to maintain capacity and technical operating standards.

We spent HUF 1.8 bn more on corporate service projects compared to 2001. Capital expenditure on the development of the SAP R3 systems (which went live in July 2002) and on other projects supporting financial planning and controlling amounted to HUF 4.5 bn in 2002.

Gas Price Litigation

Under the Hungarian Gas Act, the price of natural gas shall be determined by the Minister of Economy and published in a Ministerial Decree. The prices established by the Minister shall be applied as official maximum prices. It is MOL's understanding that the Minister of Economy did not apply the gas price formula and the effective wholesale gas price is not in compliance with the relevant regulations. Therefore, because the determination of the wholesale gas price was in breach of the applicable regulations, MOL commenced civil proceedings for the reimbursement of damages of HUF 7.3 billion (sustained in July, August and September 2000 and subject to further increase) against the Minister of Economy, the Ministry of Economy and the Government at the Municipality Court of Budapest in 2000. After the courts rejected MOL's claim and appeal, as well as its extraordinary appeal against the final decision, MOL filed a constitutional claim at the Constitutional Court of the Republic of Hungary as well as an application to the European Court of Human Rights in Strasbourg against the Hungarian State to award just compensation for the damages that MOL has suffered as a result of the violation of its rights. At the end of 2002 both procedures were still pending.

Other Litigation

As at 31 December 2002 MOL had 156 lawsuits and other disputes pending with a value exceeding HUF 1 million each. Save for the procedures initiated by MOL because of the illegal setting of the gas price the maximum financial effect of these procedures is less than HUF 10 billion.

In addition to the 2 pending cases in connection with the gas price setting among the 89 cases initiated by MOL against third parties there were 43 lawsuits, 34 enforcement and liquidation procedures as well as 10 out of court disputes for collection of receivables. The most significant pending suit initiated by MOL is the arbitration procedure against MB Kőolajkutató Rt. for payment of damages suffered in connection with the Pusztaszőlős gas explosion in August 2000.

Among the 67 cases pending against MOL there are 17 employment disputes, mostly initiated by former employees because of the termination of their employments. Besides litigation related to employment issues, the other significant litigation category consists of cases initiated in connection with easement rights and compensation for damages caused by pipelines or exploration and production activities with individual values less than HUF 15 million each.

MOL Magyar Olaj- és Gázipari Rt. and Subsidiaries

Consolidated financial statements as of 31 December 2002 and 2001 prepared in accordance with International Financial Reporting Standards together with the independent auditors' report

ERNST & YOUNG

INDEPENDENT AUDITORS' REPORT

To the Shareholders of MOL Magyar Olaj- és Gázipari Rt.:

We have audited the accompanying consolidated balance sheet of MOL Magyar Olaj- és Gázipari Rt. and its subsidiaries ("the Company") as of 31 December 2002 and the related consolidated statement of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are prepared in accordance with International Financial Reporting Standards and are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

The consolidated financial statements of the Company for the year ended 31 December 2001 were audited by other auditors whose report dated 20 March 2002 expressed an unqualified opinion on those consolidated financial statements. The opinion of such auditors, however, did not cover the restatement of those consolidated financial statements for the changes of the accounting policies due to the implementation of SIC 33 of IASB, as discussed in Note 2 (i) of the accompanying consolidated financial statements.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above give a true and fair view of the consolidated financial position of MOL Magyar Olaj- és Gázipari Rt. and its subsidiaries as of 31 December 2002 and of the consolidated result of their operations and their cash flows for the year then ended in accordance with International Financial Reporting Standards as published by the International Accounting Standards Board.

We have also audited the adjustments described in Note 2 (i) that were applied to restate 2001 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

Ernst & Young Kft.

Ernst & Young Kft.
Budapest, Hungary
21 March 2003

CONSOLIDATED BALANCE SHEETS
AS OF 31 DECEMBER 2002 AND 31 DECEMBER 2001

	Notes	2002 HUF millions	2001 HUF millions restated
ASSETS			
Non-current assets			
Intangible assets	3	26,000	18,785
Property, plant and equipment, net	4	472,739	488,790
Investments in associated companies	6i)	101,606	100,931
Other investments	6 ii)	4,119	4,982
Deferred tax assets	24	18,134	19,035
Other non-current assets	7	8,123	3,374
Total non-current assets		**630,721**	**635,897**
Current assets			
Inventories	8	120,325	129,966
Trade receivables, net	9	121,459	138,168
Investments	10	9,288	13,809
Other current assets	11	35,440	32,891
Cash and cash equivalents	12	42,251	57,911
Total current assets		**328,763**	**372,745**
TOTAL ASSETS		**959,484**	**1,008,642**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Shareholders' equity			
Share capital	13	93,245	97,818
Reserves	14	246,934	268,022
Net income for the year		65,262	1,241
Total shareholders' equity		**405,441**	**367,081**
Minority interest		**68,714**	**74,063**
Non-current liabilities			
Long-term debt, net of current portion	15	144,746	225,597
Provisions for liabilities and charges	16	49,432	40,000
Deferred tax liabilities	24	587	-
Other non-current liabilities		270	360
Total non-current liabilities		**195,035**	**265,957**
Current liabilities			
Trade and other payables	17	159,029	160,628
Provisions for liabilities and charges	16	15,173	12,025
Short-term debt	18	64,634	54,427
Current portion of long-term debt	15	51,458	74,461
Total current liabilities		**290,294**	**301,541**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**959,484**	**1,008,642**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations
For the Years Ended 31 December 2002 and 2001

	Notes	*2002 HUF millions*	*2001 HUF millions restated*
Net sales	19	1,159,657	1,174,769
Other operating income	20	7,273	15,374
Total operating revenues	**2 xxii)**	**1,166,930**	**1,190,143**
Raw materials and consumables used		868,500	961,587
Personnel expenses	21	73,801	75,307
Depreciation, depletion, amortisation and impairment		71,608	75,326
Other operating expenses	22	95,351	90,470
Change in inventories of finished goods and work in progress		15,428	9,236
Work performed by the enterprise and capitalised		(14,927)	(18,606)
Total operating expenses		**1,109,761**	**1,193,320**
Profit/(loss) from operations		**57,169**	**(3,177)**
Financial (income)/expense, net	23	(1,888)	4,742
Income from associates		(7,866)	(9,083)
Profit before tax		**66,923**	**1,164**
Income tax expense/(benefit)	24	1,939	(6,136)
Profit after tax		**64,984**	**7,300**
Minority interest		278	(6,059)
Net income		**65,262**	**1,241**
Basic and diluted earnings per share (HUF)	**25**	**675**	**13**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity
For the Years Ended 31 December 2002 and 2001

	Share capital HUF millions	*Reserves HUF millions*	*Net income HUF millions*	*Total HUF millions*
Balance 1 January 2001	**98,113**	**261,184**	**20,240**	**379,537**
Appropriation of 2000 net income	-	20,240	(20,240)	-
Dividends approved	-	(5,400)	-	(5,400)
Net purchase of treasury shares	(295)	(1,124)	-	(1,419)
Cash-flow hedges	-	(791)	-	(791)
Currency translation differences	-	(6,087)	-	(6,087)
Net income	-	-	1,241	1,241
Balance 31 December 2001	**97,818**	**268,022**	**1,241**	**367,081**
Appropriation of 2001 net income	-	1,241	(1,241)	-
Dividends approved	-	(5,380)	-	(5,380)
Net purchase of treasury shares	(4,573)	(18,710)	-	(23,283)
Cash-flow hedges	-	2,712	-	2,712
Currency translation differences	-	(951)	-	(951)
Net income	-	-	65,262	65,262
Balance 31 December 2002	**93,245**	**246,934**	**65,262**	**405,441**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH-FLOWS
FOR THE YEARS ENDED 31 DECEMBER 2002 AND 2001

	Notes	*2002* *HUF millions*	*2001* *HUF millions* *restated*
Profit/(loss) from operations		**57,169**	**(3,177)**
Adjustments to reconcile operating profit to net cash provided by operating activities			
Depreciation, depletion, amortisation and impairment		71,394	75,671
Net unrealised gain recorded on financial instruments		(816)	(2,169)
Write-off of inventories		2,162	18,103
Impairment losses/(reversals)		3,239	(381)
Increase/(decrease) in provisions		9,245	(5,020)
Net (loss)/gain on sale of fixed assets		(139)	414
Net gain on sale of subsidiaries		(729)	(7,325)
Exploration and development costs expensed during the year		9,109	10,554
Other non cash items		(9)	(1,082)
Operating cash flow before changes in working capital		**150,625**	**85,588**
Decrease in inventories		1,838	6,775
Decrease / (increase) in accounts receivable		14,330	(2,252)
(Increase) / decrease in other receivables		(6,172)	5,744
Increase / (decrease) in accounts payable		2,509	(7,881)
Increase / (decrease) in other current liabilities		6,119	(12,294)
Corporate taxes paid		(1,404)	(4,268)
Net cash provided by operating activities		**167,845**	**71,412**
Capital expenditures and exploration costs		(90,334)	(68,576)
Proceeds from disposals of fixed assets		4,781	13,853
Acquisition of subsidiary shareholdings		-	(13,707)
Net cash inflow on sales of subsidiary undertakings	29a	5,508	16,408
Acquisition of associated companies		(1,280)	-
Acquisition of other investments		-	(217)
Proceeds from disposal of investments		1,860	1,075
Changes in loans and long-term bank deposits		(1,901)	(482)
Changes in short-term investments		4,334	(1,638)
Interest received and other financial income		5,789	4,473
Dividends received		6,030	3,468
Net cash used in investing activities		**(65,213)**	**(45,343)**
Issuance of long term notes		14,368	-
Repayment of long term notes		(4,463)	-
Issuance of zero coupon notes		15,467	13,703
Issuance of long-term debt	29b	69,569	53,937
Repayments of long-term debt		(158,171)	(79,185)
Changes in other long term liabilities		(3,296)	3,533
Changes in short-term debt		(1,253)	38,317
Interest paid and other financial costs		(20,229)	(28,631)
Dividends paid to shareholders		(5,380)	(5,401)
Dividends paid to minority interest		(1,621)	(1,146)
Sale of treasury shares		3,114	1,377
Repurchase of treasury shares		(26,397)	(2,796)
Net cash provided by financing activities		**(118,292)**	**(6,292)**
(Decrease)/increase in cash and cash equivalents		**(15,660)**	**19,777**
Cash at the beginning of the year		57,911	38,134
Cash at the end of the year		42,251	57,911

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements prepared in accordance with International Financial Reporting Standards

31 December 2002 and 2001

1 General

Magyar Olaj- és Gázipari Rt. (hereinafter referred to as MOL Rt. or the parent company) was incorporated on 1 October 1991 on the transformation of its legal predecessor, the Országos Kőolaj- és Gázipari Tröszt (OKGT). In accordance with the law on the transformation of unincorporated state-owned enterprises, the assets and liabilities of OKGT were revalued as at that date. MOL Rt. and its subsidiaries (hereinafter referred to as the Group or MOL Group) are involved in the exploration and production of crude oil, natural gas and other gas products, refining, transportation and storage of crude oil and natural gas and wholesale and retail marketing of crude oil products and natural gas. The number of the employees in the Group as of 31 December 2002 and 2001 was 12,861 and 16,438 respectively. The registered office address of the Company is Október huszonharmadika u. 18., Budapest, Hungary.

The shares of the Company are listed on the Budapest Stock Exchange. Global Depositary Receipts (GDRs) are listed on the Luxembourg Stock Exchange and are quoted on the SEAQ International in London and other over the counter markets in New York, Berlin and Munich.

2 Summary of significant accounting policies

MOL Rt. prepares its statutory financial statements in accordance with the requirements of the accounting regulations contained in Law C of 2000 on Accounting (HAS). Some of the accounting principles prescribed in this law differ from International Financial Reporting Standards (IFRS). The accompanying consolidated financial statements presented here have been prepared in accordance with IFRS formulated by the International Accounting Standards Board (IASB), effective as of 31 December 2002. A reconciliation between the shareholders' equity and the net income of MOL Rt. reported on an unconsolidated basis, under HAS and those reported in the accompanying consolidated financial statements is included in Note 32.

For the purposes of the application of the Historical Cost Convention, the accompanying consolidated financial statements treat the Company as having come into existence as of 1 October 1991, at the carrying values of assets and liabilities determined at that date, subject to the IFRS adjustments.

These consolidated financial statements have been approved and authorised for issue by the Board of Directors on 21 March 2003.

The financial year is the same as the calendar year.

i) Changes in Accounting Policies

In 2001 the Standing Interpretation Committee of the IASB issued a new interpretation, SIC 33: Consolidation and Equity Method – Potential Voting Rights and Allocation of Ownership Interests, effective from 1 January 2002. SIC 33 stipulates the inclusion of potential voting rights (like call options to voting shares) exercisable on the balance sheet date in the calculation of voting power (or other manifestations of influence over the investee) that eventually determines the way an investment is presented. Should the investor bear significant influence over the investee, equity method is applied. In case of control (normally over 50% of votes held by the investor) however, full consolidation is required. Although Company had legal title to 34.5% of the share capital of TVK Rt.

as at 31 December 2002, it also has immediately exercisable options to purchase shares in TVK equivalent to a total of 17.8% at a later date, as mentioned in Note 5. As the sum of actual and potential voting rights exceed 50%, full consolidation is required under SIC 33. As until 31 December 2001 MOL's investment in TVK was accounted for under the equity method, comparative figures have been restated to reflect this presentational change.

ii) Measurement Currency

Based on the economic substance of the underlying events and circumstances relevant to the Group, the measurement currency of the Group has been determined to be the Hungarian Forint (HUF).

iii) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of MOL Rt. and the subsidiaries that it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The equity and the net income attributable to minority shareholders' interest are shown separately in the accompanying consolidated balance sheets and the accompanying consolidated statements of operations, respectively.

As discussed in Note 2 (i), immediately exercisable voting rights are taken into account in determining control.

The purchase method of accounting is used for acquired businesses by measuring assets and liabilities at their fair values upon acquisition. Minority interest is stated at the minority's proportion of the fair values of net assets. Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or to the date of disposal.

Investments in associated companies (generally investments of between 20% to 50% in a company's equity) where a significant influence is exercised by the Company are accounted for under the equity method. An assessment of investments in associates is performed when there is an indication that the asset has been impaired or the impairment losses recognised in prior years no longer exist.

Intercompany balances and transactions, including intercompany profits and unrealised profits and losses are eliminated. The accompanying consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

iv) Goodwill

The excess of the cost of an acquisition over the Company's interest in the fair value of the net identifiable assets of subsidiaries acquired as at the date of the exchange transaction is recorded as goodwill and recognised as an asset in the accompanying consolidated balance sheet. Goodwill is carried at cost less accumulated amortisation and accumulated impairment losses.

Goodwill is amortised to income on a systematic basis over its estimated useful life. The amortisation period is determined on a case by case basis and is generally between 5 and 20 years. The unamortised balances are reviewed at each balance sheet date to assess the probability of continuing future benefits. If there is an indication that goodwill may be impaired, the recoverable amount is determined for the cash-generating unit to which the goodwill belongs. If the carrying amount is more than the recoverable amount, an impairment loss is recognised.

v) Negative Goodwill

Negative goodwill is recognised in the accompanying consolidated statement of operations as follows:

- to the extent that negative goodwill relates to expected future losses and expenses that are identified in the Company's plan for the acquisition and can be measured reliably, that portion of negative goodwill is recognised as income when the future losses and expenses are recognised.
- the amount of negative goodwill not exceeding the fair values of acquired identifiable non-monetary assets is recognised as income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortisable assets.
- the amount of negative goodwill in excess of the fair values of acquired identifiable non-monetary assets is recognised as income immediately.

vi) Cash and Cash Equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with remaining three months or less to maturity from the date of acquisition and that are subject to an insignificant risk of change in value.

vii) Trade Receivables

Receivables are stated at face value less provision for doubtful amounts.

viii) Investments

The company adopted IAS 39, Financial Instruments: Recognition and Measurement on 1 January 2001. Accordingly, investments are classified into the following three categories: held-to-maturity, trading and available-for-sale. Investments with fixed or determinable payments and fixed maturity that the company has the positive intent and ability to hold to maturity are classified as held-to-maturity investments. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables originated by the company, are classified as available-for-sale.

Held-to-maturity investments are included in non-current assets unless they mature within 12 months of the balance sheet date. Held-to-maturity investments are carried at amortised cost using the effective interest rate method.

Available-for-sale investments are classified as current assets if management intends to realize them within 12 months of the balance sheet date. These investments are initially measured at cost, which is the fair value of the consideration given for them, including transaction costs. Available-for-sale and trading investments are subsequently carried at fair value.

ix) Financial Instruments and Hedging

Financial assets and financial liabilities carried on the accompanying consolidated balance sheet include cash and cash equivalents marketable securities, trade and other accounts receivable and payable, long-term receivables, loans, borrowings, investments, and bonds receivable and payable. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies found in this Note.

Financial instruments are classified as assets, liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains, and losses relating to a financial instrument classified as a liability, are reported as expense or income as incurred. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Company has a legally enforceable right to offset and intends to settle either on a net basis or to realise the asset and settle the liability simultaneously.

The Group operates internationally, giving rise to significant exposure to market risks from changes in commodity prices, interest and foreign exchange rates. The Group uses derivative financial instruments to mitigate those risks. Under the Group Risk Management Policy derivative transactions can only be entered into for hedging purposes, although not all such derivatives are accounted for as hedges.

On inception, Group treasury identifies certain derivatives as either
- interest rate swaps to protect against floating borrowing rate risk to fix rate,
- refinery margin swaps to reduce the exposure to risks relating to crude oil and crude oil product prices,
- crude oil and natural gas price swaps to reduce the price risks of the underlying purchase transactions, and
- foreign exchange derivatives to cover foreign exchange risks.

The Group's criteria for classifying a derivative instrument as a hedge for accounting purposes include:
- the hedge transaction is expected to be highly effective in achieving offsetting changes in fair values or cash flows attributable to the hedged risk,
- the effectiveness of the hedge can be reliably estimated,
- there is adequate documentation of the hedging relationship at the inception of the hedge, and
- for cash flow hedges, the forecasted transaction that is subject to the hedges must be highly probable.

Derivative Financial Instruments

A derivative financial instrument is defined as being any financial instrument:
- whose value changes in response to the change in a specified "underlying";
- that requires no initial net investment or little initial net investment relative to other types of contracts that have a similar response to changes in market conditions; and
- that is settled at a future date.

Underlyings are defined as specified interest rate, security price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or similar variable.

Derivative financial instruments that are not designated as hedging instruments (see above) are carried at fair value, with changes in fair value included in net profit or loss.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met:
- the economic characteristics and the risks of the embedded derivative are not closely related to the economic characteristics of the host contract,
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and
- a hybrid (combined) instrument is not measured at fair value with changes in fair value reported in net profit and loss.

Fair Value Hedges

Fair value hedges are hedges of the exposure to the variability in the fair value of recognised assets and liabilities, adjusted for changes arising due to exposure to certain risks, and the resulting gain or loss is recognised in income. Derivatives designated as fair value hedges are carried at fair value, which changes in response to the hedged risk. Under hedge accounting the income impact of the derivative's fair value change, within certain limits explained below, offsets the income effect that is caused by the hedged item's change in fair value. When the hedge ceases to be highly effective, hedge accounting is discontinued and the hedging instrument is accounted for as a stand-alone derivative.

Cash Flow Hedges

Cash flow hedges are hedges of the exposure to variability in future cash flows related to a recognised asset or liability, or a highly probable forecasted transaction or unrecognised firm commitment. Changes in the fair value of a hedging instrument that qualifies as a highly effective cash flow hedge are recognised directly in the hedging reserve in shareholders' equity. The ineffective portion is immediately recognised in net profit or loss.

If the hedged cash flow results in the recognition of an asset or a liability, all gains and losses previously recognised directly in equity are transferred from equity and included in the initial measurement of the cost or carrying value of the asset or liability. Otherwise, for all other cash-flow hedges, gains and losses initially recognised in equity are transferred from the hedging reserve to net profit or loss in the same period or periods in which the hedged firm commitment or forecasted transaction affects the income statement.

When the hedge ceases to be highly effective, hedge accounting is discontinued prospectively. In this case, the cumulative gain or loss on the hedging instrument that has been reported directly in equity is retained in equity until the committed or forecasted transaction occurs. If the committed or forecasted transaction is no longer expected to occur, any net cumulative gain or loss previously reported in equity is transferred to the income statement.

x) Inventories

Inventories, including work-in-process are valued at the lower of cost and net realisable value, after provision for slow-moving and obsolete items. Net realisable value is the selling price in the ordinary course of business, less the costs of completion, marketing and distribution. Cost of purchased goods, including crude oil, is determined primarily on the basis of weighted average cost, while purchased gas inventory is valued by the first-in-first-out method. The acquisition cost of own produced inventory consists of direct materials, direct wages and the appropriate portion of production overhead expenses. Unrealisable inventory is fully written off.

xi) Property, Plant and Equipment

Property, plant and equipment are stated at the lower of historical cost (or the carrying value of the assets determined as of 1 October 1991) less accumulated depreciation, depletion and amortisation and accumulated impairment loss. When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the accompanying consolidated statements of operations.

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use, such as borrowing costs. Expenditures incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period in which the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalised as an additional cost of property, plant and equipment.

Construction in progress represents plant and properties under construction and is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Construction-in-progress is not depreciated until such time as the relevant assets are completed and put into operational use.

The policy for accounting for exploration and development costs of oil and gas reserves is described in xv) below.

xii) Intangible Assets

Intangible assets are measured initially at cost. Intangible assets are recognised if it is probable that the future economic benefits that are attributable to the asset will flow to the enterprise; and the cost of the asset can be measured reliably. After initial recognition, intangible assets are measured at cost less accumulated amortisation and any accumulated impairment losses. Intangible assets are amortised on a straight line basis over the best estimate of their useful lives. The amortisation period and the amortisation method are reviewed annually at each financial year-end. The policy for accounting for exploration and development costs of oil and gas reserves is described in xv) below.

xiii) Depreciation, Depletion and Amortisation

Depreciation is computed on a straight-line basis over the following rates:

Buildings	2 – 10%
Refineries and chemicals manufacturing plants	10 – 25%
Gas and oil storage and transmission equipment	4 – 14.5%
Petrol service stations	4 – 20%
Telecommunication and automatisation equipment	10 – 33%

Depletion and depreciation of production installations and transport systems for oil and gas is calculated for each individual plant or plant-dedicated transport system using the unit of production method, based on proved, commercially recoverable reserves. Recoverable reserves are reviewed on an annual basis. Ordinary depreciation of transport systems used by several fields and of other assets is calculated on the basis of the expected useful life, using the straight-line method. Amortisation of leasehold improvements is provided using the straight-line method over the term of the respective lease or the useful life of the asset, whichever period is less.

The useful life and depreciation methods are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

xiv) Impairment of Assets

Property, plant and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in the statement of operations for items of property, plant and equipment and intangibles carried at cost and treated as a revaluation decrease. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if this is not practicable, for the cash-generating unit. Impairment losses are reviewed annually and, where the recoverable amount of an asset has changed, are increased or written back, fully or partially, as required.

xv) Method of Accounting for Exploration and Development Costs of Oil and Gas Reserves

Exploration and development costs are accounted for in accordance with the successful efforts method. Exploration and appraisal drilling expenditure is initially capitalised as intangible assets. When proved reserves of oil and gas are determined and development is approved, the relevant expenditure is transferred to tangible production assets. Unproved properties are assessed regularly and any impairment in value is recognised. Exploration costs other than the costs of drilling exploratory wells are expensed as incurred. Unsuccessful exploratory wells are expensed when determined to be non-productive. Geological and geophysical exploration costs are charged against income as incurred.

xvi) Provisions

A provision is recognised when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. The amount of the provision is the present value of the risk adjusted expenditures expected to be required to settle the obligation, determined using the estimated risk free interest rate as discount rate. Where discounting is used, the carrying amount of provision increases in each period to reflect the unwinding of the discount by the passage of time. This increase is recognised as interest expense.

Provision for Redundancy

The employees of the Group are eligible, immediately upon termination, for redundancy payment pursuant to the Hungarian law and the terms of the Collective Agreement between MOL and its employees. The amount of such a liability is recorded as a provision in the accompanying consolidated balance sheet when the workforce reduction program is defined and the conditions for its implementation are met.

Provision for Environmental Expenditures

Environmental expenditures that relate to current or future revenues are expensed or capitalised as appropriate. Immediate provision is made for expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future earnings in order to recognise the cost in the year when they are identified. Measurement of liabilities is based on current legal requirement and existing technology. Provision for environmental contingency is established when it becomes probable or certain that a liability has been incurred and the amount can be reasonably estimated.

Provision for Field Operation Suspension Liabilities

The Company records a provision for the present value of the estimated future cost of abandonment of oil and gas production facilities following the termination of production. The estimate is based upon current legislative requirements, technology and price levels.

xvii) Reserves

Reserves shown in the accompanying consolidated financial statements do not represent the distributable reserves for dividend purposes. Reserves for dividend purposes are determined based on the company-only statutory earnings of MOL Rt.

Translation Reserves

The translation reserve is used for translation differences arising on consolidation of financial statements of foreign entities. Exchange differences arising on a monetary item that, in substance, forms part of the company's net investment in a foreign entity are classified as equity in the consolidated financial statements until the disposal of the net investment. Upon disposal of the corresponding assets, the cumulative revaluation or translation reserves are recognised as income or expenses in the same period in which the gain or loss on disposal is recognised.

Hedging Reserves

The hedging reserve includes the cumulative net change in the fair value of effective cash flow hedges until the hedged forecasted transaction occurs or is no longer expected to occur.

xviii) Treasury Shares

The nominal value of treasury shares held is deducted from registered share capital. Any difference between the nominal value and the acquisition price of treasury shares, together with any gains or losses on transactions therein, are recorded directly to reserves.

xix) Dividends

Dividends are recorded in the year in which they are approved by the shareholders.

xx) Earnings Per Share

The calculation of basic earnings per share is based on the profit attributable to ordinary shareholders using the weighted average number of shares outstanding during the year after deduction of the average number of treasury shares held over the period.

xxi) Foreign Currency Transactions

Foreign currency transactions are recorded in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency at the date of the transaction. Exchange rate differences arising on the settlement of monetary items at rates different from those at which they were initially recorded during the periods are recognised in the consolidated statement of operations in the period in which they arise.

Foreign Operations

The Company has investments in marketing, distribution and upstream exploration subsidiaries which are mainly considered as integral to the operations of the Company. The translation principles are applied as if the transactions of the foreign operations had been those of the Company: in the accompanying consolidated balance sheet foreign currency monetary items are translated using the closing rate, non-monetary items are translated using the historical rate as of the date of acquisition. Income and expense items are translated at the exchange rates ruling on the dates of the transactions. Resulting exchange differences are recognised in the accompanying consolidated statement of operations in the period in which they arise.

Foreign Entities

The Company also have investments in foreign entities, whose activities are not an integral part of the Company. Financial statements of foreign associated entities are translated at year-end exchange rates with respect to the balance sheet, and at the average exchange rates for the year with respect to the income statement. All resulting translation differences are included in a translation reserve in equity.

xxii) Revenue Recognition

Revenue is recognised when it is probable that the economic benefits associated with a transaction will flow to the enterprise and the amount of the revenue can be measured reliably. Sales are recognised net of sales taxes and discounts when delivery of goods or rendering of the service has taken place and transfer of risks and rewards has been completed. In particular, natural gas sales are recognised on the basis of gas delivered calculated at the regulated prices in force at the time when the sale was made. Regulated prices are determined partially on the basis of projected sales and expenses and differences between actual and projected figures are adjusted in subsequent regulatory periods. In addition, the timing and extent of acknowledgement of costs in the rate setting process may not be exactly the same as in the statutory or IFRS financial statements of the Company. No costs or revenues have been accrued or deferred in the accompanying consolidated financial statements related to this difference.

Interest is recognised on a time-proportionate basis that reflects the effective yield on the related asset. Dividends are recognised when the shareholder's right to receive payment is established. Changes in the fair value of derivatives not qualifying for hedge accounting are reflected in income in the period the change occurs.

xxiii) Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised. Capitalisation of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalised until the assets are ready for their intended use. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including exchange differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest costs.

xxiv) Income Taxes

The income tax charge consists of current and deferred taxes. Deferred taxes are calculated using the balance sheet liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the enterprise expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets are recognised when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilised. At each balance sheet date, the Company re-assesses unrecognised deferred tax assets and the carrying amount of deferred tax assets. The enterprise recognises a previously unrecognised deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. The Company conversely reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilised.

Current tax and deferred tax are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity, including an adjustment to the opening balance of reserves resulting from a change in accounting policy that is applied retrospectively.

xxv) Segmental Disclosure

For management purposes the Group is organised into four major operating business units: Exploration and Production, Refining and Marketing, Gas and Power and Petrochemicals. The business units are the basis upon which the Group reports its primary segment information. The Group does not report secondary segment information since most of its operating assets are located in one geographical area, Central-Europe.

xxvi) Contingencies

Contingent liabilities are not recognised in the accompanying consolidated financial statements. They are disclosed in the Notes unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognised in the accompanying consolidated financial statements but disclosed when an inflow of economic benefits is probable.

3 Intangible assets

	Rights HUF millions	Software HUF millions	Exploration costs HUF millions	Goodwill HUF millions	Negative goodwill HUF millions	Total HUF millions
Gross book value						
Opening balance as of 1 January 2001	1,596	10,957	6,984	1,213	(5,107)	15,643
TVK group opening balance as of 1 January 2001	209	3,709	132	4,403	-	8,453
Opening balance as of 1 January 2001 - Restated	1,805	14,666	7,116	5,616	(5,107)	24,096
- additions	34	6,917	3,846	-	-	10,797
- disposals and transfers	(1,467)	(923)	(563)	(586)	527	(3,012)
Closing balance as of 31 December 2001	372	20,660	10,399	5,030	(4,580)	31,881
Accumulated depreciation, depletion, amortisation and impairment						
Opening balance as of 1 January 2001	725	6,815	2,928	138	(911)	9,695
TVK group opening balance as of 1 January 2001	203	926	-	604	-	1,733
Opening balance as of 1 January 2001 - Restated	928	7,741	2,928	742	(911)	11,428
- Depreciation, depletion, and amortisation for the year	58	2,482	300	248	(253)	2,835
- disposals	(892)	(778)	(226)	(586)	98	(2,384)
- impairment	-	-	1,217	-	-	1,217
Closing balance as of 31 December 2001	94	9,445	4,219	404	(1,066)	13,096
Net book value 31 December 2001	**278**	**11,215**	**6,180**	**4,626**	**(3,514)**	**18,785**
Gross book value						
Opening balance as of 1 January 2002	372	20,660	10,399	5,030	(4,580)	31,881
- additions	190	7,407	3,938	3	-	11,538
- disposals and transfers	(17)	(730)	(1,763)	(68)	2,574	(4)
Closing balance as of 31 December 2002	545	27,337	12,574	4,965	(2,006)	43,415
Accumulated depreciation, depletion, amortisation and impairment						
Opening balance as of 1 January 2002	94	9,445	4,219	404	(1,066)	13,096
- Depreciation, depletion, and amortisation for the year	29	3,135	368	271	(214)	3,589
- disposals	9	(639)	(535)	(68)	836	(397)
- impairment	59	174	894	-	-	1,127
Closing balance as of 31 December 2002	191	12,115	4,946	607	(444)	17,415
Net book value 31 December 2002	**354**	**15,222**	**7,628**	**4,358**	**(1,562)**	**26,000**

Impairment

Impairment losses of HUF 894 million and HUF 1,217 million were recognised in relation to unsuccessful exploration activity in Hungary in 2002 and 2001, respectively.

Exploration expenses

In addition to the capitalised exploration expenses shown in the above table a further HUF 9,109 million and HUF 10,554 million exploration expense was incurred in 2002 and 2001, respectively, which was charged to various operating cost captions of the accompanying consolidated statements of operations as incurred.

4 Property, plant and equipment, net

	Land and building HUF millions	*Machinery and equipment HUF millions*	*Other machinery and equipment HUF millions*	*Construction in progress HUF millions*	*Total HUF millions*
Gross book value					
Opening balance as of 1 January 2001	402,915	261,362	42,730	50,299	757,306
TVK group opening balance as of 1 January 2001	33,912	112,282	14,528	1,746	162,468
Opening balance as of 1 January 2001 – Restated	436,827	373,644	57,258	52,045	919,774
– additions	33,211	38,537	9,158	47,260	128,166
– disposals and transfers	(22,668)	(53,504)	(3,852)	(80,304)	(160,328)
Closing balance as of 31 December 2001	447,370	358,677	62,564	19,001	887,612
Accumulated depreciation, depletion, amortisation and impairment					
Opening balance as of 1 January 2001	145,150	140,081	28,999	–	314,230
TVK group opening balance as of 1 January 2001	5,420	40,413	5,669	–	51,502
Opening balance as of 1 January 2001 – Restated	150,570	180,494	34,668	–	365,732
– depreciation, depletion, and amortisation for the year	24,318	34,772	8,809	519	68,418
– disposals	(8,758)	(27,003)	(2,414)	(519)	(38,694)
– impairment	3,063	484	206	–	3,753
– reversal of impairment	(67)	(320)	–	–	(387)
Closing balance as of 31 December 2001	169,126	188,427	41,269	–	398,822
Net book value					
31 December 2001	**278,244**	**170,250**	**21,295**	**19,001**	**488,790**
Gross book value					
Opening balance as of 1 January 2002	447,370	358,677	62,564	19,001	887,612
– additions	23,058	22,789	3,829	64,241	113,917
– disposals and transfers	(9,196)	(14,476)	(3,961)	(51,811)	(79,444)
Closing balance as of 31 December 2002	461,232	366,990	62,432	31,431	922,085
Accumulated depreciation, depletion, amortisation and impairment					
Opening balance as of 1 January 2002	169,126	188,427	41,269	–	398,822
– depreciation, depletion, and amortisation for the year	24,408	34,261	6,160	862	65,691
– disposals	(2,556)	(8,747)	(3,662)	(862)	(15,827)
– impairment	862	82	43	–	987
– reversal of impairment	–	–	(327)	–	(327)
Closing balance as of 31 December 2002	191,840	214,023	43,483	–	449,346
Net book value					
31 December 2002	**269,392**	**152,967**	**18,949**	**31,431**	**472,739**

Fully Depreciated Intangibles, Property, Plant and Equipment

The gross carrying amounts of certain intangibles, property, plant and equipment items of HUF 150,903 million and HUF 124,323 million are fully depreciated, as of 31 December 2002 and 2001, respectively, but these items are still in active use.

Borrowing Costs

Property, plant and equipment include borrowing costs incurred in connection with the construction of certain assets. Additions to the gross book value of property, plant and equipment include borrowing costs of nil and HUF 602 million in 2002 and 2001, respectively. The applicable capitalisation rate was 0.4% in 2001.

Impairment

	2002 HUF millions	2001 HUF millions
Tangible fixed assets of oil and gas producing fields	486	2,014
Fuel stations in Romania	501	–
Gas distribution assets	–	1,258
Petrochemical machinery and equipment	–	481
Total	**987**	**3,753**
Reversal of impairment	(327)	(387)
Total net impairment	**660**	**3,366**

5 Investments in consolidated companies

Company name	Country	Range of activity	Ownership 2002	Ownership 2001
Exploration and Production				
GES Kft.	Hungary	Geophysical surveying and data processing	100%	100%
Geoinform Kft.	Hungary	Hydrocarbon exploration	100%	100%
Kunpetrol Kft.	Hungary	Maintenance services	100%	100%
MOL CIS	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Greece Ltd.	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Nile Ltd.	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Pakistan Ltd.	Netherlands	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL BHM OIL-Invest Ltd.	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Syria Ltd.	Netherlands	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Tunisia Ltd.	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
MOL Yemen Ltd.	Cyprus	Exploration and exploitation of foreign natural gas and oil fields	100%	100%
Rotary Rt.	Hungary	Oil well drilling and related maintenance works	100%	100%

Company name	*Country*	*Range of activity*	***Ownership 2002***	*Ownership 2001*
Natural Gas				
MOL Gáz Kft.	Hungary	Natural gas supply, gas-utility development and management	89%	89%
Balatongáz Kft.	Hungary	Gas-utility development and management	77%	77%
Kiskungáz Rt.	Hungary	Gas-utility development and management	53%	53%
Turulgáz Rt.	Hungary	Gas-utility development and management	58%	58%
Zsámbékgáz Rt.	Hungary	Gas-utility development and management	96%	96%
Refining and Marketing				
MOL-LUB Kft	Hungary	Production and trade of lubricants from 2002	100%	-
MOL Austria GmbH	Austria	Wholesale trade of lubricants and oil products	75%	75%
MOL Chem Kft.	Hungary	Wholesale trade of oil products	100%	100%
MOL Romania PP s.r.l.	Romania	Retail trade of fuels and lubricants	100%	100%
MOL Slovensko spol. s.r.o.	Slovakia	Retail trade of fuels and lubricants	sold	100%
Moltrans Kft.	Hungary	Transportation of mineral oil products	100%	100%
MOLTRADE Mineralimpex Rt.	Hungary	Importing and exporting energetical products	100%	100%
Terméktároló Rt.	Hungary	Oil product storage	74%	74%
Petrolszolg Kft.	Hungary	Maintenance services	100%	100%
Szeb Gáz Kft.	Hungary	Management of the `village LPG gas system`	100%	100%
Petrochemicals				
TVK Rt.	Hungary	Petrochemical production	44%	44%
TVK Austria GmbH	Austria	Wholesale and retail trade	23%	23%
Inno-Comp Kft.	Hungary	Wholesale and retail trade	31%	31%
TVK Ingatlankezelő Kft.	Hungary	Real estate management	44%	44%
TVK Inter-Chemol GmbH	Germany	Wholesale and retail trade	44%	23%
TVK Italia Srl.	Italy	Wholesale and retail trade	44%	44%
TVK-MOL-Chem S.a.r.l.	France	Wholesale and retail trade	72%	72%
TVK UK Ltd.	England	Wholesale and retail trade	44%	44%
Plastico S.A.	Romania	Production, wholesale and retail trade of plastic products	sold	40%
Flexofol Kft.	Hungary	Production, wholesale and retail trade of plastic products	sold	44%
Ecocenter Kft.	Hungary	Waste management	sold	44%
TVK ReMat Kft.	Hungary	Waste management	sold	44%
Corporate and other				
MOL Hotels Rt.	Hungary	Hotel service, worker's home service and catering services	100%	100%
MOL Invest Rt.	Hungary	Investment management	100%	100%
MOL Lízing Kft.	Hungary	Providing leasing services for the MOL-Group	100%	100%
Nitrogénművek Rt.	Hungary	Artificial fertiliser production	sold	59%

TVK Group

As at 31 December 2001 the Company had legal title to 34.5% of the share capital of TVK Rt. In March 2001 the Company sold shares in TVK equivalent to 9.8% of its share capital on terms that included an option to repurchase the shares at a later date. Since the Company is still entitled and obligated to repurchase these shares on terms with a return on the cash received in exchange, they have not been derecognised and the proceeds of the transaction are recorded among current portion of long term debt (see Note 15) at amortised cost. These shares have been taken into account in the determination of the Company's share of the income of TVK Rt.

In 2000, MOL entered into an agreement with Magyar Külkereskedelmi Bank (MKB), where MOL has an exercisable option to buy 8% shareholding in TVK Rt.. The Company also issued put options in respect of the same number of shares to the same party which are exercisable subsequent to the call option period.

On 20 April 2001 the Annual General Meeting of TVK Rt. approved the cancellation of 396,158 employee shares, most of which were already held by TVK at the beginning of 2001. As a result, MOL's shareholding in TVK Rt. increased by 0.53%.

On 29 May 2001, MOL made a public buying offer for TVK shares at a price of HUF 4,184 per share. Within the period of the public offer 354,687 TVK shares were offered and accepted by MOL, increasing its stake in TVK by 1.5%. The transfer of shares took place on 19 November 2001, after the approval of the Competition Office.

At 30 September 2002 the Company made an agreement with Matura GmbH, a Deutsche Bank investment subsidiary concerning the extension of the agreements signed in 2001 in relation to a 9.83% share participation in TVK until 31 December 2003.

At 24 September 2002 Company made an agreement with MKB concerning the extension of the option agreement signed in 2000 in relation to 8.02% share participation of TVK until 31 March 2004.

As at 31 December 2002 the Company had legal title to 34.5% of the share capital of TVK Rt..

Disposals

During the year the Company disposed of its 59% shareholding in Nitrogénművek Rt., a company engaged in artificial fertiliser production. Furthermore MOL's interests in the retail trade of fuels and lubricants MOL Slovensko spol.s.r.o., were also sold. Additionally, TVK Group disposed its 91% shareholding in Plastico S.A, its Romanian plastic production company, as well as its waste management subsidiaries (TVK ReMat Kft. and Ecocenter Kft.), both of which have been written of to net realisable value in 2001.

6 Other investments

i) Investments in associated companies

	Country	Activity	Ownership 2002	Ownership 2001	Net book value of investment 2002 HUF millions	Net book value of investment 2001 HUF millions
Slovnaft A. S.	Slovakia	Refinery and marketing of oil products	36.2%	36.2%	86,078	85,066
Ecomisso Kft.	Hungary	Hazardous waste management	sold	44.3%	–	637
DÉGÁZ Rt.	Hungary	Regional gas distribution	27.2%	27.2%	6,611	6,739
ÉGÁZ Rt.	Hungary	Regional gas distribution	35.5%	35.5%	5,320	5,393
Panrusgáz Rt.	Hungary	Natural gas trading	50.0%	50.0%	1,961	1,974
TVK Erőmű Kft.	Hungary	Power plant	11.5%	11.5%	473	26
Gerecsegáz Rt.	Hungary	Gas-utility development and management	50.1%	50.1%	270	273
Villas Hungária Kft.	Hungary	Bitumen production	40.0%	40.0%	247	237
TVK Automatika Kft.	Hungary	Production, operation of control systems and telecommunication systems	22.6%	22.6%	213	178
IN-ER Erőmű Kft.	Hungary	Planning power plants	30.0%	30.0%	156	156
Other domestic associated companies					277	252
Total					**101,606**	**100,931**

In November 2002 MOL signed an agreement with the Slovak Slovbena a.s. and Slovintegra a.s. on the purchase of all of their shares representing 31.6% of Slovnaft a.s.'s registered capital. Together with the 36.2% stake MOL acquired previously, upon the completion of the transaction, MOL's share in Slovnaft will reach 67.8%. The completion of the transaction is subject to the approvals of the Slovak and Hungarian competition offices, as well as external consents required by the parties. In accordance with the applicable Slovak regulations, upon the completion of the transaction MOL will have to place a public offer to purchase the outstanding shares in Slovnaft. Pursuant to the agreement, MOL will acquire 6,520,691 Slovnaft shares for 85 million USD in cash, 984,000 "A" series ordinary shares (representing 1% of MOL's registered capital before the capital increase) and 9,817,578 of the newly issued "C" series ordinary shares. MOL's Board resolved to execute the capital increase through a private placement of new shares. The nominal value of each newly issued "C" series ordinary share will be 1,001 HUF. The "C" series of shares will entitle their holders to 1.001 (one and one thousand) vote per share. The "C" series of shares will be issued upon completion of the transaction through private placement at an issue price of HUF 6,000 per share. The issue price will be paid by Slovintegra a.s. and Slovbena a.s. in the form of an in kind contribution by transferring a part of their shareholding in Slovnaft to MOL.

ii) Investments in other companies

	Ownership 2002 %	Ownership 2001 %	Net book value of investment 2002 HUF millions	Net book value of investment 2001 HUF millions
MOL Benz d.o.o. (Slovenia)	100%	100%	1,622	945
MOL Kárpátalja Kft.	99%	99%	468	400
MOL Agram Kft.	100%	100%	354	757
BC Erőmű Kft.	sold	30%	-	855
Pentaszervíz Kft.	100%	100%	-	353
Alföldi Koncessziós Autópálya Rt.	2%	2%	300	300
Generál Gomsz Kft.	100%	100%	246	246
Mineralkontor GmbH	74%	-	134	-
MOL Reinsurance Ltd.	100%	100%	97	96
MOL Halas Kft.	54%	54%	92	92
Other (investments with individual net book value below HUF 90 million)			806	938
Total			**4,119**	**4,982**

7 Other non-current assets

	2002 HUF millions	2001 HUF millions
Advance payments for assets under construction	3,311	102
Net receivable from currency risk hedging derivatives (see Note 26 iv)	2,950	-
Loans given	1,862	3,272
Total	**8,123**	**3,374**

8 Inventories

	2002 HUF millions	2001 HUF millions
Purchased natural gas	55,760	44,049
Work in progress and finished goods	32,619	48,163
Other raw materials	16,777	19,485
Purchased crude oil	8,357	10,624
Other goods for resale	6,812	7,645
Total	**120,325**	**129,966**

Purchased natural gas is recorded net of adjustments of HUF 817 million and HUF 14,241 million as of 31 December 2002 and 2001, respectively, to reduce its carrying value from cost to net realisable value.

9 Trade receivables, net

	2002 HUF millions	2001 HUF millions
Trade receivables	124,065	141,052
Provision for doubtful receivables	(2,606)	(2,884)
Total	**121,459**	**138,168**

10 Investments

	2002 HUF millions	2001 HUF millions
Investments held to maturity	6,540	11,076
Investments available for sale	2,748	2,733
Total	**9,288**	**13,809**

11 Other current assets

	2002 HUF millions	2001 HUF millions
Prepaid and recoverable taxes and duties	19,578	15,187
Prepaid excise taxes	3,354	4,028
Miscellaneous prepaid expenses and accrued income	2,755	4,139
Advances to suppliers	2,143	1,163
Net receivable from currency risk hedging derivatives (see Note 26 iv)	1,959	741
Prepaid rent	1,254	1,557
TVK options (see Note 26)	806	520
Interest receivable	518	600
Loans to employees and other employee receivables	475	511
Advance payments for inventories	151	49
Loans receivable	145	191
Other	2,302	4,205
Total	**35,440**	**32,891**

In January 2003 the Company conducted a self-revision of the local business tax paid to municipalities in 2001. As a result, it has become clear that the Company recorded and paid an excess of HUF 2,264 million in local business tax to the municipalities. All supporting documentation, necessary for the completion of the self-revision have been prepared and submitted to the municipalities concerned. The negotiations on the terms of repayment with these municipalities are in progress. The amount of overpayment is shown among Prepaid and recoverable taxes and duties at 31 December 2002.

12 Cash and cash equivalents

	2002 HUF millions	2001 HUF millions
Cash at bank – HUF	17,656	14,778
Cash equivalents	13,420	14,062
Cash at bank – other currencies	10,437	28,059
Cash on hand – HUF	687	761
Cash on hand – other currencies	51	251
Total	**42,251**	**57,911**

13 Share capital

The issued share capital of MOL Rt. as of 31 December 2002 and 2001 was HUF 98,400 million consisting of 98,400,000 series „A" ordinary shares and one series „B" preference share. The holder of the „B" preference share is the Hungarian State. The affirmative vote of the holder of the special share is required for the General Meeting to approve certain resolutions.

In November 2002, MOL's Board resolved to execute a capital increase through a private placement of new shares concerning the Slovnaft deal described under Note 6. The nominal value of each newly issued "C" series ordinary share will be HUF 1,001. The "C" series of shares will entitle their holders to 1.001 (one and one thousandth) vote per share. The "C" series of shares will be issued upon completion of the transaction through private placement at an issue price of HUF 6,000 per share. See Note 6 for further details.

Each share has a nominal value of HUF 1,000.

	Number of shares issued	*Number of treasury shares*	*Number of shares outstanding*
31 December 2000	**98,400,001**	**286,994**	**98,113,007**
Employee and management benefit plans		(195,018)	
Sales		(99,332)	
Purchases		589,522	
31 December 2001	**98,400,001**	**582,166**	**97,817,835**
Employee and management benefit plans		(634,651)	
Sales		(449,609)	
Purchases		5,657,219	
31 December 2002	**98,400,001**	**5,155,125**	**93,244,876**

14 Reserves

Dividends

The dividend proposed for approval by the shareholders at the Annual General Meeting in April 2003 in respect of 2002 is HUF 55 per share. As this amount has not been approved, it has not yet been recorded in the accompanying 2002 consolidated financial statements. The dividend approved by the shareholders in respect of 2001 was HUF 5,380 million, equivalent to HUF 55 per share.

The total amount of reserves available for distribution based on the statutory company only financial statements of MOL Rt. is HUF 59,613 million and HUF 109,884 million as of 31 December 2002 and 2001, respectively.

15 Long-term debt

	Weighted average interest rate 2002 %	*Weighted average interest rate 2001 %*	*2002 HUF millions*	*2001 HUF millions*
Unsecured bank loans in EUR	4.23%	4.78%	81,074	156,796
Unsecured bank loans in USD	5.28%	5.55%	73,716	99,657
Unsecured bonds in HUF	8.92%	15.50%	14,560	5,000
Unsecured bank loans in HUF	10.00%	11.56%	13,878	22,449
Liabilities in respect of TVK shares in EUR	4.24%	4.74%	8,502	8,878
Secured bank loans in USD	4.01%	5.30%	2,278	4,255
Secured bank loans in HUF	11.31%	10.19%	600	1,600
Other	-	-	1,596	1,423
Total			**196,204**	**300,058**
Current portion of long-term debt			51,458	74,461
Total			**144,746**	**225,597**

Secured loans were obtained for specific capital expenditure projects and are secured by the assets financed from the loan.

	2002 HUF millions	*2001 HUF millions*
Maturity two to five years	110,259	188,664
Maturity over five years	34,487	36,933
Total	**144,746**	**225,597**

16 Provisions for liabilities and charges

	Environmental HUF millions	*Redundancy HUF millions*	*Field operation suspension HUF millions*	*Other HUF millions*	*Total HUF millions*
Balance as of 1 January 2001	**23,313**	**6,423**	**20,316**	**3,379**	**53,431**
Provision made during the year and revision of previous estimates	1,622	1,626	(1,079)	-	2,169
Unwinding of the discount	2,327	-	2,174	-	4,501
Provision used during the year	(2,679)	(4,412)	(145)	(840)	(8,076)
Balance as of 31 December 2001	**24,583**	**3,637**	**21,266**	**2,539**	**52,025**
Provision made during the year and revision of previous estimates	3,795	15,237	(1,936)	-	17,096
Unwinding of the discount	2,263	-	2,106	-	4,369
Provision used during the year	(4,511)	(3,625)	(162)	(587)	(8,885)
Balance as of 31 December 2002	**26,130**	**15,249**	**21,274**	**1,952**	**64,605**
Current portion 2001	5,892	3,530	249	2,354	12,025
Non-current portion 2001	18,691	107	21,017	185	40,000
Current portion 2002	6,963	6,088	170	1,952	15,173
Non-current portion 2002	19,167	9,161	21,104	-	49,432

Environmental Provision

As of 31 December 2002 provision of HUF 26,130 million has been made for the estimated cost of remediation of past environmental damages, primarily soil and groundwater contamination and disposal of hazardous wastes, such as acid tar. Provision is made on the basis of assessments prepared by MOL's internal environmental audit team. This work is validated at regular intervals by independent environmental consultants, most recently in 2000. Approximately 70% of the cost of rehabilitation of the environment is expected to be incurred between 2003 and 2007 and the remaining 30% beyond 2007. The amount of the provision has been determined on the basis of existing technology at current prices by calculating risk-weighted cash flows discounted using estimated risk-free real interest rates.

Provision for Redundancy

As part of an efficiency improvement project MOL Rt. plans to reduce workforce by approximately 2,900 employees in the next three years. As MOL Management is committed to these changes and the restructuring plan was communicated in detail to parties involved, at the end of 2002 MOL recognised a provision for the net present value of future redundancy payments and related tax and contribution of HUF 15,081 million.

Provision for Field Operation Suspension Liabilities

As of 31 December 2002 provision of HUF 21,274 million has been made for estimated total costs of plugging and abandoning wells upon termination of production. Approximately 5% of these costs are expected to be incurred between 2003 and 2007 and the remaining 95% thereafter. The amount of the provision has been determined on the basis of management's understanding of the respective legislation, calculated at current prices and discounted using estimated risk-free real interest rates.

Other Provisions

Other provisions are made for contractual obligations, abandonment costs of fuel stations to be closed, and legal disputes.

17 Trade and other payables

	2002	*2001*
	HUF millions	*HUF millions*
Trade payables	91,685	90,665
Taxes, contributions payable	30,007	23,713
Development contributions received	9,326	7,887
Custom fees payable	6,405	5,962
Deferred income	3,422	3,604
Amounts due to employees	2,606	2,140
Bank interest payable	2,602	2,440
Liabilities from foreign exchange risk instruments (see Note 26)	2,263	-
Fee payable for strategic inventory storage (KKKSZ)	2,031	2,741
Liabilities from cross currency swap transaction (see Note 26)	929	-
Liabilities from TVK options (see Note 26)	845	553
Advances from customers	766	4,523
Liability from interest rate swap transaction (see Note 26 ii)	585	941
Liabilities from prepaid forward transactions (see Note 26)	469	9,069
Liability from oil product swap transactions (see Note 26)	-	381
Other	5,088	6,009
Total	**159,029**	**160,628**

18 Short-term debt

	2002	*2001*
	HUF millions	*HUF millions*
Unsecured bank loans in USD	22,516	27,903
Zero coupon notes in HUF	31,750	13,703
Unsecured bank loans in HUF	7,051	10,246
Unsecured bank loans in EUR	1,596	391
Other	1,721	2,184
Total	**64,634**	**54,427**

19 Net sales by geographical area

	2002	*2001*
	HUF millions	*HUF millions*
Hungary	825,343	856,342
Rest of Europe	159,901	189,058
Austria	127,302	83,585
Slovakia	17,517	14,212
Romania	16,784	14,563
Rest of the World	12,810	17,009
Total	**1,159,657**	**1,174,769**

20 Other operating income

	2002 HUF millions	2001 HUF millions
Exchange gains of trade receivables and payables	1,940	–
Net gain on sales of subsidiaries	729	6,644
Reversal of impairment	700	387
Penalties received	594	166
Transferred receivables	587	410
Reversal of write off of inventories	548	418
Amortization of negative goodwill	214	253
Proceeds from damages	251	666
Gain on sales of intangibles, property, plant and equipment	133	1,040
Late payment interest income	99	361
Provision for and write-off of bad debts, net	–	981
Other	1,478	4,048
Total	**7,273**	**15,374**

In February 2002 MOL Slovakia was sold to Slovnaft, realizing a gain of HUF 1,111 million, net of eliminated internal profit of HUF 630 million. In August 2002 the Company also sold Nitrogénművek, a 58% owned subsidiary, realizing a gain of HUF 421 million on the transaction, which has been completed in November 2002, after the approval of Hungarian Competition Office.

During 2002 TVK sold several subsidiaries including Plastico S.A in Romania and its waste management companies, TVK ReMat Kft. and Ecocenter Kft. realizing a net loss of HUF 803 million.

21 Personnel expenses

	2002 HUF millions	2001 HUF millions
Wages and salaries	43,766	46,531
Social security	17,194	18,219
Other personnel expenses	12,841	10,557
Total	**73,801**	**75,307**

The Company pays social security contributions with respect to its employees during the period of their service, as it falls due, and it is not obliged to pay any future social security benefits subsequent to their employment.

22 Other operating expenses

	2002 HUF millions	2001 HUF millions
Provision for redundancy costs	15,237	1,626
Fee for storage of strategic inventory (KKKSZ)	15,084	17,279
Mining royalties	12,388	12,051
Rental costs	9,466	8,304
Taxes and contributions	6,455	9,444
Other external services	5,812	7,574
Insurance	4,377	2,522
Outsourced bookkeeping services	3,681	2,799
Consultancy fees	3,663	5,831
Advertising expenses	2,539	2,324
Cleaning costs	2,265	2,101
Site security costs	2,216	1,892
Bank charges	1,628	2,399
Environmental levy	1,582	1,611
Damages	1,278	1,593
Change in other provisions	(587)	(840)
Change in environmental provision	(716)	(1,057)
Change in provision for field operation suspension liabilities	(2,098)	(1,224)
Exchange losses on the settlement of trade receivables and payables	–	3,239
Other	11,081	11,002
Total	**95,351**	**90,470**

23 Financial expense, net

	2002 HUF millions	2001 HUF millions
Foreign exchange gain on borrowings	24,166	17,479
Interest received	5,194	5,098
Dividends received	430	492
Gain on sales of investments	283	24
Other financial income	213	342
Total financial income	**30,286**	**23,435**
Interest on borrowings	17,364	20,279
Interest on provisions	4,369	4,501
Write-off of investments	690	1,268
Loss on sales of investments	–	120
Other financial expenses	5,975	2,009
Total financial expenses	**28,398**	**28,177**
Total financial expense, net	**(1,888)**	**4,742**

24 Income taxes

Total applicable income taxes reported in the accompanying consolidated financial statements for the years ended 31 December 2002 and 2001 include the following components:

	2002 HUF millions	2001 HUF millions
Current income taxes	1,023	2,242
Deferred income taxes	916	(8,378)
Total income tax expense/(benefit)	**1,939**	**(6,136)**

The applicable corporate income tax rate on the taxable income of the companies of the Group operating in Hungary was 18% both in 2002 and 2001.

The Group's current income tax is determined on the basis of taxable statutory profit of the individual companies comprising the group.

MOL Rt. is entitled to a 100% and 70% corporate income tax holiday for its taxable profit of the years 2002 and 2001, respectively as a result of having made certain investments in manufacturing assets. The 100% tax holiday is expected to be available in year 2003 also.

A 20% dividend tax, subject to reduction by applicable double taxation treaties, is levied on the recipient in respect of dividends, payable to a foreign legal entity. In the event of payment to domestic or foreign individuals, a personal income tax liability of 20% arises. In both cases the tax is deducted at the source.

The deferred tax balance as of 31 December 2002 and 2001 in the accompanying consolidated balance sheets consist of the following items, analysed by the basis for deferred tax differences:

	2002 HUF millions	2001 HUF millions
Depreciation, depletion and amortisation	(6,663)	(94)
Unrealised gains on intergroup transfers	15,244	12,949
Capitalisation of certain borrowing costs	(8,509)	(10,236)
Differences in accounting for domestic oil and gas exploration and development	(14,452)	(12,390)
Provision for environmental liabilities	26,373	24,583
Field operation suspension liabilities	-	-
Other provisions	21,314	9,952
Foreign exchange differences	(30,872)	(5,434)
Losses of subsidiaries	34,737	31,589
Less: allowance for non-recoverability of losses of subsidiaries	(34,737)	(31,589)
Write off of purchased natural gas	10,317	14,300
Statutory losses of MOL	65,683	65,683
Valuation of financial instruments	(1,522)	(825)
Other	10,459	12,828
Total	**87,372**	**111,316**
Deferred tax assets	**18,134**	**19,035**
Deferred tax liabilities	**587**	**-**

The statutory losses of MOL arose in 2001 and are available for offset against profits arising in any of the following 4 years.

A numerical reconciliation between tax expense and the product of accounting profit multiplied by the applicable tax rates is as the follows:

	2002 HUF millions	2001 HUF millions
Profit before tax per accompanying consolidated statement of operations	**66,923**	**1,164**
Tax at the applicable tax rate of 18%	12,046	210
Tax holiday available	(5,501)	(1,316)
Revaluation of deferred tax assets	535	(117)
Impact of changes in Hungarian tax legislation	(437)	(2,383)
Adjustment to the period of realisation	(167)	(1,608)
Losses of subsidiaries not recognised as an asset	937	1,355
Non-taxable income from associated companies	(3,354)	(2,510)
Differences not expected to reverse	(2,101)	124
Other	(19)	109
Total income tax expense	**1,939**	**(6,136)**

25 Earnings per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to ordinary shareholders (net profit for the period less dividends on preference shares) by the weighted average number of ordinary shares outstanding during the period. There were not any significant items in 2002 and in 2001 that would dilute the earnings per share.

	Income (HUF millions)	Weighted average number of shares	Earnings per share(HUF)
Basic and diluted Earnings Per Share 2001	1,241	97,837,761	13
Basic and diluted Earnings Per Share 2002	65,262	96,658,661	675

26 Financial instruments

Fair Value of Financial Instruments

Financial instruments in the balance sheet include investments, other non-current assets, trade receivables, other current assets, cash and cash equivalents, short-term and long-term debt, trade and other payables. Derivatives are presented as other non-current assets, other current assets and trade and other payables. The estimated fair values of these instruments approximate their carrying amounts.

As it is discussed in Note 5 the Company holds call and put options, expiring in March 2004, for the purchase of shares in TVK Rt. representing in total 8% of that company's share capital. The Company has issued put options in respect of the same number of shares to the same party, which are exercisable subsequent to the call option period. The option fee is amortised to the consolidated statement of operations over the term of the options. These options are not quoted instruments. The underlying shares in TVK are not traded actively in a sufficiently

large quantity for the basis of fair valuation. Therefore the fair value of these items cannot be measured reliably. The Company treats these options as forward purchase of TVK shares and these financial instruments are valued at amortized cost. The corresponding asset is HUF 806 million (see Note 11), and the related obligation is HUF 845 million (see Note 17) as at 31 December 2002. The respective amounts as at the end of 2001 were HUF 520 million and HUF 553 million.

Financial Risk Management

(i) Credit risk

The Company provides a variety of customers with products, none of whom, based on volume and creditworthiness, present significant credit risk, individually or aggregated. Company procedures are operative to ensure that sales are made to customers with appropriate credit history and do not exceed an acceptable credit exposure limit.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet, net of any impairment.

(ii) Interest Rate Risk

The Company policy is to ensure that at least 25% but not more than 75% of its exposure to changes in interest rates is on a fixed rate basis. As of 31 December 2002 25% of the Company's long-term debt was at fixed rates, taking into account the effect of interest rate swap agreements.

The Company uses interest rate swaps to manage the relative level of its exposure to cash flow interest rate risk associated with floating interest-bearing borrowings. The interest payment period of these hedging instruments is six months in accordance with that of the underlying debt.

As of 31 December 2002 the Company has two interest rate swap agreements in effect, with notional amounts of USD 16 million and USD 33 million and expiring in 2004 and 2003 respectively. The fair value of these swap agreements was a net liability of HUF 585 million and HUF 941 million as at the end of 2002 and 2001, respectively (see Note 17).

Both interest rate swap transactions are designated as cash flow hedges under IAS 39.

The Company uses cross currency swaps to manage the relative level of its exposure to cash flow interest rate risk and foreign exchange risk associated with foreign currency denominated floating interest-bearing borrowings. The interest payment period of these hedging instruments is six months in accordance with that of the underlying debt.

As of 31 December 2002 the Company has four cross currency swap agreements in effect with notional amounts totalling EUR 60 million, expiring in 2004 and 2006. The related receivable is HUF 96 million (see Note 11) and the corresponding liability is HUF 929 million (see Note 17) as at 31 December 2002. There were no such transactions in 2001.

Terméktároló Rt., a consolidated subsidiary of MOL Rt. has entered into an interest rate swap agreement in 2002, expiring in 2003, whose fair value is a net liability of HUF 30 million as at the end of 2002.

(iii) Liquidity risk

The Company policy is to maintain sufficient cash and cash equivalents or have available funding through an adequate amount of committed credit facilities to meet its commitments in accordance with its Financial Strategy. The amount of undrawn credit facilities is HUF 171,885 million at the balance sheet date, HUF 135,849 million of which is in long term facilities. Of the latter amount HUF 62,696 million is immediately available for covering financing needs of MOL and subsidiaries financed through MOL, HUF 14,862 million is available subject to the progress of certain projects of MOL, and HUF 58,291 million belongs to TVK.

(iv) Foreign exchange risk

The Company enters into various types of foreign exchange contracts and options in managing its foreign exchange risk resulting from cash flows from business activities and financing arrangements denominated in foreign currencies.

The Company's currency risks arise mainly as a result of its significant USD-based crude oil and natural gas purchases from abroad. Although sales prices of oil products are also linked to USD, natural gas sales prices are determined in HUF by the regulator. Consequently, MOL's net cash flow position is short USD.

The Company's policy is to manage its USD exposure, detailed in the above paragraph, by entering into USD/HUF forward purchases and applying EUR/USD option strategies, the latter bearing greater weight due to being less expensive than USD/HUF transactions.

The company has two long-term international gas transit agreements under which consideration is calculated in SDR. The contractual provisions prescribing price calculation in SDR have been identified as a SDR/USD swap, being an embedded derivative under IAS 39. This derivative has been separated from the host contract and designated as a cash flow hedge to the host gas transit contract. The fair value of the embedded SDR derivative is a net receivable of HUF 2,950 million as of 31 December 2002 (see Note 7).

The Company also manages foreign currency risks arising from some of its short-term debt by making use of EUR/USD options.

The Company has classified its forward exchange contracts and currency exchange options either as fair value hedges, in case of debts, or as stand-alone derivatives and carries them at fair value.

As of 31 December 2002 the fair value of derivative instruments hedging the currency risks of short-term debt is a net liability of HUF 2,263 million (see Note 17), as a result of significant foreign exchange gains on the underlying debt. At the same date the fair value of derivative instruments aimed at hedging future gas purchase currency exposure is a net receivable of HUF 41 million.

As of 31 December 2001 the fair value of derivative instruments hedging the currency risks of short-term debt was a net receivable of HUF 741 million (see Note 11). There were no open positions in respect of committed commodity purchases.

Commodity Price Risk Management

MOL, as an integrated oil and gas company, is exposed to commodity price risk on both the purchasing side and the sales side. The main commodity risks are long crude oil position to the extent of the domestic production, long refinery margin position to the extent of the refined product volume and short fuel oil and gas-oil position to the extent of the import gas volume. The latter exposure is explained by the formula by which natural gas imports are priced.

In 2002 Risk Management focused on managing the refinery margin exposure of MOL. The instruments used were a Prepaid Refining Margin Swap and Forward where MOL has sold its refinery margin (weighted average of oil products minus Dated Brent) forward and received the fix leg of the swap up front. This transaction is not a hedge under IAS 39 but it is treated as a stand-alone derivative instrument. As of 31 December 2002 the fair value of this transaction is a net payable of HUF 469 million, compared with the end of 2001, when net payable was HUF 9,069 million (see Note 17). The Company also entered into swaps on crude oil and oil products where the physical transaction required a derivative support. The transaction has been closed in the first quarter of 2002 thus there was no outstanding balance as at the balance sheet date. The net position arising from such transactions was a net liability of HUF 381 million as of 31 December 2001 (see Note 17).

In order to protect the Company against a potential sharp increase in import gas purchase prices in the event of a war in 2002 MOL has purchased call option protections for a crisis scenario. To minimize the cost of the hedge the Company decided to use proxies such as IPE Brent and IPE Gasoil instead of FOB MED Fueloil 1% and FOB MED Gasoil 0,2% the references that are used in the formula. Using a proxy hedge is common when the protection is required only for the event of a crisis. The fair value of such proxy hedges was a net receivable of HUF 1,822 million as at 31 December 2002 (see Note 11).

27 Commitments and contingent liabilities

Guarantees

The total value of guarantees undertaken to parties outside the Group is HUF 119 million.

Pledged Assets

Assets at an aggregate book value of HUF 4,720 million have been pledged as collateral for loans taken out by a subsidiary. MOL Rt has no pledged assets.

Capital and Contractual Commitments

The total value of capital commitments is HUF 37,465 million, within which HUF 34,212 million relates to the EU-2005 gasoline/gasoil quality improvement project. The financing obligations will arise in 2003 and 2004 and the project is planned to be finished till the end of 2004. Other capital commitments relate to obligations to purchase tangible and intangible assets.

Gas Purchase Obligations, Take or Pay and Ship or Pay Contracts

MOL has concluded gas purchase contracts with gas suppliers Panrusgáz Rt., Ruhrgas, O&G Minerals Ltd., Euro-bridge Kft. and Gas de France to ensure the maximum safety of its long-term gas supply to customers. As of 31 December 2002, 160.1 billion cubic meters of natural gas (contracted quantity 2001-2015, on 15 C - from which 134.6 bcm under take-or-pay commitment) worth approximately HUF 7,789 billion (of which HUF 3,191 billion under take or pay commitment) will be purchased during the period ending 2015 based on these contracts.

MOL has entered a ship or pay natural gas transmission agreement with ÖMV AG under which it can utilise the HAG pipeline until 2016. As of 31 December 2002, MOL's respective obligation is HUF 34,416 million for this 14-year period.

MOL expects that the domestic gas market will become partially or fully liberalised over the medium term. According to the draft Gas Law expected to be discussed by Parliament in first half of 2003, and enacted in January 2004, eligible customers will be able to buy gas from their selected suppliers at market rates. Gas prices for non-eligible customers, however, are expected to be regulated until at least July of 2007, and the new regulation, to be enacted in January 2004 is expected to pass the cost of import gas onto the customers, as long as the import prices are within a certain range by also providing subsidy for certain residential customers.

Once the consumer prices become deregulated, as a result of competition from traders with potentially cheaper import sources, if any, it is possible that some of MOL's existing long term gas purchase agreements may become onerous – because of the contracted take-or-pay type obligations. (An onerous contract is where the unavoidable cost of meeting the obligations under the contract exceed the expected economic benefits from it over the remaining contract period.) According to the draft Gas Law, however, the Hungarian Energy Office may restrict the import of natural gas, if it can be proved that such import creates significant economic and financial difficulty for the buyer or seller of any long term gas supply contract.

Because critical elements of the future market situation are not known yet, – including, but not limited to the trends of future gas prices in the European market, domestic gas demand, the approach of the regulator in restricting or approving imports, the real extent of free market outgoing for eligible customers etc.– currently it is not possible to determine whether these long term gas purchase contracts could result in any obligation that would be required to be provided.

Gas Transit

MOL entered a take-or-pay long-term natural gas transit contract with NIS Nafta Industrija Srbjie in 1998 according to which MOL is obliged to allow the transmission of 49.6 billion cubic meters of natural gas through its pipeline network in the period of 2003 - December 31 of 2017. Due to the sanctions against Yugoslavia imposed by the EU, this contract was not operational until July 2001. As at 31 July 2001, an amendment of the contract has been signed, which determines contracted quantities between 2001-2003. According this modification of the contract NIS is unable to cover the contracted amount for 2003 (2 billion cubic meters) because of smaller expanding than it was projected at the time when the contract was modified, because of this, parties stated the tramsmission to 1.85 in the 3rd amendment of the contract.

Another transit agreement has been concluded with Bosnian Energoinvest/BH-GAS according to this MOL also provides natural gas transmission service. As a result of the significantly weaker growth than it was initially estimated by the Bosnian party for the short-term gas transmission usage, an amendment of the contract has been signed as at 19 June 2001, retrospectively to January 2001. Under this modification of the contract, the total quantity should be transmitted is 8.22 cubic meters on which 7.3 billion cubic meters of natural gas should have been transmitted in the 2003-2018 period.

Both contracts oblige the other party to pay the transportation fee in compliance with the Take or Pay clause thereof.

Gas Selling Obligations

Supply contracts worth HUF 3,197 billion (106 billion cubic meters on 15 C) have been concluded for the period ending 2020. The major part covers the needs of local gas distributing companies serving the community and local industries.

Leases, Rentals

Within the total lease and rental obligations of HUF 6,396 million, HUF 3,116 million becomes payable in 2003, HUF 2,663 million in the period 2004-2007, and HUF 617 million afterwards. The most significant items relate to domestic exploration activities.

Long-term Contracts to Puchase Services

MOL has contractual commitments to buy telecommunication and accounting services. According to these contracts MOL has HUF 28,955 million possible commitment for the period 2003-2008.

Litigation

The MOL Group is a party to a number of civil actions arising in the ordinary course of business. Currently, there exists no litigation that could have a material adverse affect on the financial condition, assets, results or business of the Group.

The total value of cases where MOL Group acts as defendant is HUF 8,534 million for which HUF 891 million provision has been made.

The MOL Group has also filed suits, totalling HUF 6,996 million.

Environmental liabilities

The Group is making provision for environmental liabilities which are probable and quantifiable (See Note 16). There is further environmental pollution, primarily at the Almásfüzítő Refinery and the premise of TVK Rt., the size and extent of which, as well as the related cost of remediation is not quantifiable currently. The Group is putting effort into and making investigations in order to quantify these damages.

Yukos Joint Venture Agreement

On 19 December 2002, MOL signed a joint venture agreement with Yukos providing for the joint development and production of the Zapadno-Malobalyk field in Russia. In accordance with the joint venture agreement, the project will be implemented by a joint venture company (JV), owned 50-50% by MOL and Yukos, and incorporated in Russia. The JV will be directed and supervised by a Board of Directors, consisting of three delegates from MOL and three delegates from Yukos. The total consideration payable for the 50% in the project by MOL is USD 100 million. The partners plan to invest approximately USD 300-350 million for full field development of the project. By implementing the project, MOL expects to double its annual oil production and will increase the security of its oil supplies through the strengthening of its relationship with Yukos. As the required conditions have been fulfilled as of 17 March 2003, the agreements became effective and the parties have obligations and rights under them as of that date.

28 Events after the balance sheet date

On 31 January 2003 MOL signed an agreement for the sale of majority shares in Zsámbékgáz Rt., MOL Gáz Kft., Turulgáz Rt. and Gerecsegáz Rt., representing one of the most significant divestiture achievement of the Group. The aggregate net book value of the investments in MOL Group's books is HUF 8,4 billion as at 31 December 2002, while the total selling price is HUF 20,6 billion including also assumption and immediate settlement of the subsidiary loans and the assumption of mother-company guarantees on liabilities of MOL-GÁZ Kft. These transactions will be completed after approval of the Hungarian Competition Office, which is expected in 2003 Q2. As at March 5, 2003 MOL signed an agreement for the sale of Rotary Rt., a 100% owned subsidiary. The selling price to be paid for the company is HUF 3 billion. The transaction is not expected to have a significant profit impact. The transaction will be completed after approval of the Hungarian Competition Office, which is expected in 2003 Q2. Following this transaction, MOL will continue the co-operation with Rotary Rt. within the framework of a medium term contract.

29 Notes to the consolidated statements of cash-flows

a) Analysis of net cash inflow on sales of subsidiary undertakings

	2002 *HUF millions*	*2001* *HUF millions*
Cash at bank or on hand disposed of	(265)	(15,329)
Cash consideration	5,773	31,737
Net cash inflow on sales of subsidiary undertakings	**5,508**	**16,408**

Analysis of net cash inflow on sales of subsidiary undertakings

	2002 *HUF millions*	*2001* *HUF millions*
Intangible assets	1,358	130
Property, plant and equipment	(9,855)	(38,187)
Investments	(70)	(578)
Deferred tax assets	-	(143)
Inventories	(6,228)	(6,351)
Trade receivables	(2,425)	(4,077)
Other current assets	(1,700)	(6,821)
Cash	(265)	(15,329)
Assets	**(19,185)**	**(71,356)**
Provisions	75	64
Minority interest	2,852	1,140
Long term debt	1,037	18,772
Other non-current liabilities	-	3,791
Trade payables	777	3,743
Other liabilities	6,460	21,623
Liabilities	**11,201**	**49,133**
Net assets sold	(7,984)	(22,223)
Net gain on sales (see Note 20)	729	6,644
Elimination of internal profit	(630)	-
Cash consideration	**9,343**	**28,867**
Advance payment in respect of the sale of MOL Slovensko	(3,570)	3,570
Less: Deferred considerations	-	(700)
Net cash received	**5,773**	**31,737**

b) Issuance of long-term debt

	2002 *HUF millions*	*2001* *HUF millions*
Increase in long-term debts	50,792	42,068
Non cash-flow element: unrealised exchange gains/(losses)	18,777	11,869
Total issuance of long-term debt	**69,569**	**53,937**

30 Segmental information

2002	*Net external sales HUF millions*	*Profit/(loss) from operations HUF millions*	*Property, plant, equipment and intangibles acquired HUF millions*	*Depreciation, depletion, amortisation and impairment HUF millions*	*Trade receivables net HUF millions*	*Trade payables HUF millions*	*Property, plant and equipment, net HUF millions*
Exploration and Production	4,486	51,303	16,846	17,788	638	5,498	72,511
Refining and Marketing	652,886	37,835	20,677	27,216	56,057	45,683	185,951
Natural Gas	359,639	(81)	9,606	11,280	42,557	28,944	100,953
Petrochemicals	123,510	(1,459)	20,164	10,043	20,788	4,748	93,075
Corporate and other	19,136	(30,774)	8,486	5,281	1,419	6,812	20,249
Inter-segment transfers	-	345	-	-	-	-	-
Total 2002	**1,159,657**	**57,169**	**75,779**	**71,608**	**121,459**	**91,685**	**472,739**

With effect from 1 January 2002 the Company decided to consolidate TVK fully, in accordance with SIC 33, described under Note 5. Effectively from the same time, for management purposes the Group is organised into four major operating business units: Exploration and Production, Refining and Marketing, Natural Gas and Petrochemicals.

Net external sales revenues include only sales to third parties outside the Group. Total intersegment sales of Exploration and Production, Refining and Marketing, Natural Gas, Petrochemicals and Corporate and other segments in 2002 were HUF 152,389 million, HUF 240,822 million, HUF 22,397 million, HUF 48,675 million and HUF 12,894 million, respectively.

Operating profit includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers domestically produced crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. However, in respect of transfers of natural gas, the transfer price is limited to the average regulated wholesale selling price (not taking into account the higher price applicable from November 2000 to non-residential customers consuming over 500 m^3/h), adjusted to exclude storage, transport and inventory holding fees, where this is below the prevailing market price as this was the case in both 2001 and 2002. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions. The Nitrogénművek Rt. fertiliser manufacturing business is included under Corporate and other.

Inter-segment transfers show the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is only reported when the related third party sale has taken place. In previous years this unrealised profit effect was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Exploration & Production to Natural Gas and from Refining & Marketing to Petrochemicals.

In 2002 MOL Rt. sold MOL Slovensko, a fully consolidated subsidiary to Slovnaft. As this subsidiary was assigned to Refining & Marketing and Slovnaft belongs to the Corporate and Other segment, the total gain of HUF 1.7 billion on the sale is incorporated in Refining & Marketing segment operating profit. However, 36.2% (corresponding to MOL's shareholding in Slovnaft) of this gain had to be eliminated. This elimination occurred in the inter-segment transfer line.

2001	*Net external sales HUF millions*	*Profit/(loss) from operations HUF millions*	*Property, plant, equipment and intangibles acquired HUF millions*	*Depreciation, depletion, amortisation and impairment HUF millions*	*Trade receivables net HUF millions*	*Trade payables HUF millions*	*Property, plant and equipment, net HUF millions*
Exploration and Production	6,169	67,164	12,920	19,947	1,204	5,639	76,974
Refining and Marketing	671,311	70,136	24,524	26,447	55,538	38,435	198,285
Gas and Power	329,029	(122,170)	5,284	13,093	57,105	34,225	103,524
Petrochemicals	139,141	4,985	7,024	10,545	21,158	5,055	86,255
Corporate and other	29,119	(24,857)	8,305	5,294	3,163	7,311	23,752
Inter-segment transfers	-	1,565	-	-	-	-	-
Total 2001	**1,174,769**	**(3,177)**	**58,057**	**75,326**	**138,168**	**90,665**	**488,790**

With effect from 1 January 2001 the operation of gas transportation assets, previously included in the Refining and Marketing segment, has been transferred to Gas and Power. Prior year segmental data have been restated accordingly.

The total intersegment sales of Exploration and Production, Refining and Marketing, Natural Gas, Petrochemicals and Corporate and other segments in 2001 were HUF 159,444 million, HUF 209,476 million, HUF 24,869 million, HUF 58,795 million and HUF 14,344 million, respectively.

As MOL Group is organised into four major operating business units effectively from 2002, prior year segmental data have been restated accordingly.

31 Related party transactions

Transactions with associated companies and other investments in the normal course of business

	2002 HUF millions	*2001 HUF millions*
Trade receivables due from related parties	9,438	12,144
Trade payables due to related parties	29,680	31,095
Net sales regarding related parties	79,341	77,622

Company purchased and sold goods and services with related parties during the normal course of business in 2002 and 2001 respectively. All of these transactions were conducted under market prices and conditions.

Emoluments of the Members of the Board of Directors and Supervisory Board

Directors' total remuneration approximated HUF 24 million and HUF 17 million in 2002 and 2001. In addition, the non-executive directors participate in a long-term incentive scheme details of which are given in Note 14. Executive members do not receive any additional remuneration for their participation in the Board in excess of their managerial compensation package. Total remuneration of members of the Supervisory Board approximated HUF 20 million in 2002 and HUF 21 million in 2001.

Number of shares held by members of the Board of Directors and Supervisory Board and the management.

	2002 Number of shares	2001 Number of shares
Board of Directors	38,542	14,110
Supervisory Board	1,698	2,191
Management	21,697	14,904
Total	**61,937**	**31,205**

Transactions with the members of Management

Three members of the Board of Directors are closely related to companies, which provided various consultancy services to MOL Group during the year at a total value of approximately HUF 50 million.

One of the members of the Supervisory Board holds ownership in Slovbena a.s and Slovintegra a.s. which companies have signed a sale and purchase agreement with MOL Rt. in November 2002 regarding their 31,6% interest in Slovnaft and subscribed shares in the related closed capital increase of MOL (See Note 6).

Long-Term Performance-Related Management Incentive Schemes

The shareholders at the General Annual Meeting held on 27 April 2001 approved a long-term incentive scheme for non-executive directors. Shares are allocated based on the relative change in MOL's share price and the share prices of other companies listed on the Budapest Stock Exchange and used for calculating the BUX index. Under the scheme the non-executive Chairman of the Board of Directors is entitled to shares equal in value to a maximum of USD 41,500 and other members to shares equal in value to a maximum of USD 25,000. Each director also receives a fixed award of shares to the value of USD 25,000 (USD 41,500 for a non-executive chairman). For the vesting period starting on 1 April 2001 and ending on 31 March 2002 non-executive directors became entitled, subject to a waiting period of one year, to a total of 19,272 MOL shares excluding 10,282 MOL shares received by non-executive directors already left.

A long-term incentive scheme for senior management including executive members of the Board of Directors was also introduced based on the same performance indicators but with a vesting period running from 1 January to 31 December in each year commencing with the year 2000. The maximum amount payable represents between 50 and 60% of the employee's yearly base salary and the amount is payable in shares after a two year waiting period. Based on this long-term incentive scheme a total number of 33,255 MOL shares allocation was approved for senior management in 2002. As short-term incentive HUF 240 million was approved for senior management after evaluating the realisation of key performance indicators set for year 2001.

The Company has also developed and introduced various corporate and unit target based incentive schemes for approximately 200 management level employees who can have direct and substantial impact on the profitable operations of the Company. Based on the long-term incentive scheme a total number of 83,162 MOL shares allocation and based on the short-term incentive scheme a HUF 240 million was approved after evaluating the realisation of key performance indicators set.

Loans to the members of the Board of Directors and Supervisory Board.

No loans have been granted to Directors or members of the Supervisory Board.

32 Reconciliation between HAS unconsolidated financial statements and IFRS consolidated financial statements

The Hungarian Law on Accounting came into force on 1 January 1992 and has been subject to modifications since that date. A new act, Act C of 2000 came into force on 1 January 2001, which brought Hungarian accounting closer to IFRS. The accounting principles imposed by the law are based on the EU's 4th, 7th and 8th Directives. However, they still differ in certain respects from IFRS.

The following table shows the reconciliation of the equity under HAS (company only) and IFRS financial statements.

		Share capital HUF millions	*Reserves HUF millions*	*Net income HUF millions*	*Total equity HUF millions*
31 December 2001 - HAS		**98,400**	**286,411**	**(73,826)**	**310,985**
Effect of IFRS consolidation		-	76	4,026	4,102
Minority interest under IFRS		-	(5,347)	3,258	(2,089)
IFRS adjustments:					
- Deferred taxation	ii)	-	15,333	6,163	21,496
- Depreciation on oil and gas assets	v)	-	5,649	(646)	5,003
- Provision for environmental liabilities	i)	-	(21,751)	21,751	-
- Provision for field operation suspension liabilities	i)	-	(18,916)	20,016	1,100
- Repurchase of treasury shares		(582)	(2,249)	33	(2,798)
- Conversion to successful efforts method of accounting		-	(1,708)	3,069	1,361
- Capitalisation of borrowing cost	iii)	-	13,966	(3,556)	10,410
- Impairment on upstream assets		-	(422)	422	-
- Impairment on downstream assets		-	(1,432)	2,540	1,108
- Impairment on foreign upstream assets		-	(1,523)	756	(767)
- Reversal of impairment of Tunisian production assets		-	1,891	16,815	18,706
- Provision for foreign operation exit costs		-	(443)	(97)	(540)
- Revaluation of monetary items	iv)	-	(1,067)	2,682	1,615
- Write off of TVK options		-	-	(2,371)	(2,371)
- Other		-	(446)	206	(240)
31 December 2001 - IFRS		**97,818**	**268,022**	**1,241**	**367,081**

		Share capital HUF millions	*Reserves HUF millions*	*Net income HUF millions*	*Total equity HUF millions*
31 December 2002 - HAS		**98,400**	**208,259**	**47,780**	**354,439**
Effect of IFRS consolidation		-	1,791	(556)	1,235
Minority interest under IFRS		-	(1,728)	1,941	213
IFRS adjustments:					
- Deferred taxation	ii)	-	23,992	1,364	25,356
- Depreciation on oil and gas assets	v)	-	5,003	(831)	4,172
- Provision for field operation suspension liabilities	i)	-	1,100	(300)	800
- Repurchase of treasury shares		(5,155)	(20,926)	(316)	(26,397)
- Conversion to successful efforts method of accounting		-	1,361	1,749	3,110
- Capitalisation of borrowing cost	iii)	-	10,410	(1,713)	8,697
- Impairment on downstream assets		-	(843)	121	(722)
- Impairment on foreign upstream assets		-	(767)	-	(767)
- Revaluation of monetary items	iv)	-	18,107	18,304	36,411
- Write off of TVK options		-	(540)	(646)	(1,186)
- Implementation of IAS 39	vi)	-	4,328	(2,709)	1,619
- Software related		-	(2,371)	1,033	(1,338)
- Other		-	(242)	41	(201)
31 December 2002 - IFRS		**93,245**	**246,934**	**65,262**	**405,441**

i) Provisions

With effect from 1 January 2001, the conditions and requirements for provision recognition under HAS became identical to those under IFRS, thus the carrying value of provisions at 31 December 2002 do not differ. However, since HAS does not define discounting, the unwinding of discount on provisions, accounted for as interest expense under IAS, is charged to operating expenses in financial statements prepared according to Hungarian accounting rules.

ii) Deferred taxation

IFRS requires the recognition of a deferred tax asset or liability for all taxable temporary differences, which will result in taxable amounts in determining taxable profit of future periods when the carrying amount of the asset or liability is recovered or settled. HAS does not recognise the concept of deferred taxation.

iii) Capitalisation of borrowing costs

IFRS allows capitalisation of borrowing costs directly attributable to the acquisition or construction of an asset. Borrowing costs may include exchange differences to the extent that they substitute interest. HAS requires the capitalisation of interests and only foreign exchange losses incurred on dedicated borrowings.

iv) Foreign exchange accounting

Under IFRS, monetary assets and liabilities denominated in foreign currency need to be valued at year-end exchange rate with the resulting difference reflected in income. HAS implemented a different approach, the overall net unrealised foreign exchange gain has to be deferred to cover net foreign exchange losses in following accounting periods. With effect from 1 January 2003 HAS treatment for the above mentioned item has changed so the deferred net unrealised foreign exchange gain cumulated until the end of 2002 should be reversed in any of the next five years. HAS allows the deferral of unrealised foreign exchange losses on construction loans limited to the overall unrealised net loss during the accounting period. In addition HAS treats foreign currency denominated investments as monetary assets, thus such investments are subject to exchange valuation at year end.

v) Depreciation of production assets

Under IFRS production assets are depreciated on a unit of production basis taking into account the estimated total proved reserves of each field. Prior to 31 December 1996 MOL Rt. depreciated production assets on a straight-line basis over the estimated useful life of the assets.

vi) Derivative financial instruments

Simultaneously with the adoption of IAS 39, HAS also implemented certain procedures regarding the accounting treatment of derivatives. However, the Hungarian approach towards fair valuation is more prudent in the sense that not all unrealised gains are recognised. Also, the concept of cash flow hedges has not yet been introduced under HAS, losses on such hedging instruments are accounted for as if they arose from stand-alone derivatives.








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Historical Summary Financial Information (IFRS)

Consolidated Statements of Operations for the Years Ended 31 December

	1998 *HUF millions*	1999 *HUF millions* *restated*	2000 *HUF millions*	2001 *HUF millions* *restated*	2002 *HUF millions*
Net sales and other operating revenues	**640,091**	**749,400**	**1,039,264**	**1,190,143**	**1,166,930**
Total operating expenses	568,079	693,360	997,261	1,193,320	1,109,761
Operating profit	72,356	56,040	42,003	(3,177)	57,169
Net income	**54,168**	**35,417**	**20,240**	**1,241**	**65,262**

Consolidated Balance Sheets as at 31 December

	1998 *HUF millions*	1999 *HUF millions* *restated*	2000 *HUF millions*	2001 *HUF millions* *restated*	2002 *HUF millions*
Non-current assets	403,413	485,438	614,692	635,897	630,721
Current assets	214,402	257,445	317,936	372,745	328,763
Total assets	**617,815**	**742,883**	**932,628**	**1,008,642**	**959,484**
Shareholders' equity	307,046	363,716	379,813	367,081	405,441
Minority interest	6,289	6,262	5,672	74,063	68,714
Non-current liabilities	195,334	216,863	327,156	265,957	195,035
Current liabilities	109,146	156,042	219,987	301,541	290,294
Total liabilities and shareholders' equity	**617,815**	**742,883**	**932,628**	**1,008,642**	**959,484**

Consolidated Statements of Cash Flows for the Years Ended 31 December

	1998 *HUF millions*	1999 *HUF millions* *restated*	2000 *HUF millions*	2001 *HUF millions* *restated*	2002 *HUF millions*
Net cash provided by operating activities	**98,954**	**142,912**	**49,376**	**71,412**	**167,845**
Net cash used in investing activities	(112,586)	(115,992)	(170,616)	(45,343)	(65,213)
Net cash provised/(used) by financing activities	13,612	(18,163)	114,063	(6,292)	(118,292)
Net (decrease)/increase in cash	**(20)**	**8,757**	**(7,177)**	**19,777**	**-15,660**

Key Group Operating Data 1998-2002

Net proved developed and undeveloped reserves

	Natural gas		Crude oil		Combined	
	MCM	*Bcf*	*kt*	*million bbl*	*ktoe*	*million boe*
Major domestic fields and remaining other properties						
December 31, 1998	**35,444**	**1,252**	**6,688**	**49**	**35,244**	**257**
Revision of previous estimates	(2,416)	(85)	2,574	19	3,897	28
Extension and discoveries	214	8	553	4	745	5
Production	(3,158)	(112)	(1,132)	(8)	(3,989)	(29)
Purchase/sale of minerals in place	-	-	-	-	-	-
December 31, 1999	**30,083**	**1,063**	**8,683**	**63**	**35,897**	**262**
Revision of previous estimates	1,659	58	103	3	700	14
Extension and discoveries	3,438	122	1,734	13	5,387	41
Production	(2,965)	(105)	(1,041)	(8)	(3,651)	(28)
Purchase/sale of minerals in place	-	-	-	-	-	-
December 31, 2000	**32,215**	**1,138**	**9,479**	**72**	**38,333**	**289**
Revision of previous estimates	2,328	82	455	3	1,926	15
Extension and discoveries	2,828	100	1,715	13	4,136	31
Production	(3,101)	(110)	(979)	(7)	(3,629)	(27)
Purchase/sale of minerals in place	-	-	-	-	-	-
December 31, 2001	**34,270**	**1,210**	**10,670**	**81**	**40,766**	**308**
Revision of previous estimates	(2,189)	(77)	100	1	(1,864)	(14)
Extension and discoveries	1,016	36	-	-	948	7
Production	(2,932)	(104)	(956)	(7)	(3,443)	(26)
Purchase/sale of minerals in place	-	-	-	-	-	-
December 31, 2002	**30,165**	**1,065**	**9,814**	**74**	**36,408**	**275**
Reserves in abroad (Tunisia)						
December 31, 1998	**1,038**	**36**	**1,731**	**13**	**2,568**	**18.7**
Revision of previous estimates	(852)	(29)	(1,420)	(10)	(2,063)	(15)
Extension and discoveries	-	-	-	-	-	-
Production	(22)	(1)	(36)	-	(59)	-
Purchase/sale of minerals in place	-	-	-	-	-	-
December 31, 1999	**164**	**6**	**275**	**2**	**446**	**3.5**
Revision of previous estimates						
Extension and discoveries						
Production	(3)	-	(4)	-	(7)	-
Purchase/sale of minerals in place	(162)	(6)	(271)	(2)	(439)	(4)
December 31, 2000	**-**	**-**	**-**	**-**	**-**	**-**
Revision of previous estimates	-	-	-	-	-	-
Extension and discoveries	-	-	-	-	-	-
Production	-	-	-	-	-	-
Purchase/sale of minerals in place	-	-	-	-	-	-

	Natural gas		Crude oil		Combined	
	MCM	*Bcf*	*kt*	*million bbl*	*ktoe*	*million boe*
December 31, 2001	**-**	**-**	**-**	**-**	**-**	**-**
Revision of previous estimates	-	-	-	-	-	-
Extension and discoveries	-	-	-	-	-	-
Production	-	-	-	-	-	-
Purchase/sale of minerals in place	-	-	-	-	-	-
December 31, 2002	**-**	**-**	**-**	**-**	**-**	**-**
Total (domestic+int') hydrocarbon reserves as of Dec 31, 1998	**36,482**	**1,288**	**8,419**	**61**	**37,812**	**276**
Total (domestic+int') hydrocarbon reserves as of Dec 31, 1999	**30,247**	**1,069**	**8,958**	**65**	**36,343**	**266**
Total (domestic+int') hydrocarbon reserves as of Dec 31, 2000	**32,215**	**1,138**	**9,479**	**72**	**38,333**	**289**
Total (domestic+int') hydrocarbon reserves as of Dec 31, 2001	**34,270**	**1,210**	**10,670**	**81**	**40,766**	**308**
Total (domestic+int') hydrocarbon reserves as of Dec 31, 2002	**30,165**	**1,065**	**9,814**	**74**	**36,408**	**275**

Average production costs

	1998	*1999*	*2000*	*2001*	*2002*
Crude oil					
USD/Bbl	6.00	5.84	5.09	5.54	6.44
Natural gas					
USD/MMcf	444.9	462.7	421.7	400.2	508.5

Exploration data

	1998	*1999*	*2000*	*2001*	*2002*
Wells tested	**43 (3)**	**38 (4)**	**16 (2)**	**26 (2)**	**17 (2)**
of which exploration wells (of which foreign)	16 (3)	17 (3)	7 (2)	16 (2)	9 (2)
crude oil (of which foreign)	5 (1)	3 (-)	1 (-)	2	- (-)
natural gas (of which foreign)	2 (-)	2 (1)	- (-)	5 (1)	2 (1)
dry well (of which foreign)	9 (2)	12 (2)	6 (2)	9 (1)	7 (1)
of which development wells (of which foreign)	27 (-)	21 (1)	9 (-)	10	8 (-)
crude oil (of which foreign)	14 (-)	11 (-)	1 (-)	10	6 (-)
natural gas (of which foreign)	12 (-)	8 (-)	8 (-)	-	2 (-)
dry well (of which foreign)	1 (-)	2 (1)	- (-)	-	- (-)

Hydrocarbon production (gross figures) (kt)

	1998	*1999*	*2000*	*2001*	*2002*
Crude oil	1,258	1,243	1,136	1,064	1,050
Condensates	357	282	279	270	245
LPG	158	192	201	195	192
Other gas products	90	39	45	42	42

Natural gas sales, million cubic metre

	1998	1999	2000	2001	2002
Domestic production (net dry)	3,872	3,396	3,249	3,226	3,101
Imported gas	8,728	9,014	9,047	9,587	10,700
Change in storage	(367)	(44)	(115)	544	(411)
o/w domestic	(45)	10	(101)	101	(442)
o/w import	(322)	(54)	(14)	443	31
Total sources	**12,233**	**12,366**	**12,181**	**13,358**	**13,390**
Sales to gas distribution companies	8,954	9,112	8,739	9,800	9,531
Sales to power sector	1,900	1,973	1,687	1,880	2,277
Sales to industrial and other users	1,055	948	1,202	1,173	1,074
Losses and own consumption	324	333	553	505	508
Total sales and losses	**12,233**	**12,366**	**12,181**	**13,358**	**13,390**

Natural gas closing inventory in storage (mobile) million cubic metre

	1998	1999	2000	2001	2002
Domestic	478.4	462.3	554.2	392.5	348.1
Imported	1,858.8	1,844.5	1,833.4	1,359.4	1,724.0
Total	**2,337.2**	**2,306.8**	**2,387.6**	**1,751.9**	**2,072.1**

Crude oil processing, kt

	1998	1999	2000	2001	2002
Domestic crude oil	1,208	1,200	1,091	1,002	1,001
Imported crude oil	5,627	5,774	5,710	5,840	4,989
Total crude oil processing	**6,835**	**6,974**	**6,801**	**6,842**	**5,990**
Condensates processing	340	287	274	259	223
Other feedstock	795	631	593	773	1,202
Total throughput	**7,970**	**7,892**	**7,668**	**7,874**	**7,415**
Contract and joint processing	280	-	-	-	-
Average distillation capacity used	**69**	**63**	**62**	**74**	**85**

Crude oil product sales, kt (without LPG and gas products)

	1998	1999*	2000*	2001**	2002**
Domestic sales	**5,528**	**5,404**	**5,339**	**4,472**	**4,061**
Gas and heating oils	1,661	1,617	1,777	1,692	1,735
Motor gasolines	1,211	1,202	1,147	1,130	1,133
Fuel oils	1,318	1,254	1,063	1,146	567
Special gasolines,other gaslines and naphtha	787	790	820	11	11
Bitumen	238	226	219	202	234
Lubricants	47	38	37	49	38
Other products	266	278	276	242	343

	1998	*1999**	*2000**	*2001***	*2002***
Export sales	**1,805**	**1,944**	**1,921**	**2,258**	**2,544**
Gas and heating oils	861	971	837	995	1,351
Gasolines	391	460	421	576	545
Lubricants	94	81	89	72	67
Bitumen	113	95	126	104	111
Other products	346	337	449	511	470
Total crude oil product sales	**7,333**	**7,348**	**7,260**	**6,730**	**6,605**

*note: MOL Group; **note: MOL Group without chemical feedstock

Petrochmical production

	2000	*2001*	*2002*
ethylene	368	359	365
LDPE	108	107	113
HDPE	191	184	194
PP	231	260	278

Petrochemical sales

	2000	*2001*	*2002*
Domestic sales	**351**	**381**	**397**
Export sales	**401**	**396**	**421**
Total product sales	**752**	**777**	**818**

Average Headcount

	1998	*1999*	*2000*	*2001**	*2002**
Exploration and Production	4,001	3,970	2,415	2,203	2,154
Refining and Marketing	7,168	7,172	7,318	6,077	4,454
Natural Gas			143	672	676
Corporate Services	2,411	2,115	1,512	1,004	688
Headquarters and other	381	387	554	526	541
MOL Rt. total	**13,961**	**13,642**	**11,942**	**10,482**	**8,513**
Subsidiaries	**6,179**	**6,842**	**6,074**	**7,027**	**6,755**
MOL Group	**20,140**	**20,484**	**18,016**	**17,509**	**15,268**

* including TVK

Closing headcount

	1998	*1999*	*2000*	*2001**	*2002**
MOL Rt.	**14,048**	**12,585**	**10,796**	**9,390**	**7,296**
Subsidiaries	**6,418**	**6,336**	**5,761**	**7,048**	**5,568**
MOL Group	**20,466**	**18,921**	**16,557**	**16,438**	**12,864**

* including TVK

SUPPLEMENTARY OIL AND GAS INDUSTRY DISCLOSURES REQUIRED BY SFAS 69 (UNAUDITED)

A) Reserves

Proved reserves are the estimated quantities of oil and gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those reserves which can be expected to be recovered through existing wells with existing equipment and operating methods. The reserves reported exclude volumes attributable to oil and gas discoveries that are not at present considered proved. Such reserves will be included when technical, fiscal and other conditions allow them to be economically developed and produced.

Oil and gas reserves cannot be measured exactly since estimation involves subjective judgement and arbitrary determinations. Estimates remain subject to revision.

Estimated net proved reserves of crude oil and natural gas liquids at the end of the year and the changes in such reserves during the year are set out below.

	Crude Oil and condensate (kt)					*Natural gas liquids (millions m^3)*				
	Consolidated companies			*Associated*		*Consolidated companies*			*Associated*	
	Hungary	*Foreign*	*Total*	*companies*	*Total*	*Hungary*	*Foreign*	*Total*	*companies*	*Total*
RESERVES AT 31 DECEMBER 2000	**14,938**	**-**	**14,938**	**-**	**14,938**	**30,283**	**-**	**30,283**	**-**	**30,283**
Revision of previous estimates	(194)	-	(194)	-	(194)	3,091	-	3,091	-	3,091
Extensions and discoveries	1,484	-	1,484	-	1,484	2,556	-	2,556	-	2,556
Improved recovery	470	-	470	-	470	(215)	-	(215)	-	(215)
Purchase of minerals	-	-	-	-	-	-	-	-	-	-
Sales of minerals	-	-	-	-	-	-	-	-	-	-
Production	(1,379)	-	(1,379)	-	(1,379)	(2,964)	-	(2,964)	-	(2,964)
RESERVES AT 31 DECEMBER 2001	**15,319**	**-**	**15,319**	**-**	**15,319**	**32,751**	**-**	**32,751**	**-**	**32,751**
Revision of previous estimates	53	-	53	-	53	(2,658)	-	(2,658)	-	(2,658)
Extensions and discoveries	38	-	38	-	38	967	-	967	-	967
Improved recovery	11	-	11	-	11	37	-	37	-	37
Purchase of minerals	-	-	-	-	-	-	-	-	-	-
Sales of minerals	-	-	-	-	-	-	-	-	-	-
Production	(1,357)	-	(1,357)	-	(1,357)	(2,754)	-	(2,754)	-	(2,754)
RESERVES AT 31 DECEMBER 2002	**14,064**	**-**	**14,064**	**-**	**14,064**	**28,343**	**-**	**28,343**	**-**	**28,343**
PROVED DEVELOPED RESEVES AS OF										
31 DECEMBER 2000	**9,691**	**-**	**9,691**	**-**	**9,691**	**24,165**	**-**	**24,165**	**-**	**24,165**
31 DECEMBER 2001	**7,357**	**-**	**7,357**	**-**	**7,357**	**18,506**	**-**	**18,506**	**-**	**18,506**
31 DECEMBER 2002	**6,609**	**-**	**6,609**	**-**	**6,609**	**13,488**	**-**	**13,488**	**-**	**13,488**

	Crude oil, condensate and natural gas liquids (kt equals)				
		Consolidated companies		Associated companies	Total
	Hungary	Foreign	Total		
RESERVES AT 31 DECEMBER 2000	**38,333**	**-**	**38,333**	**-**	**38,333**
Revision of previous estimates	1,926	-	1,926	-	1,926
Extensions and discoveries	3,843	-	3,843	-	3,843
Improved recovery	294	-	294	-	294
Purchase of minerals	-	-	-	-	-
Sales of minerals	-	-	-	-	-
Production	(3,629)	-	(3,629)	-	(3,629)
RESERVES AT 31 DECEMBER 2001	**40,767**	**-**	**40,767**	**-**	**40,767**
Revision of previous estimates	(1,845)	-	(1,845)	-	(1,845)
Extensions and discoveries	893	-	893	-	893
Improved recovery	36	-	36	-	36
Purchase of minerals	-	-	-	-	-
Sales of minerals	-	-	-	-	-
Production	(3,443)	-	(3,443)	-	(3,443)
RESERVES AT 31 DECEMBER 2002	**36,408**	**-**	**36,408**	**-**	**36,408**
PROVED DEVELOPED RESEVES AS OF					
31 DECEMBER 2000	28,098	-	28,098	-	28,098
31 DECEMBER 2001	21,605	-	21,605	-	21,605
31 DECEMBER 2002	**17,165**	**-**	**17,165**	**-**	**17,165**

B) Capitalised costs

The aggregate amount of tangible and intangible fixed assets of Group companies relating to oil and gas exploration and production activities and the aggregate amount of the related depreciation, depletion, amortisation and impairment at December 31 are shown in the table below:

	Crude oil, condensate and natural gas liquids (kt equals)				
		Consolidated companies		Associated companies	Total
	Hungary	Foreign	Total		
At 31 December 2000 Gross value	171,699	2,800	174,498	-	174,498
Proved properties	171,699	2,800	174,498	-	174,498
Unproved properties	-	-	-	-	-
Accumulated DD&A and impairments	(83,556)	(1,092)	(84,648)	-	(84,648)
Net capitalised costs	**88,143**	**1,708**	**89,851**	**-**	**89,851**
At 31 December 2001 Gross value	184,107	2,947	187,054	-	187,055
Proved properties	184,107	2,947	187,054	-	187,055
Unproved properties	-	-	-	-	-
Accumulated DD&A and impairments	(106,121)	(1,892)	(108,013)	-	(108,013)
Net capitalised costs	**77,986**	**1,055**	**79,041**	**-**	**79,041**
At 31 December 2002 Gross value	200,898	2,916	203,814	-	203,814
Proved properties	200,898	2,916	203,814	-	203,814
Unproved properties	-	-	-	-	-
Accumulated DD&A and impairments	121,852	1,932	123,784	-	123,784
Net capitalised costs	**79,046**	**984**	**80,030**	**-**	**80,030**

C) Costs incurred

Costs incurred by Group companies during the year in oil and gas property acquisition, exploration and development activities, whether capitalised or expensed directly, are shown in the table below.

HUF million		*Consolidated companies*		*Associated companies*	*Total*
	Hungary	*Foreign*	*Total*		
For year ended 31 December 2002					
Acquisition of properties	26	195	221	-	221
Proved	26	195	221	-	221
Unproved	-	-	-	-	-
Exploration	10,889	2,098	12,987	-	12,987
G&G	4,940	40	4,980	-	4,980
Drilling	5,893	946	6,839	-	6,839
Rental fee, other	56	1,112	1,168	-	1,168
Development	7,977	-	7,977	-	7,977
Total costs incurred	**18,892**	**2,293**	**21,185**	**-**	**21,185**
For year ended 31 December 2001					
Acquisition of properties	179	135	314	-	314
Proved	179	135	314	-	314
Unproved	-	-	-	-	-
Exploration	9,388	4,618	14,006	-	14,006
G&G	3,158	409	3,567	-	3,567
Drilling	5,967	3,428	9,395	-	9,395
Rental fee, other	263	781	1,044	-	1,044
Development	5,792	-	5,792	-	5,792
Total costs incurred	**15,359**	**4,753**	**20,112**	**-**	**20,112**
For year ended 31 December 2000					
Acquisition of properties	360	382	742	-	742
Proved	360	382	742	-	742
Unproved	-	-	-	-	-
Exploration	8,981	2,601	11,582	-	11,582
G&G	3,938	1,007	4,945	-	4,945
Drilling	4,561	1,213	5,774	-	5,774
Rental fee, other	481	381	862	-	862
Development	7,321	-	7,321	-	7,321
Total costs incurred	**16,662**	**2,983**	**19,645**	**-**	**19,645**

D) Earnings

Earnings of Group companies from exploration and production activities excluding financing costs and related tax effects.

HUF million	Consolidated companies			Associated companies	Total
	Hungary	Foreign	Total		
For year ended 31 December 2002					
Sales	116,611	-	116,611	-	116,611
third parties	722	-	722	-	722
intra-group	115,889	-	115,889	-	115,889
Production costs	(28,499)	-	(28,499)	-	(28,499)
Exploration expense	(7,421)	(1,932)	(9,353)	-	(9,353)
DD&A	(15,568)	(18)	(15,586)	-	(15,586)
Other income/(costs)	(3,755)	(702)	(4,457)	-	(4,457)
Earnings before taxation	61,368	(2,652)	58,716	-	58,716
Taxation	-	(2)	(2)	-	(2)
EARNINGS FROM OPERATION	**61,368**	**(2,654)**	**58,714**	**-**	**58,714**
For year ended 31 December 2001					
Sales	127,722	-	127,722	-	127,722
third parties	116	-	116	-	116
intra-group	127,606	-	127,606	-	127,606
Production costs	(27,587)	-	(27,587)	-	(27,587)
Exploration expense	(6,257)	(4,618)	-	-	-
DD&A	(18,082)	(51)	(18,133)	-	(18,133)
Other income/(costs)	(994)	138	(856)	-	(856)
Earnings before taxation	74,802	(4,531)	70,271	-	70,271
Taxation	(10,936)	-	(10,936)	-	(10,936)
EARNINGS FROM OPERATION	**63,866**	**(4,531)**	**59,335**	**-**	**59,335**
For year ended 31 December 2000					
Sales	138,004	1,113	139,117	-	139,117
third parties	209	1,113	1,322	-	1,322
intra-group	137,795	-	137,795	-	137,795
Production costs	(24,880)	(65)	(24,945)	-	(24,945)
Exploration expense	(7,039)	(2,601)	(9,640)	-	(9,640)
DD&A	(15,326)	(1,101)	(16,426)	-	(16,426)
Other income/(costs)	(399)	5,440	5,041	-	5,041
Earnings before taxation	90,360	2,786	93,146	-	93,146
Taxation	(12,332)	-	(12,332)	-	(12,332)
EARNINGS FROM OPERATION	**78,028**	**2,786**	**80,814**	**-**	**80,814**

Notes

(1) Other income in 2000 in foreign segment includes the gain on disposal of Tunisian and Egyptian interests

(2) In case of Hungarian companies an effective tax rate of 5.4% was used in 2000 and 2001 in spite of the overall negative tax base in 2001

E/1) Standardised measure of discounted future net cash flows

The standardised measure of discounted future net cash flows from production of proved reserves was developed as follows:

1. Estimates are made of quantities of proved reserves and the future periods which they are expected to be produced based on year-end economic conditions.

2. The estimated future cash in-flows from proved reserves are determined based on year-end prices.

3. The future cash flows are reduced by estimated production costs (including transportation costs and production taxes), future development and other, mainly abandonment and maintenance costs. All estimates are based on year-end economic conditions.

4. Future income taxes are computed by applying the year-end statutory tax rate to future net cash flows after allowing for tax deductible items (such as tax written down value of oil and gas producing assets) and future income tax credits.

5. Future net cash flows have been discounted at 10 percent in accordance with SFAS 69.

The standardised measure of discounted future net cash flows does not purport nor should it be interpreted to present the fair value of the Company's oil and gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and risks inherent in reserves estimate.

HUF million	*2000*			*2001*			*2002*		
	Consolidated companies			*Consolidated companies*			*Consolidated companies*		
	Hungary	*Foreign*	*Total*	*Hungary*	*Foreign*	*Total*	*Hungary*	*Foreign*	*Total*
Future cash inflows	1,807,007	-	1,807,007	1,635,231	-	1,635,231	1,426,639	-	1,426,639
Future production costs	(416,048)	-	(416,048)	(411,163)	-	(411,163)	(379,752)	-	(379,752)
Future development and other costs	(130,863)	-	(130,863)	(164,233)	-	(164,233)	(169,089)	-	(169,089)
Future tax expense	(175,667)	-	(175,667)	(161,735)	-	(161,735)	(141,651)	-	(141,651)
Future net cash flows	1,084,429	-	1,084,429	898,100	-	898,100	736,147	-	736,147
Effect of discounting	(472,404)	-	(472,404)	(393,267)	-	(393,267)	(318,551)	-	(318,551)
Standardised measure of discounted future cash flows	**612,025**	**-**	**612,025**	**504,833**	**-**	**504,833**	**417,596**	**-**	**417,596**

At the beginning of 2003 the Ministry of Economy and Transport, with the approval of the Cabinet, introduced a bill on gas supply to the Parliament. The gas supply bill and the enforcement decrees are expected to have a negative impact on the profitability of future production of certain domestic gas fields. The exact effect can only be reasonably estimated after the approval of the enforcement decrees.

E/2) Change in standardised measure of discounted future cash flows

HUF million	Consolidated companies			Associated companies	Total
	Hungary	Foreign	Total		
At 31 December 2000	**612,025**	**-**	**612,025**	**-**	**612,025**
Sales and transfers of oil and gas, net of production costs	(100,477)	-	(100,477)	-	(100,477)
Net changes in prices and production costs	(147,087)	-	(147,087)	-	(147,087)
Net cash from extensions, discoveries and improved recovery	54,437	-	54,437	-	54,437
Development cost related to future production	4,662	-	4,662	-	4,662
Development costs incurred during the year	5,792	-	5,792	-	5,792
Other cost incurred during the year	5,102	-	5,102	-	5,102
Purchase/(Sale) of minerals in place	-	-	-	-	-
Revisions of previous reserve estimate	(729)	-	(729)	-	(729)
Accretion of discount	70,100	-	70,100	-	70,100
Net change in income tax	1,010	-	1,010	-	1,010
At 31 December 2001	**504,833**	**-**	**504,833**	**-**	**504,833**
Sales and transfers of oil and gas, net of production costs	(87,391)	-	(87,391)	-	(87,391)
Net changes in prices and production costs	(40,795)	-	(40,795)	-	(40,795)
Net cash from extensions, discoveries and improved recovery	8,774	-	8,774	-	8,774
Development cost related to future production	1,657	-	1,657	-	1,657
Development costs incurred during the year	7,977	-	7,977	-	7,977
Other cost incurred during the year	5,070	-	5,070	-	5,070
Purchase/(Sale) of minerals in place	-	-	-	-	-
Revisions of previous reserve estimate	(47,899)	-	(47,899)	-	(47,899)
Accretion of discount	59,279	-	59,279	-	59,279
Net change in income tax	6,091	-	6,091	-	6,091
At 31 December 2002	**417,596**	**-**	**417,596**	**-**	**417,596**

CORPORATE GOVERNANCE
Board of Directors



Zsolt Hernádi (43)

Chairman of the Board of Directors since 7 July 2000, Executive Chairman – CEO since 11 June 2001, member of the Board since 24 February 1999. (2)

Mr. Hernádi graduated from the Faculty of Industrial Planning-Analysis at the Budapest University of Economic Sciences in 1986. Between 1989-1994 he occupied various posts at the Kereskedelmi és Hitelbank Rt., between 1992-1994 he was the deputy general manager of the financial institution. He was the chief executive officer of the Central Bank of Hungarian Savings Cooperatives between 1994 and 2001, and a member of its Board of Directors between 1994 and 2002. Between 1995 and 2001 Mr Hernádi was a member of the Board of Directors of the Hungarian Banking Association. Since 2001 he has been a member of the European Round Table of Industrials.



László Akar (50)

Member of the Board of Directors since 11 October 2002. (1)

Graduated in 1977 from the Budapest University of Economic Sciences. Between 1977-1990 he held various positions in the National Planning Office and Ministry of Finance. Between 1994-1998 he was political state secretary in the Ministry of Finance, secretary of the cabinet to the Government's Economic Comittee, and deputy governor of IMF representing Hungary. Since 1998 he is general manager of GKI Economic Research Co.



Dr. Sándor Csányi (50)

Member of the Board of Directors since 20 October 2000. (2)

Dr. Csányi graduated from the College of Finance and Accounting in 1974, and from the Budapest University of Economic Sciences in 1980 where he obtained his doctoral degree in 1986. From 1986 he worked as Senior Head of Department at the Magyar Hitel Bank, and between 1989-92 as Deputy General Manager of Kereskedelmi és Hitelbank Rt. Since 1992 he has been the Chairman and CEO of OTP Bank Ltd. He is a member of the Board of Matáv Rt., of Mastercard Europe and the European Savings Bank Group, Chairman of the Supervisory Board of Csányi Winery Rt., of "Gyulaj" Forestry and Hunting Co. Ltd., of OTP Garancia Insurance Co, Ltd. Dr. Csányi is also a member of the Board of Directors of the Hungarian Banking Association, of the Advisory Council of the Hungarian Financial Supervisory Authority, of the Board of Administration of the World Savings Banks Institute, of the International Association of Business Leaders and of the Institut International d'Etudes Bancaires.



Michel-Marc Delcommune (55)

Group Chief Financial Officer since 11 October 1999 and member of the Board of Directors since 28 April 2000.

Mr Delcommune earned a degree in Chemical Engineering at the University of Liege, Belgium and holds an MBA from Cornell University, New York. Mr Delcommune joined the PetroFina Group in 1972 and was elected to the Board of Directors of PetroFina S.A. in 1992. From 1990 he was primarly responsible for Corporate Finance and Insurance as senior vice-president and chief financial officer. From 1999 he served in addition as human resources director and handled the successful merger PetroFina and Total. Mr Delcommune is a member of the International Advisory Board of Cornell University Business School and also a member of the Board of Directors of TVK. In March 2002, he was awarded the CFO-Europe "2001 Best Practices Award" in the category of "Internal Efficiency Gains". He is a Belgian citizen.



Dr. Miklós Dobák (48)

Member of the Board of Directors since 29 May 1996 at the recommendation of international institutional investors. (1)

Dr. Dobák graduated from the Budapest University of Economic Sciences in 1979. His scholarships abroad included Cologne University (1983-84), Stanford University (1990), Harvard Business school PMD (1992) and Wharton Business School (1993). He has a PhD in economic sciences. He is a professor and head of the Department of Management and Organisation at the University of Economic Sciences and Public Administration. He is the managing director of IFUA Horváth & Partner Management Consulting Kft. and a member of the Supervisory Board of Középület Rt.

Dr. Gábor Horváth (47)

Member of the Board of Directors since 24 February 1999. (2)

Dr. Horváth graduated from the Faculty of Law of the Eötvös Loránd University of Sciences in 1979. He has been heading an independent attorney office since 1990. His main activities concern corporate law, corporate financial law and company organisation law. He is the liqudator of MOL Hotels Rt. and a member of the Supervisory Board of OTP Bank Rt.



Miklós Kamarás (58)

Member of the Board of Directors since 11 October 2002. (2)

Graduated from the Technical College of Machinery, then from the Budapest University of Economic Sciences. Registered auditor and tax advisor. Between 1972-1990 held various senior postions at ÉPGÉP Co., finishing as CEO. Between 1995-1998 deputy general manager of ÁPV Rt. (State Privatisation and Property Company). From 1998 worked as partner in Deloitte & Touche Hungary and head of other auditor firms. Since 2002 CEO of ÁPV Rt. Presently Chairman of the Board of Directors of ÁPV Rt. and Chairman of the Supervisory Board of BAUGÉP Ltd.



Dr. Ernő Kemenes (63)

Member of the Board of Directors since 11 October 2002. (1)

Graduated from the Budapest University of Economic Sciences in 1962, then earned his Ph.D. in Economics in 1965. Lecturer, then head of department in the Budapest University of Economic Sciences from 1963. Held various senior positions in the National Planning Office, Ministry of Education and Culture, and the Office of the Prime Minister between 1968-1997. Head of the National Planning Office between 1987-1990. Head of Deloitte & Touche Hungary and one of the leading managers in the Central/Eastern European Region between 1992-2001. Member of the Council of the Hungarian National Bank between 1992-1998. Retired university professor at the Budapest University of Economic Sciences and Public Administration. Participates in preparing the country reports for the OECD, EU and IMF.



György Mosonyi (54)

Group Chief Executive Officer and member of the Board of Directors since 19 July 1999.

Mr Mosonyi graduated from the Faculty of Chemical Engineering of Veszprém University in 1972. From 1974 he worked for the Hungarian Agency of Shell International Petroleum Co. (SIPC) and from 1986 he held the position of commercial director. In 1991 he worked at the Shell headquarters in London. Between 1992-93 he was the managing director of Shell Interag Kft. Between 1994-1999 he was President-Chief Executive Officer of Shell Hungary Rt. During this period he became the Chairman of Shell's Central and Eastern European Region, and also, in 1998, the Chief Executive Officer of Shell Czech Republic. He is the Chairman of TVK Rt., and the President of the Association of Joint Ventures. He is a member of the Board of the American Chamber of Commerce and a member of the Board of Directors of Panrusgáz Rt.



Ian Paterson (56)

Member of the Board of Directors since 24 February 1999. (1)

Mr Paterson earned his MA in Natural Sciences at Cambridge University, his MSc in Geophysics from Durham and a PMD from the Harvard Business School. From 1970, he held various positions with British Petroleum plc. in Great Britain, USA and the Middle East. Between 1984 and 1998, he was with Enterprise Oil plc., serving from 1991 as a member of the Main Board of Directors with responsibility for international activities. He is currently also Chairman of ITE Group plc., Chairman of Sondex Group Limited and a non-executive director of Paladin Resources plc., and of Hunting PLC. He is a British citizen.



Mrs. Kálmán Simóka PhD. (58)

Member of the Board of Directors since 11 October 2002. (1)

Graduated from the Budapest University of Economic Sciences in 1973, then earned her Ph.D. in Economics in 1978. Held various senior positions in the Ministry of Finance between 1975-1995. Then Director General of the State Treasury between 1995-1998, and, since 2000 Chief Executive Officer and member of the Board of Directors of the Budapest Funeral Company. She is also Chairman of the Supervisory Board of Civis Hotel Co. and a member of the Supervisory Board of the Hungarian Development Bank (MFB).



(1) Member of Audit Committee

(2) Member of the Corporate Governance and Remuneration Committee

EXECUTIVE BOARD



Zsolt Hernádi (43)

Mr Hernádi's CV is given with those of the other members of the Board of Directors.



György Mosonyi (54)

Mr Mosonyi's CV is given with those of the other members of the Board of Directors.



Michel-Marc Delcommune (55)

Mr Delcommune's CV is given with those of the other members of the Board of Directors.



Zoltán Áldott (35)

Group Chief Strategic Officer

Mr. Áldott received a bachelor's degree in economics from the Budapest University of Economic Sciences in 1991. Between 1990 and 1991, he was an associate at Creditum Pénzügyi Tanácsadó Kft., between 1992 and 1995, he held various positions at Eurocorp Pénzügyi Tanácsadó Rt. Between 1995 and 1997, he was the manager of the privatisation department at MOL and from 1997 until 1999, was director of Capital Markets. From 1999 he served as director of Strategy and Business Development. Since November 2000 he acted as Chief Strategy Officer and then, since June 2001 as Group Chief Strategic Officer. He is the vice-Chairman of the board of directors of Slovnaft a.s., and a member of the Board of Directors of Panrusgáz Rt.

MEMBERS OF SENIOR MANAGEMENT



1 Zsolt Hernádi (43)
Executive Chairman - CEO

2 György Mosonyi (54)
Group Chief Executive Officer

3 Michel-Marc Delcommune (54)
Group Chief Financial Officer

4 Zoltán Áldott (35)
Group Chief Strategic Officer

5 Zoltán Szemmelveisz (45)
Natural Gas Division, Managing Director

6 Ilona Bánhegyi, LL.M. (34)
Chief Legal Counsel

7 László Geszti (52)
Refining and Marketing Division, Managing Director

8 Dr. József Szórád (51)
Retail Services Division, Managing Director

9 Csaba Bokor (41)
Exploration and Production Division, Managing Director

10 Béla Váradi (42)
Human Resources Director


(7)
(8)
(9)
(10)
(5)
(6)
(2)
(4)
(1)
(3)

Supervisory Board



Piroska Bognár (45)

Graduated from the Pécs University of Sciences, Faculty of Human Organisation. President of MOL Trade Union of Chemical Workers since 2001.



John I. Charody M.B.E., J.P. (76)

Member of the Supervisory Board since October 11, 2002.

Worked in the Geophysical Institute of the Oil Exploration and Development Company between 1953-1956. Then he was a director in Australia of various companies including: Bridge Oil Ltd., Aurora Minerals, Project Mining. CEO of Winton Enterprises Pvt. Ltd. and Galina Investment international consulting company. Fellow of the Institute of Australian Directors since 1971, fellow of the Australian Institute of Management since 1967. After 1990 became Minister of Commerce in Budapest appointed by the Federal Government of Australia with regional responsibilities. Board Member at GBE Atlasz Insurance Co. since 1997.



Slavomir Hatina (56)

Member of the Supervisory Board from October 11, 2002

Obtained master's degree in chemical engineering. Joined Slovnaft in 1970 and worked in various positions. From 1994 to December 2001 he held the position of Chief Executive Officer of Slovnaft, a. s., Bratislava. Since 1994 Mr Hatina has held the position of Chairman of the Board of Directors of Slovnaft, a. s. The title Doctor Honoris Causa (Honorary Doctor) was bestowed on Mr Hatina by the Slovak University of Technology in 2001. Mr Hatina is a citizen of Slovakia.



József Kudela (56)

Employee Representative, member of the Supervisory Board since 30 November 1994.

Mr Kudela has an advanced degree in Trade Union Affairs and in Personnel Management. He has been chairman of the MOL Miners Trade Union since 1989.



Dr. Mihály Kupa (62)

Chairman of the Supervisory Board as of 11 October 2002.

Graduated in 1969 from Budapest University of Economic Sciences, and earned his PhD in 1975. Between 1969-1975 he held various senior positions in the Statistical Office, between 1975-1984 in the Financial Research Institute, and between 1984-1990 in the Ministry of Finance. Between 1990 and 1993 Minister of Finance. Between 1992 and 1993 vice president of the Council of Governors in the World Bank and IMF in Hungary. In 1991, then again in 1998 was elected as a member of Parliament (independent), since 2001 president of the Centrum Party. At present member of the Supervisory Board of Excellence Financial Consulting and Organisation Development Co. and member of the Board of Directors of Edusys Trading and Advising Co.

Dr. Alexandre Lámfalussy (74)

Member of the Supervisory Board since 24 February 1999.

Dr. Lámfalussy graduated from the University of Louvain and earned a D. Phil at Nuffield College, Oxford. He was a guest professor at Yale University between 1981 and 1982. For a time he was director general of the Bank of Brussels, then between 1976 and 1993 he was a member of the management of the Bank for International Settlements, and for the last nine years the chief executive officer of the bank. From 1994 to July 1997, he was president of the European Monetary Institute (EMI), the forerunner of the European Central Bank. Currently he is a university professor at the Catholic University of Louvain (Belgium). He is a Belgian citizen.



Dr. János Lukács (44)

Chairman of the Supervisory Board from 24 February 1999 till 11 October 2002, member of the Supervisory Board from 11 October 2002.

Dr. Lukács graduated from the Budapest University of Economic Sciences, Faculty of Teaching (Accounting-Statistic-IT) in 1983. He is a chartered auditor and tax adviser. He is the head of the Accounting Department at the Budapest University of Economic Sciences and Public Administration and holds a PhD in Economics.



János Major (51)

Employee Representative, member of the Supervisory Board since 30 November 1994.

Mr Major is a qualified chemical technician and is currently studying at the Personnel Organiser's Faculty at Janus Pannonius University. He has been the secretary of the Chemical Workers Union at MOL since 1994.



Dr. Lajos Oláh (35)

Member of the Supervisory Board as of October 11, 2002.

Graduated from the Eötvös Lóránd University of Sciences, Faculty of Law. Postgraduate studies at Riga, Leiden, Stellenbosch, Johannesburg and Brussels. Worked for Primagáz Hungary in 1993-1996. Project manager in the Central Clearing House and Value Depository Co. between 1996-1999, then a member of the stock exchange commission, delegated by the issuers between 1999-2002. Managing director of LOGOS Ltd. since 1999. Member of the Board of Directors of ÁPV Rt.



MOL has always recognised the importance of upholding the highest standards in corporate governance.

MOL's corporate governance meets the requirements of the rules of the Budapest Stock Exchange, the directives of the Hungarian Financial Supervisory Authority and the relevant regulations of the Capital Market Act. Furthermore, MOL subjects its policies to regular review to ensure that they take account of continually evolving international best practice in this area.

Board of Directors

MOL's Board of Directors acts as the supreme managing body of the Company and as such has collective and personal responsibility for all corporate operations.

Its key activities are focused on achieving its aims of increasing shareholder value, improving efficiency and profitability and ensuring transparency in corporate activities. It also aims to ensure appropriate risk management, protection of the environment, and conditions for safety at work.

Given that MOL and its subsidiaries effectively operate as a single unit, the Board is also responsible for enforcing its aims and policies, and for disseminating the MOL culture, throughout the entire Group.

The principles, policies and goals take account of the specific and unique relationship that the Board represents among shareholders, the executive management and the Company. The composition of the Board appropriately reflects this, by requiring that the majority (eight of a total eleven members) must consist of non-executive directors.

Relationship with Shareholders

The Board is very aware of its commitment to represent and promote shareholders' interests, and recognises that it is fully accountable for the performance and activities of the MOL Group. To help ensure that the Company can meet shareholders' expectations in all areas, the Board continually analyses and evaluates developments, both in the broader external environment as well as the operations of the MOL Group.

The official, formal channels of communication to the shareholders are the Annual Report and Accounts, and the quarterly results reports as well as other public announcements made through the Budapest Stock Exchange (the main exchange on which the shares are listed). In addition, presentations about the business, its performance and strategy are given to shareholders at the Annual General Meeting and at any extraordinary General Meetings. Road show visits are also made to various cities in the UK, the US and Europe where meetings are held with representatives of the investment community, including MOL shareholders and holders of MOL's Global Depository Receipts. Furthermore, investors can raise questions at any time during the year, and at any General Meeting they are entitled to ask questions or to make proposals.

MOL has an Investor Relations department which is responsible for the organisation of the activities above as well as for the day to day management of MOL's relationship with its shareholders (contact details are given in the "Shareholder Information" section at the end of this report). Information is also made available on MOL's website (www.mol.hu), where there is a special section for shareholders and the financial community.

Board Process

The Board acts and makes resolutions as a collective body.

The Board adopted a set of rules (Charter) to govern its own activities when the company was founded in 1991; these rules are regularly updated to ensure continuing adherence to best practice standards.

The Board Charter covers the scope of the authority and responsibilities of the Board, the provision of information to the Board and the main responsibilities of the Chairman and the Deputy Chairman. It further includes regulations concerning the order and preparation of Board

meetings and the permanent items of the agenda, the decision-making mechanism, and how the implementation of resolutions should be monitored. In 2002 the Board of Directors held 13 meetings with an average attendance rate of 88%.

Certain specific tasks are carried out by the Board's committees. These committees have the right to approve preliminary resolutions concerning issues specified in the Decision-making and Authorities List (DHL), which sets out the division of authority and responsibility between the Board and the executive management.

The Board allocates responsibilities to the various committees as follows:

Audit Committee: (Five non-executive members); responsible for the review of financial and related reports. It is responsible for monitoring the effectiveness of internal controls. Further, it is responsible for reviewing the planning, scope and results of the audit and ensuring that the external auditors remain independent and objective. The Audit Committee held 5 meetings in 2002, where the average attendance rate was 88%.

Corporate Governance and Remuneration Committee: (One executive and three non-executive members); responsible for the analysis and evaluation of the activities of the Board of Directors and issues relating to Board membership. It is also responsible for promoting the relationship between shareholders and the Board, and issues relating to the Board Charter. This includes the procedures, regulations and code of ethics, the revision of corporate processes, procedures, organisational solutions and compensation systems, and making recommendations on the introduction of best practice standards. The Committee held 7 meetings in 2002 with 100% attendance rate.

Strategic Committee: (Two non-executive and three executive members); it was responsible for preparing the Board for decision-making on critical strategic issues, corporate actions, divestments, and other key related issues. Following the completion of its role, the committee was disbanded at the end of the summer of 2002.

Relationship between the Board and the Executive Management:

The DHL sets out how the Board delegates authority and decision-making rights to the Executive Management in order to ensure that business, HSE, ethical, risk management and internal control policies as set forth by the Board can be implemented with the highest efficiency.

The guiding principles laid down in the DHL aim to ensure the representation and enforcement of shareholders' interests through and by the Board. They also aim to support a consistent, quicker and more efficient decision-making process at corporate level, and to achieve an appropriate balance between management freedom of decision-making and the strict internal control and performance measurement system requirements. These principles further specify that decisions should be taken only when information of sufficient detail and quality is available, and that there should be appropriate post-implementation review and control. Finally, they aim to implement a functional business matrix management system both at MOL plc. and at subsidiary level.

The system laid down by the DHL is controlled by the internal audit process. Its role is to ensure compliance with, and to prevent any deviance from, policies and strategies approved by the Board.

There are four levels of management covered by the DHL. Level 1 comprises the Executive Chairman-Chief Executive Officer (CEO) and Group Chief Executive Officer (GCEO). Levels 2, 3 and 4 comprise the heads of the various Business and Functional Units and the top management of the subsidiary companies.

The **Executive Board** (EB) is a unique body that operates between the Board of Directors and the executive management, and consists of the Executive Chairman-Chief Executive Officer; Group Chief Executive Officer (GCEO); Group Chief Financial Officer (GCFO), and the Group Chief Strategic Officer (GCSO).

The Executive Board provides a forum for preparing for decision-making. Members are obliged to offer their comments and opinion, with the Executive Chairman-CEO taking the final decision. If the GCEO or the GCFO have a dissenting opinion, the Board of Directors will take the final decision.

Non-Executive Directors' Long Term Performance Plan

The purpose of this plan is to provide a share-based remuneration programme for non-executive members of the Board of Directors of the Company that helps to attract and retain the best-qualified candidates. In addition, it aims to ensure that their interests are aligned with those of the Company's shareholders by encouraging the improvement of long-term performance and the value of shareholdings.

The amended version of the original plan (approved on July 19, 1999) was approved by the Annual General Meeting held on April 27, 2001. The plan is administered by the Supervisory Board (see below), which has full power, discretion and authority in the administration of the plan.

The shares awarded are shares of common stock which were previously issued and then re-acquired by the Company, newly issued shares, or a combination of both. There are two elements to the awards.

Relative Based Stock Award

This is based on the relative share price performance of MOL stock compared to that of other companies in the BUX - Budapest Stock Exchange index. The maximum amount awarded is USD 25,000 (or its HUF equivalent) or USD 41,500 in the case of a non-executive Director who is also Chairman. The Board of Directors and the Supervisory Board reports to the shareholders on the granting of the shares at the Annual General Meeting and in the Annual Report.

Fixed Stock Award

Each Director also receives stock to the value of USD 25,000 for a full year or USD 41,500 in the case of a non-executive director who is also Chairman.

Additional Fees

Directors who are non-Hungarian citizens and ordinarily resident outside Hungary receive USD 1,500 each time (up to a maximum of 15 times a year) they need to travel to Hungary to attend a meeting of the Board or a Committee of the Board. Directors who Chair a Committee also receive a monthly fee of USD 1,000. The Golden Share Director, being an employee of the State Holding Company (ÁPV Rt.) and appointed to MOL's Board of Directors as its representative, receives a monthly cash payment of HUF 300,000 per month, but no other remuneration for his services as a Director of the Board.

For the year to March 31, 2002, the eligible Directors received a full allocation under the Relative Based Stock Award and the Fixed Stock Award, both calculated pro-rata for Directors elected after April 1, 2001.

Remuneration of Senior Executive Management

Senior Executive Management are remunerated in the form of a basic salary and a short-term and long-term incentive plan, as detailed below.

Short-term incentive plan

This plan is based on a combination of corporate-level financial indicators with further key individual performance indicators developed on the basis of a given manager's responsibilities.

The maximum amount paid varies from 50-80% of the basic salary, and is paid according to an evaluation held after the Annual General Meeting.

Long-term incentive plan

Rewards here are based on the relative price performance of MOL stock compared to other companies in the BUX - Budapest Stock Exchange index, in accordance with a resolution of the Board of Directors and internal regulations.

The maximum amount paid is between 50-60% of the manager's basic salary and is payable in shares, which are allotted at the end of a two-year waiting period.

Additional Benefits

Additional benefits include a company car for personal use, life, accident, travel and liability insurance, and an annual medical check-up.

Supervisory Board

The Supervisory Board is responsible for controlling and supervising the Board of Directors, as the senior business management body of the Company, on behalf of the shareholders. In accordance with MOL's Articles of Association, the maximum number of members is nine (present membership is nine). In accordance with Company Law, three members of the MOL Supervisory Board are elected employee representatives; the other six are elected by the shareholders.

The Extraordinary General Meeting of February 24, 1999 approved a proposal regarding the remuneration of the Supervisory Board members in the amount of: Chairman 250,000 HUF / month, members 200,000 HUF / month.

External auditors

The MOL Group, including TVK, was audited by Arthur Andersen between 1999 and October 2002. As Arthur Andersen ceased its activities in 2002, MOL signed a contract with Ernst & Young, following its merger with Arthur Andersen in the region, while the key members of the audit team remained unchanged. The auditor is appointed by MOL's General Meeting. MOL appoints its auditors for one year only and therefore concluded an audit contract for the audit of the financial statements for the year 2002. The contract, reaffirmed by the Extraordinary General Meeting of 11 October 2002, is in force until the end of Annual General Meeting of 2003, which is due to approve the 2002 financial statements.

Within the framework of the audit contract, Ernst & Young performs an audit on both the unconsolidated and consolidated financial statements prepared in accordance with Hungarian Accounting Law and the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS, previously IAS). The audits of the above mentioned financial statements are carried out in accordance with the Hungarian National Standards on Auditing, the International Standards on Auditing (ISA), the provisions of Accounting Law and other relevant regulations. The auditors ensure the continuity of the audit by scheduling regular on-site reviews during the year, by participating in meetings of MOL's governing bodies and in other forms of consultation. Auditors also review the flash reports issued quarterly; however they do not perform an audit on such reports.

Arthur Andersen and Ernst & Young also provided other services to MOL during 2002. The total cost of these services was significantly lower than the total amount of audit fees.

Summary of the fees paid out to the auditors in 2002 and 2001 are as follows (HUF mn):

	2002	*2001*
	HUF millions	*HUF millions*
Audit fee for MOL plc	79	79
Audit fee for subsidiaries	167	136
Other services	86	282
Total	332	497

The main non-audit services provided were:

- Services provided in connection with the Slovnaft share purchase transaction in November 2002.
- Payroll and advisory services provided to expatriate employees of MOL subsidiaries.
- Taxation advisory services.

We do not believe that any of the services provided by Ernst & Young risked compromising their independence as auditors.

Report of the Supervisory Board

Report on the review of MOL parent company and consolidated annual 2002 Accounts accord-ing to Hungarian Accounting Standards.

Based on the resolutions of the Extraordinary General Meeting held on October 11, 2002, the composition of the Supervisory Board changed and, together with four previous members of the Supervisory Board, five new members fill this position. This composition provided for both the continuity in operations of the Supervisory Board and the fulfilment of its duties as prescribed by law. The Supervisory Board has based the present report on the report of the Board of Directors, the Auditors' assessment and regular planned reviews conducted during the year.

MOL Plc. continues to be one of the leading integrated oil and gas companies of Central Europe, the market leader in Hungary and, with its net sales revenue of HUF 1,273,086 billion, also the largest company in Hungary.

The work performed by the Board of Directors can, due to the continuation of rationalisation and efficiency improvement measures, be declared as successful.

- the Company's hydrocarbon reserves have increased further,
- in spite of the unfavourable international market trends, the Company delivered better results than its competitors in the area of refining and marketing,
- revenues generated from divestments developed in line with the plans,
- the change-over to the SAP R/3 system was successful,
- utilisation of the synergies that exist between MOL and Slovnaft continued,
- due to a restructuring of the loan structure, foreign exchange rate related risks decreased.

In addition to the above, the loss generated by the natural gas business decreased due to the strong Forint and lower import gas prices.

In the view of the Supervisory Board, the operations and measures adopted by the Board of Directors in 2002 were in harmony with the strategic objectives updated during the year and supported the fulfilment of the objectives of maximising shareholder value and becoming the leading integrated oil company in the region.

The system of internal regulations and controls of MOL Plc. is appropriate and the integrated management and information system is transparent and reliable.

The accounting methods applied in developing the report are in accordance with the provisions of the Accounting Act and are consistent with the accounting policies of the Company. All figures in the balance-sheet are supported by reconciliation and stock-taking where relevant. Assessment and payment of tax obligations were implemented as prescribed by law. In 2001, local business tax was overpaid and the Company identified this in 2002. This overpayment represents 0.5% of annual taxes and other payables. The Company concluded a fair and equitable agreement with the affected municipalities and the tax overpayment will be reimbursed by no later than September 15, 2004.

The Company's 2002 financial statements provide a true and fair picture of its economic activities.

The MOL Group was profitable again in 2002. A total of 29 subsidiaries were fully, and a further 39 subsidiaries were partially consolidated, using the equity method. The net income of the Group is lower, at HUF 39,307 million, than that of the parent company.

The ownership structure has changed, the share of international institutional investors decreased by 3.9%. The shareholding of the Depository of MOL GDRs, JP Morgan, fell by 5.51% to 18.85. The ownership share of domestic institutional and private investors was 5.1%. ÁPV Rt. (Hungarian Privatisation and State Holding Company) retained its 25% + 1 golden share in the Company.

The weighted average stock exchange price of MOL shares in 2002 increased by 13.8% compared to that of the previous year, to HUF 5208.

Under the long-term incentive scheme established for non-executive members of the Board of Directors which was approved at MOL's Annual General Meeting held on April 27, 2001, the relevant persons may, depending on the development of share prices, receive shares. The relative performance of MOL shares between April 1, 2002 and March 31, 2003 falls within the 57th percentile, therefore non-executive members of the Board of Directors are entitled to a 64% allocation under the relative-based stock award scheme.

The Supervisory Board endorses the dividend proposal of the Board of Directors which recommends a gross dividend of HUF 55, in line with the strategic targets of the Company which take growth potential into account.

The Supervisory Board proposes that the General Meeting approve the 2002 audited financial statements of MOL Rt. with a balance-sheet total of HUF 825,580 million and a net income of HUF 47,780 million, and the 2002 audited financial statements of the MOL Group with a balance-sheet total of HUF 848,159 million and a net income of HUF 39,307 million. These reports do not contain the impact of the proposed dividend submitted for approval to the General Meeting.

Budapest, March 31, 2003

On behalf of MOL's Supervisory Board:



Dr. Mihály Kupa
Chairman, Supervisory Board

Organisational Chart



GENERAL MEETING
BOARD OF DIRECTORS
SUPERVISORY BOARD
EXECUTIVE CHAIRMAN-CEO
GCEO
GCSO
GCFO
REFINING AND MARKETING
INTERNAL AUDIT
LEGAL
HUMAN RESOURCES
COMMUNICATIONS
SECURITY
CORPORATE AFFAIRS
CORPORATE HSE-Q
CHEMICAL PORTFOLIO MANAGEMENT
SLOVNAFT PORTFOLIO MANAGEMENT
BPR PROJECT
EXECUTIVE BOARD

Corporate and Shareholder Information

Date of foundation of MOL Rt.: October 1, 1991. Registered by the Budapest Court of Justice acting as Court of Registration on June 10, 1992 with effect as of October 1, 1991, under file number 01-10-041683.

Legal predecessor: Országos Kőolaj- és Gázipari Tröszt (OKGT National Oil and Gas Trust) and its subsidiaries.

The effective Articles of Association were accepted at the EGM held on 11 October, 2002: Access to the Articles of Association can be requested from the Company or an electronic version can be downloaded from Company's web site.

Registered share capital as of 31 December 2002: 98,400,000 registered class A ordinary shares with a par value of HUF 1,000 each and 1 registered class B preferred share with a par value of HUF 1,000 with special preferential rights attached.

Ownership Structure:

	12. 31. 2001		*12.31.2002*	
	Number of shares	*%*	*Number of shares*	*%*
Foreign investors	45,550,411	46.3%	41,692,937	42.4%
OMV	9,840,000	10.0%	9,840,000	10.0%
ÁPV Rt.	24,600,002	25.0%	24,600,002	25.0%
Hungarian private and institutional investors	5,283,133	5.3%	5,069,509	5.1%
Depositories	12,458,012	12.7%	11,970,743	12.2%
MOL Rt. (treasury shares)	581,066	0.6%	5,155,125	5.2%
Unregistered	87,377	0.1%	71,685	0.1%

Share Information

MOL share prices are published by the majority of Hungarian daily newspapers. Magyar Tőkepiac publishes daily data on prices and trading volumes. Indicative bid and ask prices of MOL's GDRs on SEAQ International can be monitored using the RIC code MOLBq.L on Reuters or MOLD LI on Bloomberg. MOL share prices on the Budapest Stock Exchange can be followed on Reuters using the RIC code MOLB.BU or on Bloomberg using code MOL HB. The following table shows trading data on MOL shares and GDRs for each quarter of 2002.

Period	*BSE volume (no of shares)*	*BSE closing price (HUF / share)*	*SEAQ volume (no of GDR's)*	*SEAQ closing price (US$/GDR)*
1st quarter	13,624,739	4,995	17,546,240	17.65
2nd quarter	17,020,764	4,690	28,344,324	19.23
3rd quarter	15,345,028	5,275	13,617,726	21.39
4th quarter	19,267,601	5,245	14,982,058	23.4

Treasury shares

Resolution No. 10 of the Extraordinary General Meeting held on 19 July 1999 gives authorisation to the Board of Directors for the purchase of MOL shares as follows:

- the authorisation shall be valid for 5 years;
- the total nominal value of all treasury shares held by the Company may not at any given time exceed 10% of the share capital;
- the shares shall be purchased by the Company at prices reflecting prevailing stock market prices on the day of the transactions;
- the Board of Directors shall report any transactions as well as the use of the purchased own shares at the first subsequent general meeting.

The Board of Directors shall also take into consideration the conditions contained in the present resolution, the provisions of the Company Act and of the Securities Act, as well as the compliance with the reporting obligations contained in relevant stock exchange regulations.

The objectives were:
- an expected increased role of share-based incentive schemes in order to harmonise more fully the interests of shareholders and management;
- adding a new potential measure to optimise the capital structure through the re-purchase of outstanding share capital (eventually, if justified by later cancellation of shares re-purchased);
- the facilitation of the implementation of potentially attractive equity-related and hybrid financing instruments.

As at 1 January 2002, MOL Rt. owned 581,066 MOL shares, this number grew to 5,155,125 shares by the end of the year. The changes were due to the following transactions:

Movement in Year	*Number of shares*
Number of treasury shares held by MOL Rt. as at 1 January 2002	**581,066**
Shares sold on BSE	(448,509)
Shares purchased on BSE	5,506,751
Share dotation to employees as in kind contributions and share buyback from employees	(484,183)
Number of treasury shares held by MOL Rt. as at 31 December 2002	**5,155,125**

On 29 January 2002, 448,509 shares were sold on the market at 5,300 HUF/share and bought back on the same day at the same price.

Shares Held by Directors and Officers of the Company as of December 31, 2002

Name	*Current position*	*Number of shares*
Zsolt Hernádi	Executive Chairman and Chief Executive Officer, member of the Board of Directors	6,289
György Mosonyi	Group Chief Executive Officer, member of the Board of Directors	7,648
Dr. Sándor Csányi	member of the Board of Directors, Deputy-Chairman	1,399
Michel-Marc Delcommune	Group Chief Financial Officer, member of the Board of Directors	12,514
László Akar	member of the Board of Directors	1,296
Dr. Miklós Dobák	member of the Board of Directors	3,132
Dr. Gábor Horváth	member of the Board of Directors	3,132
Dr. Ernő Kemenes	member of the Board of Directors	-
Iain Paterson	member of the Board of Directors	3,132
Miklós Kamarás	member of the Board of Directors	-
Kálmánné Simóka dr.	member of the Board of Directors	-
Dr. Mihály Kupa	Chairman of the Supervisory Board	-
Piroska Bognár	member of the Supervisory Board, representative of the employees	484
Dr. Sándor Lámfalussy	member of the Supervisory Board	380
Dr. János Lukács	member of the Supervisory Board	290
Dr. Lajos Oláh	member of the Supervisory Board	-
John I. Charody	member of the Supervisory Board	-
József Kudela	member of the Supervisory Board, representative of the employees	-
János Major	member of the Supervisory Board, representative of the employees	544
Slavomir Hatina	member of the Supervisory Board	-
Zoltán Áldott	Group Chief Strategic Officer	6,519
Dr. Ilona Bánhegyi	Chief Legal Counsel	2,073
Csaba Bokor	Exploration and Production Division, Managing Director	7,013
László Geszti	Refining and Marketing Division, Managing Director	1,139
Zoltán Szemmelveisz	Natural Gas Division, Managing Director	1,502
Dr. József Szórád	Retail Services Division, Managing Director	-
Béla Váradi	Human Resources Director	900

Glossary

Average production cost
Total cost of lifting, gathering and processing of crude oil and natural gas.

Boe (barrel of crude oil equivalent)
Volume equivalent obtained after conversion of the heating value of gas to crude oil on the basis of its thermal quantity. In its practical application, 1 boe is, in general, 6000 cubic feet (about 170 normal m^3) of gas.

Barrel
Barrel is the key imperial measure used in the oil industry, one tonne is equivalent to approximately 7.3 barrels of crude oil.

Brent type crude oil
Mix of North Sea crude oils whose quoted price is considered as a benchmark in the international crude oil market.

Condensates
General term for a group of liquid phase hydrocarbons in which light components dominate and which are extracted at the surface by natural gas separation.

Cogeneration plant
Coal or natural gas fuelled power station that is suitable for the simultaneous generation of electric and thermal energy.

Distillation capacity utilisation
The utilisation of the primary distillation capacity of a refinery.

Downstream
Refining and Marketing Segment.

Dry well
An investigated borehole which does not confirm the existence of a hydrocarbon site or is not able to profitably produce crude oil or natural gas.

Enhanced oil recovery
Processes/technologies that can be used to recover more oil relative to the primary and secondary methods.

Field development
Process of implementing underground and aboveground facilities necessary for the recovery of hydrocarbon reserves.

Gross production
Total quantity of crude oil and natural gas from hydrocarbon fields prior to the deduction of royalties.

HEO
Hungarian Energy Office.

Horizontal drilling
Drilling at which horizontal or near horizontal range is created in the target layer following the vertical section in order to expand the inflow cross-section.

Hungarian Petroleum Product Association (MÁSZ)
Association of the most important Hungarian crude oil product trading companies.

KKKSz
Crude Oil and Crude Oil Products Stockpiling Association responsible for the strategic stockpiling of crude oil and crude oil products in Hungary.

MCF
Million cubic feet. The key imperial measure used in the natural gas industry. One cubic meter is equivalent to 35.314 cubic feet.

MOL filling station operated in franchise
A filling station displaying the MOL logo and offering MOL's product range, but not owned by MOL Rt.

Natural gas liquids
Liquefied hydrocarbons separated from natural gas, ranging from propanes to gasolines and also containing heavier components.

Net dry natural gas production
Total gas recovered, reduced by the quantity of produced or separated carbon dioxide and/or the condensates.

Net production

Total crude oil and natural gas quantity from the hydrocarbon fields following the deduction of mining royalties.

Proved developed non-producing reserve

Reserves that can be extracted from existing wells during the period of time available, but where, due to a lack of pipeline connections or lack of other mechanical elements or contractual obligations, the production and marketing of hydrocarbons has not yet started.

Proved developed producing reserve

The reserve that can be extracted from existing wells during the period of time available for production.

Proved reserve

Estimated quantity of crude oil, natural gas and liquefied gas products that can commercially be extracted from already known reservoirs with a high degree of certainty (over 90%) under the prevailing economic and operating conditions.

Proved undeveloped reserve

Reserve that can be extracted from new wells located in areas where no drilling has been made yet or from existing wells in which relatively significant expenditure is required for development.

Production Sharing Agreement (PSA)

agreement for sharing the production of an oil field or a gas field between the State and the Investors.

Refining cover

Total refining capacity divided by total volumes of product sold.

Reserve

Estimated volume of crude oil, condesate, natural gas and other components that we assume can be extracted in commercial quantities by using known recovery methods from a known accumulation following a given point in time under the actual economic circumstances and Government regulation.

Residue upgrading

To transform residues (heavy fuel oil) into more valuable white products.

Royalty

By virtue of prevailing international practice and the Mining Act, the Government of Hungary stipulates the payment of a royalty on most of the crude oil and natural gas extracted. The royalty rate is currently 12% (since 1 January 1998).

Russian export blend

(API degree: 32.5, sulphur content: 1.25%) Mix of Russian crude oils whose quoted price is considered as a benchmark in the international crude oil markets.

Upstream

Exploration and Production Segment.

White products

Products (LPG, gasolines, and gas oils) that can be extracted from crude oil, having lower viscosity (in general, higher value products).

Toe (tonne of crude oil equivalent)

Mass equivalent received from the heating value of gas following conversion to crude oil on the basis of heat unit. As a rule, 1200 Nm^3 gas is equivalent to 1 toe.

Cash Flow at Risk (CF@R)

Methodology to measure the risks of the Company. It takes into account the exposures and the volatilities of the different businesses within the MOL portfolio.

Earnings before interest, tax, depreciation and amortisation (EBITDA)

Operating profit plus depreciation and amortisation.

EBITDA margin

Ratio of EBITDA divided by net sales revenues.

GDR

Global Depository Receipt, depository certificates issued by a foreign depository on the issuers shares, which are deposited with a Hungarian custodian.

Gearing

Ratio of net debt to net debt plus equity plus minority interests.

IFRS

International Financial Reporting Standards, formerly International Accounting Standards (IAS)

International Swap Dealers Association (ISDA)

The ISDA Master Agreement is a general agreement between counterparties to provide legal assistance with regards to derivative transactions.

Market capitalisation

Number of shares (issued share capital) multiplied by the actual stock market price.

Net income

Profit after taxation after the Groups share of associated companies and the deduction of profits due to minority interest.

Operating cash flow

Net cash provided by operating activities to be used for investment activities, interest payments and dividend payments to shareholders.

Return on Average Capital Employed (ROACE)

Operating profit divided by average capital employed (total assets – (long term financial investments + investment in process + short-term investments and cash + total current liabilities) + short term debt).

Return on Equity (ROE)

Net income divided by shareholders equity.

Shareholder's return

Return resulting from the movements of the share price and the amount of dividend paid.

Short position

Exposure to a factor (e.g. commodity price, foreign exchange rate, interest rate) where the profit and/or the cash flow of a company is negatively influenced by an increase of such factor.

Shareholder Information

Corporate Address

MOL Hungarian Oil and Gas Plc. (MOL Rt.)
H-1117 Budapest,
Október huszonharmadika u. 18.
H-1502 Budapest, Pf.: 22
Tel.: (36-1) 209-0000, 209-1010, 209-2020

Shareholder Relations

Investor Relations — investor and analyst relations, stock exchange prices, public documents
H-1117 Budapest,
Október huszonharmadika u. 18.
Tel.: (36-1) 464-1395
Fax: (36-1) 464-1335
e-mail: investorrelations@mol.hu

Share Registrar

KELER Rt.
H-1075 Budapest, Asbóth u. 9-11.
Tel.: (36-1) 269 6550

Stock Exchange Trading Information

Budapest Stock Exchange
H-1052, Budapest, Deák Ferenc u. 5.
Tel.: (36-1) 429-6636
Fax: (36-1) 429-6654

GDR Information

Morgan Guaranty Trust Company
60 Wall Street, New York, New York 10260, USA
US Morgan Service Center
+ 1-800-428-4237 or outside the US + 1-781-575-4328.

Announcements

The company publishes its announcements in Magyar Tőkepiac, a Hungarian daily. Invitations to General Meetings are also published in the "Népszabadság" and the "Magyar Nemzet", national daily newspapers.